Form 6-K/A

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Report Of Foreign Private Issuer
Pursuant To Rule 13a-16 Or 15d-16 Of
The Securities Exchange Act Of 1934

For the month of March, 2015

Commission File Number: 001-14950

ULTRAPAR HOLDINGS INC.
(Translation of Registrant’s Name into English)

Avenida Brigadeiro Luis Antonio, 1343, 9º Andar
São Paulo, SP, Brazil  01317-910
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Explanatory Note

Ultrapar Holdings Inc. is furnishing this Report on Form 6-K/A in order to amend an item in the “Manual for Shareholders’ Participation in the Extraordinary Shareholders’ Meeting of April 15, 2015”  included in its Report on Form 6-K furnished to the Securities and Exchange Commission on March 16, 2015.  The information in Item 5 of ANNEX III – ALLOCATION OF NET EARNINGS, on page 69, was revised to match a revision made to the documents filed in Brazil at the request of the BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros.

ULTRAPAR HOLDINGS INC.

TABLE OF CONTENTS

ITEM

1.	Board of Directors Minutes
2.	Manual for Shareholders’ Participation in the Annual Shareholders’ Meeting of April 15, 2015

ULTRAPAR PARTICIPAÇÕES S.A.

Publicly Traded Company

CNPJ nº 33.256.439/0001- 39	NIRE 35.300.109.724

MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS (02/2015)

Date, Time and Location:
March 11, 2015, at 2:30 p.m., at the Company's headquarters, located at Av. Brigadeiro Luís Antônio, nr 1343, 9th floor, in the City and State of São Paulo.

Attendance:
The undersigned Members of the Board of Directors.

Decisions:

1.
Pursuant to Article 28, item “i” of the Company’s Bylaws, the members of the Board of Directors discussed and determined the composition of the slate, to be proposed by this body, slate that will be competing in the election of the members of the Board of Directors to be held at the next annual shareholders’ meeting of the Company. The slate indicated by this Board will be composed of:

Paulo Guilherme Aguiar Cunha
Lucio de Castro Andrade Filho
Alexandre Gonçalves Silva
Carlos Tadeu da Costa Fraga
Jorge Marques de Toledo Camargo
José Maurício Pereira Coelho
Nildemar Secches
Olavo Egydio Monteiro de Carvalho

Pedro Wongtschowski

2.
The Board of Directors expresses its votes of gratitude to the Board members completing their mandates for their commitment, intense dedication and the valuable contributions that were brought during the years, which were vital to the establishment of the management philosophy and to the consolidation and growth of the Company.

3.
Pursuant to Article 20, paragraph 2 of the Company’s Bylaws, the Board of Directors authorizes the Company’s Board of Executive Officers to disclose the slate indicated hereby, providing all the documents required by the applicable law and by the Bylaws, and to take all the necessary measures for convening the mentioned annual shareholders’ meeting.

4.
The members of the Board of Directors were informed about the proposal of overall compensation for the management and for the Fiscal Council, which will be submitted to the shareholders at the time of the call notice of the annual shareholders’ meeting of the Company, and expressed their approval to such proposal.

Observations: The deliberations were approved, with no amendments or qualifications, by all the Board Members present.

As there were no further matters to be discussed, the meeting was closed, and the minutes of this meeting were written, read, approved and executed by all the undersigned Members present.

Paulo Guilherme Aguiar Cunha – Chairman
Lucio de Castro Andrade Filho
Nildemar Secches
Olavo Egydio Monteiro de Carvalho
Paulo Vieira Belotti
Pedro Wongtschowski

Manual for Shareholders’ Participation

Annual Shareholders’ Meeting
of April 15, 2015

TABLE OF CONTENTS

3	Message from the Chairman of the Board of Directors
4	Message from the Chief Executive Officer
5	Invitation
6	Call notice
11	Procedures and deadlines
12	Voting rights in the Meeting
13	Management Proposal for matters to be discussed in the Annual General Shareholders’ Meeting, including:
17
Annex I - Financial statements referring to the fiscal year ended on December 31st, 2014, including (i) the Management’s report on the Company’s businesses and the main administrative facts of the fiscal year ended on December 31st, 2014; (ii) Report from our Independent Auditors and (iii) Report from our Fiscal Council

18	Annex II - Management discussion and analysis on the financial conditions of the Company, under the terms of item 10 of the Reference Form
64	Annex III - Allocation of net earnings proposal for the fiscal year, pursuant to Annex 9-1-II of CVM Instruction nr 481/2009
66	Annex IV - Management and Fiscal Council compensation proposal;
68	Annex V - Information about the management compensation, under the terms of item 13 of the Reference Form;
95	Annex VI - Information about the candidates for members of the Fiscal Council indicated or supported by the management, under the terms of items 12.6 to 12.10 and 12.12 of the Reference Form;
110	Glossary of the terms used in items 10, 12.6 to 12.10, 12.12 and 13 of the Reference Form which are part of this document
112	Model for power of attorney

MESSAGE FROM THE CHAIRMAN OF THE BOARD OF DIRECTORS

Dear Shareholders,

We are pleased to invite you to attend the Annual General Shareholders’ Meeting (the “Meeting”) of Ultrapar Participações S.A. (“Ultrapar” or the “Company”), to be held on April 15, 2015, at 2:00 p.m., in the Company’s headquarters, located at Av. Brigadeiro Luís Antônio, nr 1,343, 9th floor, in the City and State of São Paulo, Brazil, in accordance with the Call Notice to be published in the newpapers Valor Econômico on March 16, 17 and 18, 2015 and Diário Oficial do Estado de São Paulo on March 14, 17 and 18, 2015, also available at the Company’s website (www.ultra.com.br).

PAULO G. A. CUNHA
Chairman of the Board of Directors

MESSAGE FROM THE CHIEF EXECUTIVE OFFICER

Dear Shareholders,

The preparation of this Manual for Shareholders’ Participation (the “Manual”) is aligned with the Company’s philosophy towards the continuous improvement of its corporate governance practices, including the quality and convenience of the information provided to our shareholders.

The purpose of this document is to present the management proposals and to provide you with clarification and guidance regarding the matters to be discussed and procedures required for your attendance and power of attorney to participate in the Meeting of April 15, 2015 of Ultrapar, consolidating in a single file all documents published by Ultrapar in connection with the Meeting.

I would also like to inform that, in addition to the information disclosed, the Investor Relations department of Ultrapar will be available for additional clarification by e-mail invest@ultra.com.br or telephone +55 11 3177-7014.

THILO MANNHARDT
Chief Executive Officer

INVITATION

DATE
April 15, 2015

TIME
2:00 p.m.

LOCATION
Company’s headquarters
Av. Brigadeiro Luís Antônio, nr 1,343
Bela Vista – 01317-910
São Paulo – SP

MAP

CALL NOTICE

ULTRAPAR PARTICIPAÇÕES S.A.
Publicly-Traded Company

CNPJ nr 33.256.439/0001-39	NIRE 35.300.109.724

Call Notice
ANNUAL GENERAL SHAREHOLDERS’ MEETING

The shareholders are hereby invited to attend the Annual General Shareholders’ Meeting of Ultrapar Participações S.A. (“Ultrapar” or the “Company”), to be held on April 15, 2015, at 2:00 p.m., in the Company’s headquarters, located at Av. Brigadeiro Luís Antônio, nr 1343, 9th floor, in the City and State of São Paulo (the “Meeting”), in order to vote on the following matters:

1. Analysis and approval of the Management’s report, Management’s accounts and financial statements referring to the fiscal year ended on December 31, 2014, together with the report from the Independent Auditors and the opinion from the Fiscal Council;

2. Allocation of net earnings for the fiscal year ended on December 31, 2014;

3. Election of the members of the Board of Directors;

4. Setting of the Management’s compensation; and

5. Based on the request for installation of the Fiscal Council made by shareholders representing more than 2% (two percent) of the voting shares issued by the Company:

5.a. Election of the members of the Fiscal Council; and

5.b. Setting of their compensation;

Election of the members of the Board of Directors - Procedure to request the adoption of cumulative vote

The minimum percentage of voting capital necessary for requesting the adoption of cumulative vote for the election of members of the Board of Directors is 5% (five percent) of the voting shares, according to CVM Instruction nr 165/91, amended by CVM Instruction nr 282/98.

Pursuant article 21 of the Company’s Bylaws and article 141, paragraph 1 of the Brazilian Corporate Law, such option shall be exercised by shareholders up to 48 hours before prior to the Meeting.

Attendance at the Meeting

The shareholders (including holders of American Depositary Receipts (“ADRs”)) of the Company attending the Meeting in person or represented by proxies, must comply with the requirements for attendance provided for in article 12 of the Company’s Bylaws, presenting the documents listed under items Individual Shareholder, Corporate Shareholder and Investment Funds below. The status of shareholder will be evidenced by submitting a statement issued by the bookkeeping institution or by the custodian institution, indicating the number of shares held by them up to three days prior to the Meeting.

Shareholders holding ADRs will be represented at the Meeting by the custodian of the shares underlying the ADRs pursuant to the terms of the deposit agreement, dated December 16, 1999, as amended (“Deposit Agreement”). The procedures for exercising voting rights in connection with the ADRs will be specified in a communication to be delivered to ADR holders by the depositary institution, pursuant to the terms of the Deposit Agreement. Shareholders may be represented by proxies that have been established within one year, representatives who may be shareholders, managers of the company represented, lawyers, financial institutions, or investment fund managers representing the investors.

Individual Shareholder

•	Original or certified copy of a photo identification (ID, Alien Resident Card, driver’s license, officially recognized work card, or passport, in case of non-Brazilians); and
•	Original or certified copy of the power-of-attorney, if applicable, and a photo identification of the proxy.

Corporate Shareholder

•
Certified copy of the most recent consolidated bylaws or articles of incorporation and of the corporate action granting power of attorney (minutes of the meeting of election of the board members and/or power of attorney);

•	Original or certified copy of photo identification of the proxy or proxies; and;
•	Original or certified copy of the power of attorney, if applicable, and photo identification of the proxy.

Investment Funds

•	Evidence of the capacity of fund manager conferred upon the individual or legal entity representing the shareholder at the Shareholders’ Meeting, or the proxy granting such powers;
•	The corporate action of the manager, in case it is a legal entity, granting powers to the representative attending the Shareholders’ Meeting or to whom the power of attorney has been granted; and
•	In the event the representative or proxy is a legal entity, the same documents referred to in “Corporate Shareholder” must be presented to the Company.

The documents listed above must be sent to the Investor Relations Department until 2:00 p.m. of April 13, 2014.

Availability of Documents and Information

In accordance with Ultrapar’s Bylaws and with article 6 of CVM Instruction nr 481, of December 17, 2009, the documents and information regarding the matters to be approved, as well as other relevant information and documents to the exercise of voting rights in the Meeting, were filed with the CVM and are available in CVM website (www.cvm.gov.br), in the Company's headquarters, in the BM&FBOVESPA website (www.bmfbovespa.com.br) and in the Company’s website (www.ultra.com.br), where the Manual of the Annual Shareholders’ Meeting is also available.
São Paulo, March 13, 2015.
PAULO GUILHERME AGUIAR CUNHA
Chairman of the Board of Directors

PROCEDURES AND DEADLINES

The documents necessary for participation in the Meeting are specified in the Call Notice.

We clarify that in the case of non-Brazilian investment funds and shareholders, a sworn translation of the documents shall not be required if the documents are originally in English or Spanish.

Ultrapar, aiming to facilitate the representation of its shareholders at the Meeting (excluding holders of common shares in the form of ADRs), provides in the end of this Manual a power-of-attorney model, through which shareholders may appoint the lawyers thereby indicated to represent them at the Meeting, at no cost and strictly in accordance with the powers granted. To the extent shareholders (excluding holders of common shares in the form of ADRs) opt to be represented at the Meeting using the model provided by the Company, the power of attorney must include all the representatives listed in the power-of-attorney model.

The documents listed above must be sent to the Investor Relations Department, at Avenida Brigadeiro Luís Antônio, 1,343, 8th floor, CEP 01317-910, in the City and State of São Paulo, up to 2:00 p.m. of April 13, 2015.

VOTING RIGHTS IN THE MEETING

All shareholders of Ultrapar (including holders of common shares in the form of ADRs) may vote in all matters included in the agenda. Each common share entitles its holder to one vote in the Meeting’s resolutions.

ULTRAPAR PARTICIPAÇÕES S.A.

Publicly-Traded Company
CNPJ nr 33.256.439/0001-39
NIRE 35.300.109.724

MANAGEMENT PROPOSAL

Dear Shareholders,

The Management of Ultrapar Participações S.A. (“Ultrapar” or “Company”) hereby presents to the Company´s shareholders the following Management Proposal, regarding the matters to be deliberated upon at the Company´s Annual General Shareholders’ Meeting (“Meeting”), to be held on April 15, 2015, at 2:00 p.m.:

1) Analysis and approval of the Management’s Report, Management’s accounts and financial statements referring to the fiscal year ended on December 31, 2014, together with the report from the Independent Auditors and the opinion from the Fiscal Council.

The Management’s Report and financial statements referring to the fiscal year ended on December 31, 2014 were filed with CVM on February 25, 2015, and published in wide-circulation newspapers on February 27, 2015. The documents above (i) were approved by the Board of Directors at a meeting held on February 25, 2015 and (ii) obtained a favorable opinion from the Company´s Fiscal Council. The financial statements were audited and received a report with unqualified opinion from the Company´s independent auditors, Deloitte Touche Tohmatsu. Such documents are available in Annex I. The Management discussion and analysis on the financial conditions of the Company, under the terms of item 10 of the Reference Form (“Formulário de Referência”), are available in Annex II. We propose the approval of the documents mentioned above by the Company´s shareholders.

2) Destination of net earnings for the fiscal year ended on December 31, 2014

Pursuant to item II of paragraph 1 of art. 9 of CVM Instruction 481, and in the format of annex 9-1-II of the same instruction, we have made available information regarding the destination of net earnings from the fiscal year ended on December 31, 2014 in Annex III. We propose the approval of the destination of net earnings according to Annex III and to the financial statements of the Company.

3) Election of the members of the Board of Directors.

Pursuant to paragraph 1 of art. 20 of the Company’s Bylaws, we propose the election of the slate formed by the candidates below as members of the Board of Directors.

- Alexandre Gonçalves Silva

- Carlos Tadeu da Costa Fraga

- Jorge Marques Toledo Camargo

- José Mauricio Pereira Coelho

- Lucio de Castro Andrade Filho

- Nildemar Secches

- Olavo Egydio Monteiro de Carvalho

- Paulo Guilherme Aguiar Cunha

- Pedro Wongtschowski

The present slate combines candidates who currently hold a position as member of Ultrapar’s Board of Directors with candidates who are starting their relationship with the Company. Mr. Alexandre Gonçalves Silva, Mr. Carlos Tadeu da Costa Fraga, Mr. Jorge Marques Toledo Camargo and Mr. José Mauricio Pereira Coelho integrate for the first time the proposed slate by the Management. The new candidates bring to the Board experience and track record in areas or companies that are similar or complementary to Ultrapar, providing a renewed vision that contributes to the constant evolution of the Company. Along with the members who already sit on the Board, we believe the proposed candidates will form a group that keeps the balanced composition of qualifications among the candidates, based on expertise, experience and skills that are together relevant to the Company, as well as maintains the work that has been developed by the Company’s management.

Information on the professional background of the candidates is available in Annex VI, according to items 12.6 to 12.10 of the Reference Form.

4) Setting of the Management’s compensation

We propose the approval of the Company´s Management compensation proposal according to the terms presented in Annex IV. In order to provide the comprehension of the rationale of the present proposal, we disclose additional information regarding the Management´s compensation policies and practices in Annex V, according to item 13 of the Reference Form.

5) Based on the request for installation of the Fiscal Council made by shareholders representing more than 2% (two percent) of the voting shares issued by the Company:

5.a) Election of the members

Considering that the Fiscal Council will be established by request of a shareholder representing more than 2% of voting shares issued by the Company, pursuant to article 161 of the Brazilian Corporate Law, paragraph 2, we propose the election of the following candidates as members of the Company´s Fiscal Council, as well as their alternates.

As effective members of the Fiscal Council:

- Flavio Cesar Maia Luz

- Janio Carlos Endo Macedo

- Mario Probst

As alternate members of the Fiscal Council:

- Márcio Augustus Ribeiro

- Paulo Cesar Pascotini

- Pedro Ozires Predeus

Information on the professional background of the candidates is available in Annex VI, according to items 12.6 to 12.10 of the Reference Form.

5.b) setting of their compensation

We propose the approval of the compensation of the members of the Fiscal Council for their term of office according to the terms presented in Annex IV.

São Paulo, March 13, 2015.

PAULO GUILHERME AGUIAR CUNHA
Chairman of the Board of Directors

ANNEXES

ANNEX I – FINANCIAL STATEMENTS

NOTE    : This Annex was previously filed on Ultrapar’s Form 6-K dated February 26, 2015

ANNEX II – ITEM 10 OF THE REFERENCE FORM (MD&A)

10. Management discussion

10.1 Management discussion & analysis:

Introduction

You should read this discussion together with our consolidated financial statements, filed with the CVM on February 25, 2015, including the Notes thereto, and other financial information included elsewhere in this document.

a.	General financial and equity conditions

Company overview

Ultrapar is a multi-business Company with more than 75 years of history, with distinguished position in the markets in which it operates. Our five principal segments are:

•   the LPG distribution business, conducted by Ultragaz;

•   the fuels distribution business, conducted by Ipiranga;

•   the chemical and petrochemical business, conducted by Oxiteno;

•   storage for liquid bulk, conducted by Ultracargo; and

•   retail pharmacy, conducted by Extrafarma (since February 2014).

Ultragaz distributes LPG to residential, commercial and industrial market segments. Ipiranga distributes gasoline, ethanol, diesel, NGV (natural gas for vehicles), fuel oil, kerosene and lubricants through a network of 7.1 thousand service stations and directly to large customers. Oxiteno produces ethylene oxide and its principal derivatives, and is also a major producer of specialty chemicals, particularly surfactants. It produces approximately 1.3 thousand products used in various industrial sectors such as cosmetics, detergents, agrochemicals, packaging, textiles, paints and varnishes. Ultracargo is the largest provider of storage for liquid bulk in Brazil. Extrafarma operates in distribution and retail pharmacy sector, with 223 stores at the end of 2014, and is one of the leaders in its region.

The transaction with Extrafarma was closed on January 31, 2014 with the approval of the association by the Extraordinary General Meetings of Ultrapar and Extrafarma. Extrafarma’s results were consolidated in Ultrapar’s financial statements as from February 1, 2014. Consequently, Ultrapar’s financial statements for the periods prior to February 1, 2014 do not include Extrafarma’s results and its operational data included in this release refer, for 2014, exclusively to the months from February to December. Aiming to provide a comparison basis for the analysis of the evolution of Extrafarma’s performance, we present its results for 2013 including the months from February to December 2013.

2014

Deterioration of macroeconomic environment continued in 2014, as in 2013. The scenario was formed by the combination of inflation above the target, weak economic activity, expansionary fiscal policy and rising interest rates. With the purpose of curbing the growing inflation rates verified over the year, the Brazilian Central Bank raised the basic interest rate of the economy, from 10% at the end of 2013 to 11.75% at the end of 2014. GDP growth expectations in 2014, measured by the Central Bank’s Focus report, started 2014 with a perspective of 2.0% and 2015 are recently pointing towards a negative progression. Despite the weak performance of the Brazilian economy, in contrast to a rebound of the U.S. economy, the Real remained relatively stable against the dollar until third quarter, when the devaluation started. The average Real to dollar exchange rate in 2014 was R$ 2.35/US$ compared to R$ 2.16/US$ in 2013, but reaching R$ 2.66/US$ at the end of 2014. The number of light vehicles licensed totaled 3.3 million in 2014, which lead to a 6% growth of the fleet in 2014. Sales in the retail pharmacy sector, according to data from members of Abrafarma, grew 13% in 2014, continuing the growth seen in recent years. In 2014, Ultrapar’s net sales and services amounted to R$ 67.7 billion, EBITDA amounted to R$ 3,157.9 million and net earnings amounted to R$ 1,251.2 million. Net debt to EBITDA ratio in the end of 2014 was 1.3, stable compared to the ratio at the end of 2013. Ultrapar ended 2014 with total assets of R$ 19.5 billion and shareholders’ equity of R$ 7.7 billion.

2013

The year of 2013 was marked by the continuity of a more challenging macroeconomic environment, with highlight to the maintenance of high inflation rates. In order to curb the rising inflation rates, the Brazilian government raised the economy’s base interest rate, from 7.25% at the end 2012 to 10.0% at the end of 2013. Despite that, GDP growth during 2013 was 2.3%, which, although modest, was above the growth recorded in 2012. Credit availability in the economy continued to grow, reaching a record level of 57% of the GDP in the fourth quarter of the year. The macroeconomic environment contributed for a strong appreciation of the dollar against the Real in 2013, with an average exchange rate of R$ 2.16/US$ in 2013, 10% higher than the exchange rate of R$ 1.95/US$ verified in 2012. Ultrapar achieved once more record levels of results in 2013, mainly due to the larger scale of operations, derived from investments and acquisitions made in previous years, associated to a sound financial position and result- and value creation-oriented culture. In 2013, Ultrapar’s net sales and services amounted to R$ 60.9 billion, EBITDA amounted to R$ 2,918.0 million and net earnings amounted to R$ 1,228.7 million. Net debt to EBITDA ratio in the end of 2013 was 1.2 – lower than the 1.3 ratio of the end of 2012 – reflecting the strong cash generation in the year. Ultrapar ended 2013 with total assets of R$ 16.4 billion and shareholders’ equity of R$ 6.5 billion.

2012

In 2012, the Brazilian economy presented a modest growth level. In order to foster the economic activity, the Brazilian government adopted counter-cyclical measures during the year, with an emphasis on the lowering of the base interest rate, which was reduced from 11.0% at the end of 2011 to 7.25% at the end of 2012, and on the reduction of federal taxes on the automotive sector. Despite the government measures, GDP growth during 2012 was 0.9%, below the 2.7% growth recorded in 2011. Even facing a more challenging macroeconomic environment, Ultrapar achieved record levels of results as of 2012, mainly due to the larger scale of operations, derived from investments and acquisitions made in the previous years, associated to a sound financial position and result- and value creation-oriented culture. In 2012, Ultrapar’s net sales and services amounted to R$ 53.9 billion, EBITDA amounted to R$ 2,411.4 million and net earnings amounted to R$ 1,026.8 million. Net debt to EBITDA ratio in the end of 2012 was 1.3 – lower than the 1.4 ratio of the end of 2011 – reflecting the strong cash generation in the year. Ultrapar ended 2012 with total assets of R$ 15.2 billion and shareholders’ equity of R$ 6.0 billion.

See “Item 10.2.c. Effect of inflation, changes in prices of main feedstocks and products, foreign exchange and interest rates on operating and financial results” for trend information.

b.	Capital structure and possibility of redemption of shares

Capital structure

Ultrapar’s capital as of December 31, 2014 amounted to R$ 3,838.7 million, composed by 556,405,096 common shares, without par value.

2014

Ultrapar ended the fiscal year 2014 with a gross debt of R$ 8,375.2 million and cash of R$ 4,400.1 million, resulting in a net debt of R$ 3,975.1 million, an increase of R$ 549.2 over 2013, in line with the Company's growth. On December 31, 2014, shareholders’ equity amounted to R$ 7,726.6 million, resulting in a net debt to shareholders’ equity ratio of 51%.

In September 2013, Ultrapar entered into an association agreement with Extrafarma. The transaction was closed on January 31, 2014 upon the approval of the merger of shares (incorporação de ações) by the Extraordinary General Shareholders Meetings of Ultrapar and Extrafarma. Extrafarma's results were consolidated in Ultrapar's financial statements as from February 1, 2014. Consequently, Ultrapar's financial statements for the periods prior to February 1, 2014 do not include Extrafarma's results and its operational data included in this release refer, for the year 2014, exclusively to the months from February to December 2014. With the purpose of providing a comparison basis for analysis of the evolution in the performance of Extrafarma, we present its results for 2013 including the months from February to December 2013. As a consequence of the closing of the transaction, 12,021,100 new common, nominative book-entry shares with no par value of Ultrapar were issued, which corresponded to R$ 141.9 million of capital increase and R$ 498.8 million of increase in capital reserve, totaling an increase in shareholders’ equity of R$ 640.7 million. Additionally, Ultrapar issued subscription warrants that, if exercised, would lead to the issuance of up to 4,007,031 shares in the future, broken down into 801,409 shares related to subscription warrants – working capital and 3,205,622 shares related to subscription warrants – indemnification. On June 30, 2014, after an assessment of the working capital and indebtedness adjustments the Company identified that the subscription warrants – working capital shall not be exercised by the former shareholders of Extrafarma. Accordingly, the Company reversed full provision for the issuance of 801,409 shares related to subscription warrants – working capital, which corresponded to R$ 42.1 million at the closing date. Additionally, it was verified that Ultrapar has R$ 12.2 million in receivables due to the adjustment on working capital that was registered under “other receivables” in current assets. The shares of the subscription warrants – indemnification may be exercised as from 2020 and is adjusted according to variations of provisions for fiscal, civil and labor risks and contingent liabilities related to the period prior to January 31, 2014. The value of the association totaled R$ 719.9 million. For more information, see Note 3.a and 22 to our 2014 financial statements.

2013

Ultrapar ended the fiscal year 2013 with a gross debt of R$ 6,969.6 million and cash of R$ 3,543.7 million, resulting in a net debt of R$ 3,425.9 million, an increase of 11% over 2012, mainly due to investments in expansion and dividends distributed in 2013. On December 31, 2013, shareholders’ equity amounted to R$ 6,546.9 million, resulting in a net debt to shareholders’ equity ratio of 52%.

2012

Ultrapar ended the fiscal year 2012 with a gross debt of R$ 6,215.9 million and cash of R$ 3,131.8 million, resulting in a net debt of R$ 3,084.0 million, an increase of 7% over 2011, mainly due to investments in expansion, acquisitions and dividends distributed in 2012. On December 31, 2012, shareholders’ equity amounted to R$ 6,006.1 million, resulting in a net debt to shareholders’ equity ratio of 51%.

(R$ million)	2014	% of shareholders’ equity	2013	% of shareholders’ equity	2012	% of shareholders’ equity

Gross debt	8,375.2	108%	6,969.6	106%	6,215.9	103%
Cash and financial investments	4,400.1	57%	3,543.7	54%	3,131.8	52%
Net debt	3,975.1	51%	3,425.9	52%	3,084.0	51%

i.	Hypothesis for the redemption of shares

There is no hypothesis for the redemption of shares issued by the Company, in addition to those legally provided.

ii.	Calculation for redemption value

Not applicable.

c.   Capacity to meet our financial commitments

Our principal sources of liquidity derive from (i) cash, cash equivalents and financial investments, (ii) cash generated from operations and (iii) financings. We believe that these sources are sufficient to satisfy our current funding requirements, which include, but are not limited to, working capital, capital expenditures, amortization of debt and payment of dividends.

Periodically, we assess the opportunities for acquisitions and investments. We consider different types of investments, either directly or through joint ventures, or associated companies, and we finance such investments using cash generated from our operations, debt financing, through capital increases or through a combination of these methods.

We believe we have sufficient working capital to satisfy our current needs. In addition to the cash flow generated from our operations during the year, as of December 31, 2014, we had R$ 4,269.2 million in cash, cash equivalents and short-term investments. The gross indebtedness due between January and December 2015 totals R$ 3,971.1 million, including estimated interests on loans. Furthermore, the investment plan for 2015 totals R$ 1,418.4 million.

We anticipate that we will spend approximately R$ 13.7 billion in the next five years to meet long-term contractual obligations, including the amortization and payment of interests, as well as the 2015 budgeted capital expenditures.

(R$ million)	2015-2019

Contractual obligations	1,864.4
Investment plan for 2015	1,418.4
Financing¹	8,298.8
Estimated interest payments on financing ²	1,991.7
Hedging instruments ³	130.4
Total	13,703.7

¹ Does not include currency and interest rate hedging instruments.
² Includes estimated interest payments on short-term and long-term loans. Information of our derivative instruments is not included. The fair value information of such derivatives is available in Note 22, filed with the CVM on February 25, 2015. To calculate the estimated interest on loans certain macroeconomic assumptions were used, including, on average for the period, (i) CDI of 12.6% p.a., (ii) exchange rate of the real against the U.S. dollar of R$ 2.83 in 2015, R$ 3.09 in 2016, R$ 3.36 in 2017, R$ 3.64 in 2018 and R$ 3.94 in 2019 (iii) TJLP of 5.5% p.a. and (iv) IGP-M (General Market Price Index) of 5.7% p.a. in 2015, 6.0% p.a. in 2016 and 5.3% p.a. from 2017 to 2019. (source: BM&FBOVESPA, Boletim Focus and financial institutions)
³ The currency and interest rate hedging instruments were estimated based on projected U.S. dollar futures contracts and the futures curve of DI x Pre contract quoted on BM&FBOVESPA as of December 30, 2014, and on the futures curve of LIBOR (BBA - British Bankers Association)
on December 31, 2014. In the table above, only the hedging instruments that are expected to be disbursed at the time of settlement were considered.

See “Item 10.1.f. Indebtedness level and debt profile”, “Item 10.8.b. Other off-balance sheet arrangements” and “Item 10.10.a.i. Quantitative and qualitative description of the investments in progress and the estimated investments” for further information.

We expect to meet these cash requirements through a combination of cash generated from operating activities and cash generated by financing activities, including new debt financing and the refinancing of some of our indebtedness.

d.  Sources for financing working capital and investments in non-current assets

We generated cash flow from operations of R$ 2,650.7 million, R$ 2,120.7 million and R$ 2,443.7 million for 2014, 2013 and 2012, respectively. In 2014, our operating cash flow was R$ 530.0 million higher compared to 2013, mainly due to the growth of our operations and lower investment in working capital, which went from an increase of R$ 185.8 million to a reduction of R$ 99.0 million of working capital in 2014. In 2013, our cash flow from operations was R$ 323.0 million lower than that in 2012, mainly due to higher investment in working capital, increased inventories and lower trade payables, due to a reduction in average payment to suppliers.

Cash flow of investing activities used an amount of R$ 1,540.2 million, R$ 1,287.9 million and R$ 1,565.0 million in 2014, 2013 and 2012, respectively. In 2014, Ultrapar continued its strategy of value creation and investments to increase operating scale and productivity gains in its businesses. In 2014, 2013 and 2012, we invested R$ 1,215.7 million, R$ 1,101.5 million and R$ 1,282.7 million in additions to fixed assets, equipment and intangible assets, net of disposals. In addition, capital investments were made in ConectCar of R$ 28.5 million, R$ 24.9 million and R$ 4.1 million in 2014, 2013 and 2012 respectively. In 2012, Ultrapar, through its subsidiary Oxiteno S.A., acquired 100% of the shares of American Chemical for R$ 107.4 million, in addition to the assumption of R$ 32.7 million in net debt. Also in 2012, Ultrapar, through its subsidiary Tequimar, acquired 100% of the shares of Temmar, in the port of Itaqui (MA), for R$ 68.2 million, including the assumption of R$ 91.2 million in net debt. Tequimar will disburse a minimum extra value of R$ 12 million, which may reach approximately R$ 30 million as a result of possible future expansions in the storage capacity of the terminal, provided that such expansions are implemented within the seven year period after the acquisition, an amount that will be restated by the General Index of Market Prices (“IGP-M”).

Cash flows used by financing activities totaled R$ 539.3 million, R$ 578.9 million and R$ 622.7 million for 2014, 2013 and 2012, respectively. In 2014, cash used by financing activities decreased R$ 39.5 million compared to 2013, mainly as a result of an increase of R$ 369.5 million in new loans and debentures, which was partially offset by a greater use of resources of R$ 327.0 million for amortization of financing and debentures, interest and dividend payments. In 2013, the cash used by financing activities decreased R$ 43.8 million, primarily as a result of an increase of R$ 1,307.8 billion in new loans and debentures, which was partially offset by a greater use of resources in R$ 1,297.6 million for amortization of financing and debentures, interest and dividend payments. In 2012, cash flows from financing activities decreased by R$ 471.1 million, mainly as a result of the issuance of debentures, in March and November 2012, in order to strengthen the Company’s cash and extend its debt profile, partially offset by increased amortization of financing and debentures in 2012. Accordingly, cash and cash equivalents totaled R$ 2,827.4 million in 2014, R$ 2,276.1 million in 2013 and R$ 2,021.1 million in 2012.

e.  Sources for financing working capital and investments in non-current assets to be used to in case of deficiencies in liquidity

In 2014, 2013 and 2012, we did not present deficiencies in liquidity. We believe that Ultrapar has own resources and operational cash generation sufficient to finance its needs for working capital and investments estimated for 2015.

f.  Indebtedness level and debt profile

Our total indebtness, considering all current liabilities and non-current liabilities, grew by 20%, from R$ 9,831.7 million as of December 31, 2013 to R$ 11,753.8 million as of December 31, 2014.

Our gross financial debt increased by 20% during the year ended on December 31, 2014, from R$ 6,969.6 million as of December 31, 2013 to R$ 8,375.2 million as of December 31, 2014. Our short term financial debt as of December 31, 2014 was equivalent to 41% of our gross debt and for the year ended on December 31, 2013 was 26%.

The table below shows our financial indebtedness for each period:

Loans	Currency	Weighted average financial charges as of December 31, 2014	Principal amount of outstanding and accrued interest through
			12/31/2014	12/31/2013	12/31/2012

Foreign currency – denominated loans:
Notes in the foreign market	US$	+7.3%	664.1	584.5	508.9
Foreign loan	US$	LIBOR(1) + 0.6%	603.0	187.3	159.6
Advances on foreign exchange contracts	US$	+1.1%	184.1	136.8	114.8
Foreign loan	US$	LIBOR(1) + 1.0%	158.0	140.3	122.2
Financial institutions	US$	+2.9%	113.9	95.8	84.0
Financial institutions	US$	LIBOR(1) + 2.0%	53.3	46.7	40.6
BNDES	US$	+6.0%	33.2	46.6	59.3
Financial institutions	MX$(2)	TIIE(2) + 1.0%	32.3	31.2	25.3
Foreign currency advances delivered	US$	+0.8%	25.4	25.5	52.7
Financial institutions	Bs(3)	—	—	—	30.2
Brazilian Reais – denominated loans:
Banco do Brasil – floating rate	R$	104.6% of CDI	2,873.6	2,402.6	668.9
Debentures - 1th and 2th issuances IPP	R$	107.9% of CDI	1,409.5	606.9	602.3
Debentures - 4th issuance	R$	108.3% of CDI	874.3	852.5	845.9
BNDES	R$	TJLP(5) + 2.6%	531.0	633.8	677.8
Banco do Brasil – fixed rate	R$	+12.1%	503.9	905.9	1,948.1
Banco do Nordeste do Brasil	R$	8.5%(6)	85.1	104.1	118.8
FINEP	R$	+4.0%	74.8	38.8	30.8
BNDES	R$	+4.6%	62.6	47.4	49.2

Finance leases	R$	IGP-M(4) + 5.6%	45.9	44.3	42.4
Export Credit Note	R$	+8.0%	25.7	25.0	—
FINEP	R$	TJLP(5) -1.3%	9.1	6.7	23.5
Working capital loans Extrafarma – fixed rate	R$	+10.4%	3.4	—	—
Fixed finance leases	R$	+15.6%	0.7	0.1	0.5
FINAME	R$	TJLP(5)+5.6%	0.5	—	0.5
Floating finance leases	R$	CDI+2.8%	0.5
Total loans			8,367.8	6,963.1	6,206.2
Currency and interest rate hedging instruments			7.4	6.6	9.7
Total			8,375.2	6,969.6	6,215.9

(1)	LIBOR – London Interbank Offered Rate.
(2)	MX$ - Mexican peso; TIIE - Mexican interbank balance interest rate.
(3)	Bs – Venezuelan Bolívar Forte.
(4)	IGP-M = General Index of Market Prices of Brazilian inflation, calculated by the Getulio Vargas Foundation.
(5)	TJLP (Long-Term Interest Rate) = set by the National Monetary Council, TJLP is the basic financing cost of BNDES. On December 31, 2014, TJLP was fixed at 5.0% p.a.
(6)
Contract linked to the rate of FNE (Northeast Constitutional Financing Fund) fund whose purpose is to foster the development of the industrial sector, administered by Banco do Nordeste. On December 31, 2014, the FNE interest was 10% p.a. FNE grants a discount of 15% over the interest rate for timely payments.

Our consolidated debt as of December 31, 2014 had the following maturity schedule:

Year	Maturities
(R$ million)
2015	3,442.4
2016	572.0
2017	2,390.7
2018	894.3
2019	1,006.9
2020 thereafter	68.9
Total	8,375.2

See “Item 10.1.c. Capacity to meet our financial commitments”.

Subsequent events

Renegotiation of financing

Subsidiary IPP renegotiated loans with Banco do Brasil, which would mature in February 2015, in the notional amount of R$ 333 million, changing the maturities to July 2017 and January 2018, with floating interest rate of 106% of CDI.

Issue of debentures

In February 2015, Ultrapar made its fifth issuance of debentures in single series of 80,000 simple, nonconvertible into shares, approved, nominative and registered debentures, with unit par value of R$

10,000.00, with a term of three years (payment of the par value in a lump sum at final maturity) and interest of 108.25% of CDI.

i.	Relevant loan and financing contracts

Notes in the foreign market

In December 2005, the subsidiary LPG International  issued US$ 250 million in notes in the foreign market, maturing in December 2015, with interest rate of 7.3% p.a., paid semiannually. The notes were guaranteed by the Company and its subsidiary Oxiteno S.A.

Foreign loans

The subsidiary IPP has a foreign loan in the amount of US$ 80 million, due in November 2015 and bearing interest of LIBOR + 0.8% p.a., paid quarterly. IPP also contracted hedging instruments with floating interest rate in U.S. dollar and exchange rate variation, changing the foreign loan charge to 104.1% of CDI (see Note 22). IPP designated these hedging instruments as a fair value hedge; therefore, loan and hedging instruments are both measured at fair value from inception, with changes in fair value recognized through profit or loss. The foreign loan is secured by the Company.

The subsidiary Oxiteno Overseas has a foreign loan in the amount of US$ 60 million with interest of LIBOR + 1.0% p.a., paid semiannually. The Company, through its subsidiary Cia. Ultragaz, contracted hedging instruments with floating interest rates in dollar and exchange rate variation, changing the foreign loan charge to 86.9% of CDI with maturity in June 2014 and 94.0% of CDI for the remaining term (see Note 22). The foreign loan is guaranteed by the Company and its subsidiary Oxiteno S.A. In January 2014, the subsidiary renegotiated the loan changing the maturity from June 2014 to January 2017.

In September 2014, the subsidiary IPP entered into a foreign loan agreement in the amount of US$ 150 million, due in September 2017 and bearing interest of LIBOR + 0.53% p.a., paid quarterly. IPP also contracted hedging instruments with floating interest rate in U.S. dollar and exchange rate variation, changing the foreign loan charge to 103.7% of CDI (see Note 22). IPP designated these hedging instruments as a fair value hedge; therefore, loan and hedging instruments are both measured at fair value from inception, with changes in fair value recognized through profit or loss. The foreign loan is secured by the Company.

Loans with Banco do Brasil

The subsidiary IPP has fixed and floating interest rate loans with Banco do Brasil to finance the marketing, processing, or manufacturing of agricultural goods (ethanol). IPP contracted interest hedging instruments, thus converting the fixed rate for this loan into 99.5% of CDI (see Note 22). IPP designates this hedging instrument as a fair value hedge; therefore, loan and hedging instrument are both stated at fair value from inception. Changes in fair value are recognized in profit or loss.

In January 2014, the subsidiary IPP renegotiated loans, that would mature in 2014, in the notional amount of R$ 909.5 million, changing the maturities from April and May 2014 to January 2017, with floating interest rate of 105.5% of CDI.

These loans mature, as follows (including interest until December 31, 2014):

Maturity	Balance in 2014
(R$ million)
February, 2015	397.1
May, 2015	738.3
February, 2016	198.5
May, 2016	117.2
January, 2017	1,005.8
May, 2019	920.5
Total	3,377.5

Debentures
In March 2012, Ultrapar carried out its fourth issuance of debentures, in a single series of 800 simple, nonconvertible into shares, unsecured debentures, and its main characteristics are as follows:

Face value unit:	R$ 1,000,000.00

Final maturity:	March 16, 2015

Payment of the face value:	Lump sum at final maturity

Interest:	108.3% of CDI

Payment of interest:	Annually

Reprice:	Not applicable

In December 2012, the subsidiary IPP made its first public issuance of debentures in single series of 60,000 simple, nonconvertible into shares, unsecured, nominative and registered debentures, and its main characteristics are as follows:

Face value unit:	R$ 10,000.00

Final maturity:	November 16, 2017

Payment of the face value:	Lump sum at final maturity

Interest:	107.9% of CDI

Payment of interest:	Semiannually

Reprice:	Not applicable

In January 2014, the subsidiary IPP made its second issuance of public debentures in single series of 80,000 simple nonconvertible into shares, unsecured, nominative and registered debentures, which main characteristics are as follows:

Face value unit:	R$ 10,000.00

Final maturity:	November 20, 2018

Payment of the face value:	Lump sum at final maturity

Interest:	107.9% of CDI

Payment of interest:	Semiannually

Reprice:	Not applicable

Export credit note

In March 2013, the subsidiary Oxiteno Nordeste contracted an export credit note in the amount of R$ 17.5 million, with maturity in March 2016 and fixed interest rate of 8% p.a., paid quarterly.

In August 2013, the subsidiary Oxiteno Nordeste contracted an export credit note in the amount of R$ 10.0 million, with maturity in August 2016 and fixed interest rate of 8% p.a., paid quarterly.

Subsidiary Oxiteno Nordeste contracted interest hedging instruments, thus converting the fixed rates for these loans into 88.8% of CDI (see Note 22). Oxiteno Nordeste designated these hedging instruments as a fair value hedge; therefore, loans and hedging instruments are both measured at fair value from inception. Changes in fair value are recognized in profit or loss.

Financial institutions

The subsidiaries Oxiteno Mexico S.A. de C.V., Oxiteno USA LLC and Oxiteno Uruguay have loans to finance investments and working capital.

Working Capital

The subsidiary Extrafarma has fixed rates loans for financing its working capital. The floating rate loans were paid in the fourth quarter of 2014

ii.   Other long term relations with financial institutions

In addition to the relationships mentioned in items 10.1.f.i. Relevant loan and financing contracts and 10.1.g. Limits of use of contracted loans and financing, Ultrapar maintains long term relationships with financial institutions (i) in connection with the ordinary course of the business, such as the payroll of its employees, credit and collection, payments and currency and interest rate hedging instruments and (ii) through a long-term contract between Ipiranga and Itaú Unibanco for the provision of financial services and management of the Ipiranga-branded credit cards.

iii.   Subordination of debt

Our secured debt as of December 31, 2014, amounted to R$ 50.6 million. Except for secured debt, there is no subordination among our existing debt.

iv. Any restrictions imposed on the issuer, especially related to indebtedness limits and the hiring of new debt, to dividend distribution, to the sale of assets, to the issuing of new securities and to change of control

Ultrapar and its subsidiaries have some covenants required by loans contracted. The restrictions imposed on Ultrapar and its subsidiaries are those usual for transactions of this nature and have not limited their ability to conduct their business to date.

As a result of the issuance of notes in the foreign market, certain obligations must be maintained by Ultrapar:

•	Limitation on transactions with shareholders that hold 5% or more of any class of stock of Ultrapar, except upon fair and reasonable terms in a comparable arm’s-length transaction with a third party;

•
Required board approval for transactions with shareholders that hold 5% or more of any class of stock of Ultrapar, or with their subsidiaries, in an amount higher than US$ 15 million (except transactions of Ultrapar with its subsidiaries and between its subsidiaries);

•	Restriction on sale of all or substantially all assets of Ultrapar and subsidiaries LPG International and Oxiteno S.A.;

•	Restriction on encumbrance of assets exceeding US$ 150 million or 15% of the consolidated tangible assets.

As a result of foreign loans, some obligations mentioned above must also be maintained by the Company and its subsidiaries. Additionally, during the effectiveness of these contracts, the Company shall maintain the following financial ratios, calculated based on its audited consolidated financial statements:

•
Maintenance of a financial ratio, determined by the ratio between consolidated net debt and consolidated Earnings before Interest, Taxes, Depreciation and Amortization (EBITDA), at less than or equal to 3.5; and

•	Maintenance of a financial ratio determined by the ratio between consolidated EBITDA and consolidated net financial expenses, higher than or equal to 1.5.

As a result of BNDES financing contracts, during the effectiveness of these agreements, Ultrapar must keep the following capitalization and current liquidity levels, as verified in annual consolidated audited balance sheet:

•	capitalization level: shareholders’ equity / total assets equal to or above 0.30; and

•	current liquidity level: current assets / current liabilities equal to or above 1.3.

The Company has the covenants levels required by contractors financing.

g. Limits of use of contracted loans and financings

The Company has certain financing contracts with BNDES whose amount was only partially received. As of December 31, 2014, the total value of such contracts amounted to R$ 186 million, of which 14% had already been received.

h.   Main changes in each item of the financial statements

Ultrapar – Consolidated

(R$ million)	Information as of			Variation %
	12/31/2014	12/31/2013	12/31/2012	12/31/2014 vs. 12/31/2013	12/31/2013 vs. 12/31/2012

ASSETS
Cash, cash equivalents and financial investments	4,269.2	3,425.2	2,982.3	25%	15%
Trade accounts receivable	2,604.1	2,321.5	2,306.5	12%	1%
Inventories	1,925.0	1,592.5	1,290.7	21%	23%
Recoverable taxes	593.5	480.0	478.0	24%	0%
Other	110.6	84.7	75.6	31%	12%
Total Current Assets	9,502.4	7,903.9	7,133.0	20%	11%

Investments	70.5	58.9	43.7	20%	35%
Property, plant and equipment and intangibles assets	8,250.1	7,029.0	6,632.3	17%	6%
Financial investments	130.9	118.5	149.5	10%	-21%
Trade accounts receivable	143.8	124.5	137.4	16%	-9%
Deferred income tax	462.6	376.1	469.3	23%	-20%
Escrow deposits	696.8	614.9	533.7	13%	15%
Other	223.3	152.7	150.6	46%	1%
Total Non-Current Assets	9,978.0	8,474.6	8,116.5	18%	4%

TOTAL ASSETS	19,480.4	16,378.5	15,249.6	19%	7%

LIABILITIES
Loans and debentures	3,442.4	1,830.0	1,628.0	88%	12%
Trade payables	1,279.5	968.9	1,297.7	32%	-25%
Salaries and related charges	294.6	297.7	252.5	-1%	18%
Taxes payable	273.2	230.2	182.9	19%	26%
Other	402.4	437.7	360.1	-8%	22%
Total Current Liabilities	5,692.1	3,764.5	3,721.3	51%	1%

Loans and debentures	4,932.8	5,139.6	4,587.9	-4%	12%
Provision for tax, civil and labor risks	623.3	569.7	551.0	9%	3%
Post-employment benefits	108.4	99.4	118.5	9%	-16%
Other	397.2	258.4	264.9	54%	-2%
Total Non-Current Liabilities	6,061.7	6,067.2	5,522.2	0%	10%

TOTAL LIABILITIES	11,753.8	9,831.7	9,243.5	20%	6%

SHAREHOLDERS' EQUITY
Capital	3,838.7	3,696.8	3,696.8	4%	0%
Reserves	3,723.0	2,733.0	2,251.5	36%	21%
Treasury shares	(103.0)	(114.9)	(114.9)	-10%	0%
Others	239.3	205.1	147.2	17%	39%
Non-controlling interest	28.6	26.9	25.5	6%	6%
TOTAL SHAREHOLDERS' EQUITY	7,726.6	6,546.9	6,006.1	18%	9%

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY.	19,480.4	16,378.5	15,249.6	19%	7%

Main changes in the consolidated balance sheet accounts on December 31, 2014 compared with December 31, 2013

Assets

Current assets

Current assets totaled R$ 9,502.4 million as of December 31, 2014, an increase of R$ 1,598.4 million compared to December 31, 2013, mainly due to the addition of Extrafarma from February 2014 and a higher cash position.

Cash and financial investments

Cash and financial investments totaled R$ 4,269.2 million as of December 31, 2014, an increase of R$ 844.0 million compared to December 31, 2013, mainly due to the cash flow generation from operations and new loans contracted in the period, partially offset primarily by organic investments made during 2014 and increased dividend payments.

Inventories

Inventories amounted to R$ 1,925.0 million as of December 31, 2014, an increase of R$ 332.5 million compared to December 31, 2013, mainly due to the addition of Extrafarma from February 2014.

Non-current assets

Non-current assets totaled R$ 9,978.0 million as of December 31, 2014, an increase of R$ 1,503.4 million compared to December 31, 2013, mainly due to the increase in fixed and intangible assets.

Property, plant and equipment and intangible assets

Property, plant and equipment and intangible assets totaled R$ 8,250.1 million as of December 31, 2014, an increase of R$ 1,221.1 million compared to December 31, 2013, due to investments in expansion carried out throughout 2014 and the addition of Extrafarma from February 2014, partially offset by depreciation and amortization during the period.

Liabilities

Current liabilities

Current liabilities amounted R$ 5,692.1 million as of December 31, 2014, an increase of R$ 1,927.6 million compared to December 31, 2013, due to increase in loans and debentures and the addition of Extrafarma from February 2014.

Loans and debentures

Loans and debentures totaled R$ 3,442.4 million in December 31, 2014, an increase of R$ 1,612.4 million compared to December 31, 2013, mainly as a result of the transfer of the amount due in 2015 from non-current liabilities to current liabilities, partially offset by the extension of the Ultrapar’s debt profile, which remained stable. See “Non-current liabilities – Loans and debentures”.

Trade payables

Trade payables amounted to R$ 1,279.5 million as of December 31, 2014, an increase of R$ 310.6 million compared to December 31, 2013, primarily as a result of the addition of Extrafarma from February 2014 and an increase of R$ 124.3 million in Ipiranga suppliers, due to the growth of its operations.

Non-current liabilities

Non-current liabilities totaled R$ 6,061.7 million as of December 31, 2014, a R$ 5.5 million reduction compared to December 31, 2013. The increase in non-current liabilities due to the addition of Extrafarma from February 2014 and the increase in taxes were offset by the reduction in loans and debentures.

Loans and debentures

Loans and debentures totaled R$ 4,932.8 million as of December 31, 2014, a decrease of R$ 206.8 million compared to December 31, 2013, mainly as a result of the transfer of the amount due in 2015 from non-current liabilities to current liabilities, partially offset by the extension of the Ultrapar’s debt profile.

Shareholders' Equity

Ultrapar’s shareholders' equity amounted to R$ 7,726.6 million on December 31, 2014, a R$ 1,179.7 million increase compared with December 31, 2013, as a result of an increase in profit reserves, due to the net earnings of 2014 and the issue of 12,021,100 new shares due to the addition of Extrafarma (see Note 20.a and 20.c).

Main changes in the consolidated balance sheet accounts on December 31, 2013 compared with December 31, 2012

Assets

Current assets

Current assets amounted to R$ 7,903.9 million on December 31, 2013, a R$ 770.9 million increase over the current assets on December 31, 2012, mainly as a result of the increases in cash and financial investments and in inventories.

Cash and financial investments

Cash and financial investments amounted to R$ 3,425.2 million on December 31, 2013, a R$ 442.9 million increase over December 31, 2012, mainly as a result of the increased cash flow generated from our operations and debt financing raised in the period, partially offset mainly by the organic investments made in 2013 and the increased payment of dividends.

Inventories

Inventories amounted to R$ 1,592.5 million on December 31, 2013, a R$ 301.8 million increase compared with December 31, 2012, mainly as a result of increases in diesel, gasoline and ethanol costs during the year.

Non-current assets

Non-current assets amounted to R$ 8,474.6 million on December 31, 2013, a R$ 358.1 million increase compared with December 31, 2012, mainly as a result of the increase in property, plant and equipment and intangible assets.

Property, plant and equipment and intangible assets

Property, plant and equipment and intangible assets amounted to R$ 7,029.0 million on December 31, 2013, a R$ 396.7 million increase compared with December 31, 2012, as a result of the higher level of organic investments made in 2013, partially offset by depreciation and amortization in the period.

Liabilities

Current liabilities

Current liabilities amounted to R$ 3,764.5 million on December 31, 2013, a R$ 43.2 million reduction compared with December 31, 2012, as a result of an increase in short-term loans, debentures and finance lease, partially offset by a reduction in trade payables.

Loans and debentures

Loans and debentures amounted to R$ 1,830.0 million on December 31, 2013, a R$ 202.0 million increase compared with December 31, 2012, mainly as a result of the transfer of the amount due in 2014 from non-current liabilities to current liabilities, partially offset by the extension of the Ultrapar’s debt profile, which remained stable. See “Non-current liabilities – Loans and debentures”.

Trade payables

Trade payables amounted to R$ 968.9 million on December 31, 2013, a R$ 328.8 million increase over December 31, 2012, concentrated in Ipiranga’s trade payables, as a result of the reduction of the term of payment to Petrobras.

Non-current liabilities

Non-current liabilities amounted to R$ 6,067.2 million on December 31, 2013, increase of R$ 544.9 million over December 31, 2012, mainly as result of the increase in loans and debentures.

Loans and debentures

Loans and debentures amounted to R$ 5,139.6 million on December 31, 2013, a R$ 551.7 million increase compared with December 31, 2012, mainly as a result of new debt raised, with the maintenance of Ultrapar’s debt profile.

Shareholders' Equity

Ultrapar’s shareholders' equity amounted to R$ 6,546.9 million on December 31, 2013, a R$ 540.8 million increase compared with December 31, 2012, as a result of an increase in profit reserves, due to the net earnings of 2013.

Main changes in the consolidated income statement

Main changes in the consolidated income statement for the year ended December 31, 2014 compared with the year ended December 31, 2013

(R$ million)
	Year ending December 31	% of net sales and services	Year ending December 31	% of net sales and services	Percent change 2014-2013
	2014		2013

Net revenue from sales and services	67,736.3	100%	60,940.2	100%	11%
Cost of products and services sold	(62,304.6)	92%	(56,165.4)	92%	11%

Gross profit	5,431.7	8%	4,774.9	8%	14%
Selling, marketing, general and administrative expenses	(3,289.0)	5%	(2,768.7)	5%	19%
Other operating income, net	106.9	0%	97.6	0%	10%
Income from disposal of assets	37.0	0%	40.3	0%	-8%

Operating income	2,286.6	3%	2,144.0	4%	7%
Financial results	(445.4)	1%	(337.6)	1%	32%
Income and social contribution taxes	(16.5)	0%	(5.0)	0%	230%
Equity in earnings (losses) of affiliates	(573.5)	1%	(572.7)	1%	0%

Net income	1,251.2	2%	1,228.7	2%	2%
Net income attributable to:
Shareholders of Ultrapar	1,241.6	2%	1,225.1	2%	1%
Non-controlling shareholders of the subsidiaries	9.7	0%	3.6	0%	170%

EBITDA	3,157.9	5%	2,918.0	5%	8%
Depreciation and amortization	887.8	1%	778.9	1%	14%

EBITDA – Earnings Before Interest, Taxes, Depreciation and Amortization, and EBIT – Earnings Before Interest and Taxes, are presented in accordance with CVM Instruction No. 527, issued by CVM on October 4, 2012. The calculation of EBITDA from net earnings is presented below:

R$ million	2014	2013	Δ (%)
			2014v2013
Net earnings	1,251	1,229	2%
(+) Income and social contribution taxes	573	573
(+) Financial expenses (income), net	445	338
(+) Depreciation and amortization	888	779
EBITDA	3,158	2,918	8%

The EBITDA presented in this document represents the net income before (i) income and social contribution taxes, (ii) net financial expense (income) and (iii) depreciation and amortization, presented in accordance with ICVM 527. The purpose of including EBITDA information is to provide a measure used by the management for internal assessment of our operating results, besides being a directly or indirectly related measure to a portion of our employee profit sharing plan. It is also a financial indicator widely used by investors and analysts to measure our ability to generate cash from operations and our operating performance. We also calculate EBITDA in connection with covenants related to some of our financing, as described in Note 14 to the financial statements. We believe EBITDA allows a better understanding not only of our financial performance but also of our capacity of meeting the payment of interest and principal from our debt and of obtaining resources for our investments and working capital. Our definition of EBITDA may differ from, and, therefore, may not be comparable with similarly titled measures used by other companies, thereby limiting its usefulness as a comparative measure. Because EBITDA excludes net financial expense (income), income tax and social contribution, depreciation and amortization, it provides an indicator of general economic performance that is not affected by debt restructurings, fluctuations in interest rates or changes in income tax and social contribution, depreciation and amortization. EBITDA is not a measure of financial performance under accounting practices adopted in Brazil or IFRS. EBITDA should not be considered in isolation, or as a substitute for net income, as a measure of operating performance, as a substitute for cash flows from operations or as a measure of liquidity. EBITDA has material limitations that impair its value as a measure of a Company’s overall profitability since it does not address certain ongoing costs of our business that could significantly affect profitability such as financial expenses and income taxes and depreciation and amortization.

Overview on sales volume

	2014	2013	Percent change 2014-2013

Ipiranga (000 m3)	25,614	24,758	3%
Oxiteno (000 tons)	780	776	0%
Ultragaz (000 tons)	1,711	1,696	1%
Ultracargo (000 m3)	715	696	3%
Extrafarma (number of stores)	223	195	14%

At Ipiranga, the volume sold in 2014 increased by 3.5% over 2013, totaling 25,614 thousand cubic meters. In 2014, sales volume of gasoline, ethanol and natural gas for vehicles (Otto cycle) increased by 8% compared to 2013, as a result of an estimated 6% growth of the light vehicles fleet and investments made in new service stations and conversion of unbranded service stations. The total volume of diesel remained stable, with an increase of 3% in the reseller segment, which is the result of investments for the expansion of the network, offset by the weak performance of the economy. At Oxiteno, specialty chemicals sales reached 673 thousand tons in 2014, a 2% drop compared to the previous year, mainly due to the slowdown of the Brazilian economy and the decision to reduce the level of operations in Venezuela since the beginning of 2014, as a result of the limitations in importing raw material in that country. The reduction in specialty chemicals was offset by the increase of 21% in sales of glycols, and Oxiteno's total volume sold remained stable compared to 2013. The growth in the volume of glycols is mainly derived from a lower level of sales of this product in 2013, due to a scheduled stoppage in the Camaçari petrochemical complex in the second semester of 2013. Ultragaz's sales volume reached 1,711 thousand tons in 2014, an increase of 1% over 2013, due to growth of 2% in the bottled segment and growth in small- and medium-business and residential condominiums, due to commercial initiatives focused on convenience and services. Ultracargo's average storage grew 3% compared to 2013, driven by higher demand of fuel oil for thermoelectric plants and automotive fuels, which were made possible by investments made in recent years. Extrafarma ended the year with 223 stores in the North and Northeast regions, a 14% growth compared to the end of 2013.

Net revenue from sales and services

(R$ million)	2014	2013	Percent change 2014-2013

Ipiranga	58,830.1	53,384.1	10%
Oxiteno	3,413.6	3,277.8	4%
Ultragaz	4,091.3	3,982.3	3%
Ultracargo	346.5	332.1	4%
Extrafarma¹	1,101.3	955.3	15%

    ¹ February to December, not included in Ultrapar´s 2013 results, for comparison purposes only.

Ultrapar's net revenue from sales and services totaled R$ 67,736 million in 2014, an 11% growth over 2013. In the same comparison, Ipiranga's net sales and services increased by 10% due to (i) increased sales volume, (ii) the rise in diesel, gasoline and, consequently, ethanol costs, (iii) improved sales mix, resulting from investments in the expansion of the service station network, which enabled an increased share of Otto cycle and of diesel sold through the reseller segment and (iv) the strategy of constant innovation in services and convenience in the service station, generating greater customer satisfaction and loyalty. Oxiteno reported growth of 4% in net sales and services, primarily due to the 9% weaker Real, partially offset by the increased share of commodities in sales mix and lower international prices of glycols. Ultragaz's net sales and services totaled R$ 4,091 million in 2014, 3% higher than that in 2013, mainly as a result of the growth in the sales volume in bottled segment and commercial initiatives. Ultracargo's net sales and services totaled R$ 346 million, up 4% over 2013, mainly derived from the increased average storage. Extrafarma's net sales and services grew by 15% due to the higher average number of stores and the 8% increase in same store sales (sales in stores with more than 12 months).

Cost of products and services sold

(R$ million)	2014	2013	Percent change 2014-2013

Ipiranga	55,338.9	50,190.2	10%
Oxiteno	2,624.7	2,479.5	6%
Ultragaz	3,478.5	3,398.2	2%
Ultracargo	141.9	133.8	6%
Extrafarma¹	752.4	667.2	13%

    ¹ February to December, not included in Ultrapar´s 2013 results, for comparison purposes only.

The cost of products sold and services provided by Ultrapar was R$ 62,305 million in 2014, an increase of 11% compared to 2013. The cost of goods sold by Ipiranga was 10% higher than in 2013, mainly due to increased sales volume and the rise in diesel and gasoline costs by Petrobras and, consequently, increased ethanol costs. Oxiteno's cost of products sold presented a 6% increase over 2013, mainly due to the 9% weaker Real, partially offset by a 4% reduction in unit variable costs in dollar. The cost of products sold by Ultragaz was 2% higher compared to 2013, due to (i) increased sales volume, (ii) the effects of inflation on costs and (iii) the requalification of an increased number of LPG bottles, partially offset by initiatives implemented for cost reduction over the year. The cost of the services provided by Ultracargo increased by 6% compared to 2013, due to the increased average storage and the effects of inflation on costs, mainly personnel expenses. The cost of products sold by Extrafarma increased by 13% over 2013, due to increased sales and the annual adjustment in the prices of medicines, set by the Chamber for the Regulation of the Medical Pharmaceuticals Market (CMED).

Gross profit

Ultrapar reported gross profit of R$ 5,432 million in 2014, a growth of 14% compared to 2013, due to the increase in gross profits in all businesses units, except in Oxiteno.

Selling, marketing, general and administrative expenses

(R$ million)	2014	2013	Percent change 2014-2013

Ipiranga	1,871.1	1,759.5	6%
Oxiteno	522.7	486.9	7%
Ultragaz	444.2	432.4	3%
Ultracargo	94.1	94.5	0%
Extrafarma¹	332.5	238.0	40%

     ¹ February to December, not included in Ultrapar´s 2013 results, for comparison purposes only.

Ultrapar's selling, marketing, general and administrative expenses amounted to R$ 3,289 million in 2014, a growth of 19% compared to 2013. Ipiranga's selling, marketing, general and administrative expenses increased by 6% compared to 2013 due to (i) increased sales volume, (ii) the expansion of the distribution network, (iii) the effects of inflation on expenses and (iv) the increase of diesel costs on freight. Oxiteno's selling, marketing, general and administrative expenses increased by 7% compared to 2013 due to (i) increased logistics expenses, mainly as a result of increases in diesel prices and the depreciation of the Real, (ii) the effects of inflation on expenses, partially offset by lower variable compensation in line with the earnings progression. Ultragaz's selling, marketing, general and administrative expenses increased by 3% compared to 2013 mainly due to (i) the effects of inflation on personnel and freight expenses and (ii) the increase in variable compensation, in line with the earnings progression, effects partially offset by initiatives for expense reduction. Ultracargo's selling, marketing, general and administrative expenses remained stable, with the effects of inflation on expenses offset by lower expenses with projects. Extrafarma's sales, general, administrative and commercial expenses increased by 40% mainly due to (i) the 14% increase in the average number of drugstores, (ii) above-inflation increases on unit expenses with personnel and (iii) expenses with the integration with Ultrapar and the structuring of Extrafarma for a more accelerated growth in the amount of R$ 39 million.

Depreciation and amortization

Total costs and expenses with depreciation and amortization in 2014 was R$ 888 million, R$ 109 million or 14% higher than in 2013, due to the investments made over the period.

Income from disposal of assets

Ultrapar recorded in 2014 a net revenue from the sale of assets of R$ 37 million, R$ 3 million less than the result recorded in 2013.

Operating profit

Ultrapar reported operating income of R$ 2,287 million in 2014, up 7% from 2013 due to higher operating profit in all business except Oxiteno.

Financial result

Ultrapar's financial results corresponded to net expenses of R$ 445 million in 2014, an increase of R$ 107 million compared to 2013, primarily due to the higher CDI during the period and increased average net debt.

Net income

Ultrapar's consolidated net income for 2014 reached R$ 1,251 million, 2% above the net income reported in 2013, mainly due to the EBITDA growth between the periods, partially offset by the increase in financial expenses and higher expenses and costs with depreciation and amortization, as a result of investments made over the period.

EBITDA

(R$ million)	2014	2013	Percent change 2014-2013

Ipiranga	2,288.0	2,029.6	13%
Oxiteno	403.7	440.6	-8%
Ultragaz	305.5	280.5	9%
Ultracargo	166.9	157.5	6%
Extrafarma¹	29.8	53,7	-45%

    ¹ February to December, not included in Ultrapar´s 2013 results, for comparison purposes only.

Ultrapar's consolidated EBITDA amounted to R$ 3,158 million in 2014, up 8% compared to 2013. Ipiranga reported EBITDA of R$ 2,288 million in 2014, a growth of 13% from 2013, primarily due to (i) increased sales volume in Otto cycle and diesel sold through the reseller segment, with an improved sales mix, (ii) the strategy of constant innovation in services and convenience in the service station, generating greater customer satisfaction and loyalty and (iii) the initiatives to reduce the gray market in the ethanol market, mainly on the Midwest, Northeast and North regions of Brazil. Oxiteno's EBITDA totaled R$ 404 million, a 8% drop compared to 2013, due to (i) lower sales volume of specialty chemicals, (ii) the reduction in the international prices of glycols and (iii) the decision to reduce the level of operations in Venezuela since the beginning of the year, partially compensated by the 9% weaker Real. Ultragaz's EBITDA totaled R$ 306 million, 9% higher than that in 2013, mainly due to increased sales volume, commercial initiatives and reduction in costs and expenses. Ultracargo reached an EBITDA of R$ 167 million in 2014, an increase of 6% compared to the previous year, explained mainly by the increased average storage. Extrafarma reported EBITDA of R$ 30 million, a 45% decrease compared to 2013, due to planned expenses with integration and structuring for a more accelerated growth in the amount of R$ 39 million, partially offset by the increased average number of drugstores and the growth in same store sales.

Main changes in the consolidated income statement for the year ended December 31, 2013 compared with the year ended December 31, 2012

(R$ million)	Year ending December 31	% of net sales and services	Year ending December 31	% of net sales and services	Percent change 2013-2012
	2013		2012

Net revenue from sales and services	60,940.2	100%	53,868.9	100%	13%
Cost of products and services sold	(56,165.4)	92%	(49,768.1)	92%	13%

Gross profit	4,774.9	8%	4,100.8	8%	16%
Selling, marketing, general and administrative expenses	(2,768.7)	5%	(2,470.7)	5%	12%
Other operating income, net	97.6	0%	74.1	0%	32%
Income from disposal of assets	40.3	0%	3.7	0%	1002%

Operating income	2,144.0	4%	1,707.9	3%	26%
Financial results	(337.6)	1%	(270.3)	1%	25%
Income and social contribution taxes	(5.0)	0%	10.5	0%	-148%
Equity in earnings (losses) of affiliates	(572.7)	1%	(421.3)	1%	36%

Net income	1,228.7	2%	1,026.8	2%	20%
Net income attributable to:
Shareholders of Ultrapar	1,225.1	2%	1,019.9	2%	20%
Non-controlling shareholders of the subsidiaries	3.6	0%	6.9	0%	-48%

EBITDA	2,918.0	5%	2,411.4	4%	21%
Depreciation and amortization	778.9	1%	693.1	1%	12%

The calculation of the EBITDA from the net earnings is presented below:

R$ million	2013	2012	Δ (%) 2013v2012
Net income for the year	1,228.7	1,026.8	20%
(+) Income and social contribution taxes	572.7	421.3
(+) Net financial expense	337.6	270.3
(+) Depreciation and amortization	778.9	693.1
EBITDA	2,918.0	2,411.4	21%

Overview on sales volume

	2013	2012	Percent change 2013-2012

Ipiranga (000 m3)	24,758	23,364	6%
Oxiteno (000 tons)	776	761	2%
Ultracargo (000 m3)	696	614	13%
Ultragaz (000 tons)	1,696	1,681	1%

Ipiranga’s sales volume in 2013 grew by 6% over 2012, totaling 24,758 thousand cubic meters. Sales volume of gasoline, ethanol and natural gas for vehicles increased by 9% in relation to 2012, as a result of an estimated 7% growth of the light vehicles fleet and strong investments in new service stations and in the conversion of unbranded service stations. Diesel volumes, in turn, grew by 4% as a result of the 7% growth in the volume sold in the reseller segment, derived from investments made in expanding the service station network and, to a lesser extent, the growth of the economy. At Oxiteno, sales volume of specialty chemicals reached 687 thousand tons in 2013, up 8% compared with the previous year, mainly due to (i) investments to expand production capacity over the last years (ii) the growth of the segments served by Oxiteno in Brazil, in particular cosmetics, detergents, agrochemicals and coatings, and (iii) the acquisition of the specialty chemicals plant in Uruguay. Oxiteno’s total volume sold increased by 2% in 2013, with the strong growth of specialties partly offset by lower sales of glycols in the second half of 2013, leading to a richer sales mix. Ultracargo’s average storage grew by 13% compared with 2012, driven by the acquisition of a terminal in the port of Itaqui, in August 2012, and by the increased product handling at the Suape, Aratu and Santos terminals, which was enabled by the investments carried out over the last years. Ultragaz’s sales volume reached 1,696 thousand tons in 2013, up 1% over 2012, due to the 3% growth in the bulk segment, as a consequence of investments made to capture new customers, especially in the residential segment and in small- and medium-sized companies.

 Net revenue from sales and services

(R$ million)	2013	2012	Percent change 2013-2012

Ipiranga	53,384.1	46,829.4	14%
Oxiteno	3,277.8	2,928.8	12%
Ultracargo	332.1	293.6	13%
Ultragaz	3,982.3	3,847.1	4%

Ultrapar’s net revenue from sales and services amounted to R$ 60,940 million in 2013, a 13% growth over 2012. In the same comparison, Ipiranga’s net revenue increased by 14%, mainly due to (i) increased sales volume, (ii) the rise in diesel, gasoline and ethanol costs, and (iii) improved sales mix, resulting from investments in the service station network expansion, which enabled a higher share of fuels for light vehicles and diesel sold through the reseller segment (sales in service stations). Oxiteno reported a 12% growth in net revenue, as a result of the 10% weaker Real and the 2% growth of sales volume. Ultracargo’s net revenue totaled R$ 332.1 million, up 13% over 2012, mainly due to the increased average storage. Ultragaz’s net revenue amounted to R$ 3,982.3 million in 2013, up 4% over 2012, mainly as a result of increased sales volume in the bulk segment.

Cost of products and services sold

(R$ million)	2013	2012	Percent change 2013-2012

Ipiranga	50,190.2	44,055.2	14%
Oxiteno	2,479.5	2,312.4	7%
Ultracargo	133.8	117.4	14%
Ultragaz	3,398.2	3,313.3	3%

Ultrapar’s cost of products and services sold amounted to R$ 56,165 million in 2013, growth of 13% over 2012. Ipiranga’s cost of products sold increased by 14% over 2012, mainly due to the growth in sales volume and the cost increases by Petrobras (i) in diesel, in January, March and November 2013, and (ii) in gasoline, in January 2013. Oxiteno’s cost of products sold presented a 7% increase over 2012 mainly due to the effect of the 10% weaker Real on variable costs and the 2% growth in sales volume, effects partially offset by a 5% reduction in unit variable costs in dollars. Ultracargo’s cost of services presented a 14% increase over 2012 as a result of increased average storage and increased depreciation, as a consequence of the capacity expansions and the acquisition of the terminal in Itaqui in August 2012. Ultragaz’s cost of products sold increased by 3% over 2012, as a result of increased sales volume, the effects of inflation on costs, and increased requalification of LPG bottles, partially offset by cost reduction initiatives implemented over the year.

Gross profit

Ultrapar reported gross profit of R$ 4,774.9 million in 2013, a 16% growth over 2012, as a consequence of the growth in the gross profit of all businesses.

Selling, marketing, general and administrative expenses

(R$ million)	2013	2012	Percent change 2013-2012

Ipiranga	1,759.5	1,613.3	9%
Oxiteno	486.9	387.0	26%
Ultracargo	94.5	74.6	27%
Ultragaz	432.4	409.6	6%

Ultrapar’s selling, marketing, general and administrative expenses amounted to R$ 2,768.7 million in 2013, up 12% over 2012. Ipiranga's selling, marketing, general and administrative expenses presented a 9% increase over 2012, mainly resulting from (i) increased sales volume and increased unit expenses with freight, derived from the rise in diesel costs and inflation (ii) the expansion of the distribution network, and (iii) the effects of inflation on personnel expenses. Oxiteno’s selling, marketing, general and administrative expenses grew by 26% over 2012, due to (i) increased logistics expenses, resulting from the rise in diesel costs and the effect of the weaker Real, (ii) the startup of the Company’s operations in Uruguay and in the United States, (iii) an increase in variable compensation, in line with earnings progression, and (iv) the effects of inflation on expenses. Ultracargo’s selling, marketing, general and administrative expenses were up 27% compared to 2012, mainly as a result of the acquisition of the terminal in Itaqui, increased expenses with projects and the effects of inflation on expenses. Ultragaz’s selling, marketing, general and administrative expenses grew by 6% over 2012, mainly due to the effects of inflation on personnel expenses and freight, partially offset by expense reduction initiatives implemented over the year.

Depreciation and amortization

Total depreciation and amortization costs and expenses in 2013 amounted to R$ 778.9 million, up R$ 85.9 million or 12% over 2012, due to increased investments and the acquisitions in the port of Itaqui, by Ultracargo, and in Uruguay, by Oxiteno.

Income from disposal of assets

Ultrapar reported in 2013 an income from disposal of assets in the total amount of R$ 40.3 million, R$ 36.6 million above that of 2012, mainly due to sale of part of a logistics facility of Ipiranga.

Operating profit

Ultrapar presented operating profit of R$ 2,144.0 million in 2013, up 26% up over 2012, as a result of the growth of operating profit of all businesses. Ipiranga’s operating profit totaled R$ 1,574.7 million, up 26% over 2012. Oxiteno’s operating profit totaled R$ 308.6 million, up 35% over 2012. Ultracargo’s operating profit totaled R$ 108.9 million, up 3% from 2012. Ultragaz’s operating profit totaled R$ 147.0 million, up 29% from 2012.

Financial result

Ultrapar reported net financial expenses of R$ 337.6 million in 2013, R$ 67.3 million above that of 2012, mainly due to the increased average net debt and effects of the exchange rate over the year.

Net income

Ultrapar’s consolidated net income in 2013 reached R$ 1,228.7 million, 20% higher than that of 2012, mainly as a result of the growth in EBITDA between the periods.

EBITDA

(R$ million)	2013	2012	Percent change 2013-2012

Ipiranga	2,029.6	1,652.6	23%
Oxiteno	440.6	351.8	25%
Ultracargo	157.5	142.7	10%
Ultragaz	280.5	245.7	14%

Ultrapar’s consolidated EBITDA reached R$ 2,918.0 million in 2013, a 21% growth over 2012. Ipiranga reported an EBITDA of R$ 2,029.6 million in 2013, up 23% from 2012, mainly due to (i) investments in the resellers’ network expansion resulting in increased sales volume in the reseller segment (sales in service stations), (ii) the strategy of constant innovation in services and convenience in the service station, (iii) initiatives for reducing the grey market in the ethanol segment, and (iv) the inventory effects resulting from the evolution of ethanol, diesel and gasoline costs, partially offset by higher expenses, mainly with freight. Oxiteno’s EBITDA totaled R$ 440.6 million, a growth of 25% over 2012, as a result of (i) the effect of the 10% weaker Real, (ii) a richer sales mix in 2013, with increased share of specialty chemicals, and (iii) the 2% growth in sales volume, partially offset by expenses related to the startup of the Company's operations in the United States and in Uruguay. Ultracargo reached an EBITDA of R$ 157.5 million in 2013, an increase of 10% over 2012, mainly due to the acquisition of the terminal in Itaqui and higher average storage. Ultragaz’s EBITDA amounted to R$ 280.5 million, 14% higher than that of 2012, mainly due to the costs and expenses reduction initiatives implemented over the year.

10.2 - Comments on:

a. Company’s operating results, especially:

i.	Description of major components of revenues

More than 90% of consolidated net revenues of Ultrapar is generated by the fuel and LPG distribution businesses. Therefore, the main components of these revenues come from diesel, gasoline and ethanol sales by Ipiranga and from LPG sales by Ultragaz. See “Item 10.2.c. effect of inflation, changes in prices of main inputs and products, foreign exchange and interest rates on the Company’s operating results and financial results”.

ii.	Factors that materially affected operating results

See “Item 10.1.h. Main changes in each item of the financial statements – Main changes in consolidated income statement”.

b. Changes in revenues attributable to changes in prices, exchange rates, inflation, changes in volumes and introduction of new products and services

See “Item 10.1.h. Main changes in each item of the financial statements – Main changes in consolidated income statement” and See “Item 10.2.c. effect of inflation, changes in prices of main inputs and products, foreign exchange and interest rates on the Company’s operating results and financial results”.

c. Effect of inflation, changes in prices of main inputs and products, foreign exchange and interest rates on the Company’s operating results and financial results

LPG business

Between 2003 and the end of 2007, LPG prices charged to LPG distributors in Brazil have been stable, despite increases in oil and LPG prices in the international markets, which were partially offset by the appreciation of the Real compared to the U.S. dollar, reducing the difference between LPG prices in Brazil and in the international markets. However, in 2008 Petrobras increased LPG refinery price for commercial and industrial usage by 15% in January, an additional 10% in April and 6% in July. Petrobras increased the LPG refinery price for commercial and industrial usage by 6% and 15% in January, 2010 and December, 2014, respectively. The LPG refinery price for residential use remained unchanged since 2003. In the last few years, Petrobras’ practice was not to immediately reflect volatility of international prices of oil and its derivatives in the Brazilian market. We cannot guarantee that this trend will continue. Any sharp increase in LPG prices charged to LPG distributors could have an impact on Ultragaz’s results if it is unable to maintain its operational margins or sales volume.

LPG bulk sales are correlated to economic growth. Thus, an acceleration or deceleration in Brazilian GDP growth can affect our sales volume. This segment represented approximately 30% of the volume sold by Ultragaz. Bottled LPG is an essential good and, therefore, it has a lower correlation with economic performance.

Chemical and petrochemical business

The specialty chemicals volume in the Brazilian market is correlated to economic growth. Therefore, an acceleration or deceleration in the Brazilian GDP growth can affect our sales volume, as Oxiteno’s specialty chemicals sales in Brazil represented 58% of its total sales in 2014. By the end of 2008, Oxiteno completed certain capacity expansions that, together with the conclusion of the expansion of 70 thousand tons per year of the ethoxylation unit in Camaçari in 2010 and the conclusion in 2011 of the 90 thousand tons per year expansion of the ethylene oxide unit, also in Camaçari, allowed an increase in sales volumes, and resulted in an increase in exports sales and hence in the portion of its volume sold in outside Brazil. As the Brazilian market grows, Oxiteno aims at (i) increasing the volume sold in the domestic market once the logistics costs are usually lower than logistics cost of sales outside Brazil, and (ii) increasing the volume of specialties sold, products of higher value added than commodities. In 2014, sales of specialty chemicals represented 86% of the total volume sold by Oxiteno, lower than the 89% share verified in 2013, mainly due to the effect of weaker economic activity in Brazil in 2014, combined with lower sales level of commodities in 2013, due to a significant scheduled maintenance stoppage at the petrochemical complex of Camaçari in the second half of 2013.

In 2012, Oxiteno expanded its activities to the United States, through the acquisition of a specialty chemicals plant in Pasadena, Texas, with production capacity of 32,000 tons per year, and to Uruguay, through the acquisition of American Chemical, a specialty chemicals Company, with production capacity of 81,000 tons per year. In 2013, Oxiteno invested in the expansion of its production capacity in Coatzacoalcos, in Mexico. In 2014, Oxiteno invested mainly in the continuity of the expansion of its production capacity, in Coatzacoalcos.

Almost all of Oxiteno’s products prices and variable costs are linked to U.S. dollar. Therefore, a sharp appreciation or depreciation could have an impact on Oxiteno’s contribution margin in the future. In 2012, the unstable international environment contributed to the 9% depreciation of the Real against the U.S. dollar. In 2013, Real depreciated 15% against the U.S. dollar. Considering the exchange rate in 2014, the Real depreciated 13% against the U.S. dollar. From December 31, 2014 to February 27, 2015, the Brazilian Real depreciated 8%. We cannot predict what will be the trend for the exchange rate in the future.

Oxiteno’s main raw material is the ethylene, which is produced from naphtha in Brazil. Generally, naphtha prices in Brazil fluctuate with oil prices. In 2012, the oil price ended the year quoted at US$ 110 per barrel, up 2% over 2011. In 2014, the slowdown in the global economy and the decisions of the OPEC member countries on oil production influenced the international oil price, which started the year at US$ 111/barrel (Brent) and remained stable until the third quarter, but ended 2014 at US$ 56/barrel. From December 31, 2014 to January 27, 2015, oil prices increased by 11%. We cannot predict whether oil and ethylene prices will keep this trend. A sharp variation in ethylene prices could have an impact on Oxiteno’s results of operations if it is unable to maintain its operational margins.

The increase in demand for chemical and petrochemical products in Brazil during the last years and the ongoing integration of regional and world markets have contributed to the increasing integration of the Brazilian petrochemical industry into the international petrochemical marketplace. As a consequence, events affecting the petrochemical industry worldwide could have a material effect on our business and results of operations. The chemical industry performance worldwide was strongly affected by the world financial crisis in 2009, which caused the demand for chemical products to decrease in several countries. Due to the growth of the Brazilian chemicals market, Oxiteno faces tougher competition from certain foreign producers since 2009, including ethylene oxide and derivatives producers with access to natural-gas-based raw materials.

Fuel distribution business

In the recent past, the combined sales of gasoline, ethanol and natural gas in Brazil have been correlated to the growth of the light vehicle fleet. According to ANFAVEA, in 2014, the light vehicle fleet continued to grow, with about 3.3 million new vehicles licensed in Brazil and estimated growth of 5,5% of the fleet compared to 2013, reaching about 39 million light vehicles. Additionally, we believe the current ratio of inhabitants per vehicle in Brazil is still low when compared to the rate seen in countries with similar level of development. According to 2012 data released by ANFAVEA (the last available data), the penetration of light vehicles in Brazil is about 19% of total inhabitants, while in Argentina and in Mexico is 28%. Diesel sales, which in 2014 accounted for 52% of the volume sold by Ipiranga, have historically been correlated with Brazilian economic performance, particularly the agricultural and consumer goods segments. In 2014, the Brazilian diesel market, according to ANP data, presented growth of 3% when compared to 2013, influenced by the higher diesel consumption for electricity generation, market in which Ipiranga does not participate. The increase in fuels consumption could have a positive effect on the future volume sold by the Company and on its results, but we cannot guarantee that this trend will continue.

In the last few years, Petrobras’ practice was not to immediately reflect the volatility of international prices of oil and its derivatives in the Brazilian market. We cannot guarantee that this trend will continue. In October 2011, the Brazilian government reduced the percentage of anhydrous ethanol mixed to gasoline from 25% to 20%, due to a shortage of ethanol production. To avoid the price increase of the gasoline to the end consumer, the government decided to reduce the CIDE tax from R$ 230/m³ to R$ 193/m³ at the same time. In November 2011, the government reduced again the CIDE tax of the gasoline A to R$ 91/m³ and the diesel from R$ 70/m³ to R$ 47/m³. This reduction of the CIDE tax allowed Petrobras to increase gasoline and diesel prices by 10% and 2%, respectively, without affecting prices to the distributor. In June 2012, Petrobras increased gasoline and diesel prices by 3.9% and 7.8%, respectively, and the CIDE tax of both products was simultaneously reduced to zero, offsetting the effect of the increase in prices. In July 2012, Petrobras increased diesel price by 6.2%. Due to the Real depreciation and the prices of oil derivatives in the foreign market, (i) in January 2013, Petrobras increased gasoline and diesel prices by 6.6% and 5.4%, respectively; (ii) in March 2013, Petrobras announced a new adjustment in diesel price, of 4.9%; and (iii) in November 2013, Petrobras increased once more gasoline and diesel prices by 4.0% and 8.0%, respectively. In November 2014, Petrobras increased the prices of gasoline and diesel by 3.0% and 5.0%, respectively. In January 2015, the Brazilian government announced the return of the CIDE tax and the increase in the PIS and Cofins taxes on fuel, with an impact of R$ 220/m³ for gasoline and R$ 150/m³ for diesel as from February 1, 2015.

Effects of inflation over our operational costs and expenses

Ultrapar’s operational costs and expenses are substantially in reais, thus are influenced by the general price levels in the Brazilian economy. In 2014, 2013 and 2012, the variation of IPCA (Consumer Prices Index), the index adopted by the Brazilian government to set inflation targets, was 6.4%, 5.9% and 5.8%, respectively. From December 31, 2014 to January 31, 2015, the variation of IPCA was 1.2%.

Financial Result

The main macroeconomic factors that influence the financial results of Ultrapar are the foreign exchange and interest rates.

Exchange rate

Most of the transactions of the Company are located in Brazil and, therefore, the reference currency for currency risk management is the Real. Currency risk management is guided by neutrality of currency exposures and considers the transactional, accounting, and operational risks of the Company and its exposure to changes in exchange rates. The Company considers as its main currency exposures the assets and liabilities in foreign currency and the short-term flow of net sales in foreign currency of Oxiteno. Ultrapar and its subsidiaries use exchange rate hedging instruments (especially between the Real and the U.S. dollar) available in the financial market to protect their assets, liabilities, receipts and disbursements in foreign currency and net investments in foreign operations, in order to reduce the effects of changes in exchange rates on its results and cash flows in Reais within the exposure limits under its Policy. Such foreign exchange hedging instruments have amounts, periods, and rates substantially equivalent to those of assets, liabilities, receipts and disbursements in foreign currency to which they are related. Assets and liabilities in foreign currencies are stated below, translated into Reais as of December 31, 2014, 2013 and 2012:

Assets and liabilities in foreign currency

(R$ million)	12/31/2014	12/31/2013	12/31/2012

Assets in foreign currency
Cash, cash equivalents and financial investments in foreign currency (except for hedging instrument)	594.9	457.2	363.7
Foreign trade accounts receivable, net of provision for loss	190.3	156.0	163.2
Advances to foreign suppliers, net of accounts payable from imports	507.3	443.4	300.4
	1,292.5	1,056.6	827.3

Liabilities in foreign currency
Financing in foreign currency	(1,867.2)	(1,294.9)	(1,197.5)
Accounts payable arising from imports, net of advances to foreign suppliers	(70.6)	(45.3)	(21.5)
	(1,937.8)	(1,340.2)	(1,219.0)

Foreign currency hedging instruments	783.3	427.1	499.9
Net asset position — Total	138.0	143.5	108.2

Sensitivity analysis of assets and liabilities in foreign currency

The table below shows the effect of exchange rate changes in different scenarios, based on the net asset position of R$ 138.0 million in foreign currency:

(R$ million)	Risk	Scenario I	Scenario II	Scenario III
		10%	25%	50%

(1) Income effect	Real devaluation	(8.0)	(19.9)	(39.8)
(2) Equity effect		21.8	54.4	108.9
(1) + (2)	Net effect	13.8	34.5	69.1

(1) Income effect	Real valuation	8.0	19.9	39.8
(2) Equity effect		(21.8)	(54.4)	(108.9)
(3) + (4)	Net Effect	(13.8)	(34.5)	(69.1)

Gains (losses) directly recognized in equity in cumulative translation adjustments are due to exchange rate variations on equity of foreign subsidiaries. See Note 2.r and 20.f Other Comprehensive Income.

Interest Rate

The Company and its subsidiaries adopt conservative policies for borrowing and investing financial resources and for capital cost minimization. The financial investments of the Company and its subsidiaries are primarily held in transactions linked to the CDI, as set forth in Note 4. Borrowings primarily relate to financing from Banco do Brasil, debentures, BNDES and other development agencies and borrowings in foreign currency, as shown in Note 14. The Company does not actively manage risks associated with changes in the level of interest rates and attempts to maintain its financial interest assets and liabilities at floating rates. As of December 31, 2014, the Company and its subsidiaries had interest rate derivative financial instruments linked to domestic loans, swapping the fixed interest rate of certain debts to floating interest rate (CDI).

The table below shows the financial assets and liabilities exposed to floating interest rates as of December 31, 2014, 2013 and 2012:

(R$ million)	Note	12/31/2014	12/31/2013	12/31/2012
CDI
Cash equivalents	4	2,691	2,051	1,912
Financial investments	4	903	747	641
Asset position of foreign exchange hedging instruments – CDI	22	114	112	21
Loans and debentures	14	(5,158)	(3,862)	(2,117)
Liability position of foreign exchange hedging instruments – CDI	22	(750)	(453)	(496)
Liability position of hedging instruments from pre-fixed interest to CDI	22	(486)	(855)	(1.797)
Net liability position in CDI		(2,686)	(2,258)	(1,835)

TJLP
Loans –TJLP	14	(541)	(641)	(702)
Net liability position in TJLP		(541)	(641)	(702)

LIBOR
Asset position of foreign exchange hedging instruments – LIBOR	22	762	330	286
Loans – LIBOR	14	(814)	(374)	(322)
Net liability position in LIBOR		(53)	(45)	(36)

TIIE
Loans - TIIE	14	(32)	(31)	(25)
Net liability position in TIIE		(32)	(31)	(25)

Total net liability position exposed to floating interest		(3,311)	(2,975)	(2,598)

Sensitivity analysis of floating interest rate risk

The table below shows the incremental expenses and income that would be recognized in financial income as of December 31, 2014, due the effect of floating interest rate changes in different scenarios:

(R$ million)	Risk	Scenario I	Scenario II	Scenario III
		10%	25%	50%
Exposure of interest rate risk
Interest effect on cash equivalents and financial investments	Increase in CDI	29.4	73.9	148.1
Foreign exchange hedging instruments (assets in CDI) effect	Increase in CDI	0.9	2.2	4.4
Interest effect on debt	Increase in CDI	(56.2)	(138.1)	(274.7)
Interest rate hedging instruments (liabilities in CDI) effect	Increase in CDI	(10.8)	(26.9)	(53.9)
Incremental expenses		(36.7)	(88.9)	(176.1)

Interest effect on debt	Increase in TJLP	(2.9)	(7.2)	(14.4)
Incremental expenses		(2.9)	(7.2)	(14.4)

Foreign exchange hedging instruments (assets in LIBOR) effect	Increase in LIBOR	0.1	0.3	0.5
Interest effect on debt	Increase in LIBOR	(0.1)	(0.3)	(0.6)
Incremental expenses		-	-	(0.1)

Interest effect on debt	Increase in TIIE	(0.1)	(0.3)	(0.5)
Incremental expenses		(0.1)	(0.3)	(0.5)

10.3 - Comments on material effects that the events below have caused or are expected to cause on the Company’s financial statements and results:

a.	Introduction or disposal of operating segment

On January 31, 2014 was approved, by the Extraordinary General Meetings of Ultrapar and Extrafarma, the merger by Ultrapar of all shares issued by Extrafarma. With the approval of the merger, Extrafarma became a wholly-owned subsidiary of Ultrapar and the its shareholders have become Ultrapar’s long-term shareholders. The association with Extrafarma marks the entry of Ultrapar in significant and growing market of Brazilian pharmaceutical retail, making it the third distribution business and the Company's specialty retail.

As a consequence of the closing of the transaction, on January 31, 12,021,100 new common, nominative book-entry shares with no par value of Ultrapar were issued, which corresponded to R$ 141.9 million of capital increase, totaling R$ 3.838,7 million in capital, divided in 556.405.096 shares, and R$ 498.8 million of increase in capital reserve, totaling an increase in shareholders’ equity of R$ 640.7 million.

Additionally, Ultrapar issued subscription warrants that, if exercised, would lead to the issuance of up to 4,007,031 shares in the future, broken down into 801,409 shares related to subscription warrants – working capital and 3,205,622 shares related to subscription warrants – indemnification. On June 30, 2014, after an assessment of the working capital and indebtedness adjustments the Company identified that the subscription warrants – working capital shall not be exercised by the former shareholders of Extrafarma. Accordingly, the Company reversed full provision for the issuance of 801,409 shares related to subscription warrants – working capital, which corresponded to R$ 42.1 million at the closing date. Additionally, it was verified that Ultrapar has R$ 12.2 million in receivables due to the adjustment on working capital that was registered under “other receivables” in current assets. The shares of the subscription warrants – indemnification may be exercised as from 2020 and is adjusted according to variations of provisions for fiscal, civil and labor risks and contingent liabilities related to the period prior to January 31, 2014.

There was no disposal of operating segment in the fiscal year 2014.

b.	Establishment, acquisition or sale of ownership interest

Extrafarma’s acquisition occurred through the merger by Ultrapar of all shares issued by Extrafarma, as described in "Item 10.3.a Introduction or disposal of operating segment" above.

There was no relevant establishment or sale of ownership interest in the fiscal year 2014, that have caused or are expected to cause significant effects on the Company's financial statements.

c.	Unusual events or transactions

Not applicable.

10.4 - Comments on:

a.	Significant changes in accounting practices

All the financial information contained in Item 10 is presented the same accounting practices (IFRS).

2014:

There were no significant changes in accounting practices in the fiscal year 2014.

2013:

The following standards are effective on January 1, 2013 and have impacted the Company’s financial statements previously disclosed for December 31, 2012 and 2011:

(1) adoption of IFRS 11 (CPC 19 (R2)) - Joint arrangements: the investments in RPR, Maxfácil Participações S.A. (“Maxfácil”), Uniăo Vopak Armazéns Gerais Ltda. (“Uniăo Vopak”) and ConectCar Soluções de Mobilidade Eletrônica S.A. (“Conectcar”) are no longer proportionally consolidated and are accounted for using the equity method.

(2) amendments to IAS 19 Revised (CPC 33 (R2))- Employee benefits: actuarial gains and losses are no longer recognized in the income statement and are recognized in shareholders’ equity as accumulated other comprehensive income. Past service costs are recognized in retained earnings within shareholders’ equity in the date of transition. From the date of transition, past service costs will be recognized in income statements when measured. Actuarial gains and losses relating to post-employment benefits, calculated based on a valuation conducted by an independent actuary, are recognized in shareholders’ equity under caption “valuation adjustments”. Actuarial gains and losses recorded in equity are not reclassified to profit or loss in subsequent periods.

The financial information included in this document relating to the balance sheets of 12/31/2012 and 12/31/2013 and the financial and cash flows statements for 2012 and 2013 derive from our consolidated financial statements, filed with the CVM on February 19, 2014.

2012:

There were no significant changes in accounting practices for the fiscal year 2012.

b.	Significant effects of changes in accounting practices

Not applicable for fiscal year 2013 and 2014.

Compared to 2012, the tables below provide the main effects from the adoption of the international accounting standards IFRS 11 (CPC 19 (R2)) - Joint arrangements and the amendments to IAS 19 Revised (CPC 33 (R2)) - Employee benefits on the balance sheets as and on the financial statements, previously reported by Ultrapar. Additional information on the changes derived from those effects is available in Note 2.w of Ultrapar’s financial statements, filed with the CVM on February 19, 2013.

Balance sheet

R$ million	12/31/2012 presented	IFRS 11 effects	IAS 19 (R2011) effects	12/31/2012 restated
Current assets
Cash and cash equivalents	2,050.1	(28.9)	-	2,021.1
Financial investments	962.1	(1.0)	-	961.2
Trade receivables, net	2,306.8	(0.3)	-	2,306.5
Inventories, net	1,299.8	(9.1)	-	1,290.7
Recoverable taxes, net	483.2	(5.2)	-	478.0
Dividends receivable	-	1.3	-	1.3
Other receivables	20.5	(0.1)	-	20.5
Prepaid expenses, net	54.0	(0.2)	-	53.8
Total current assets	7,176.6	(43.5)	-	7,133.0

Non-current assets
Deferred income and social contribution taxes	465.2	(0.8)	5.0	469.3
Escrow deposits	534.0	(0.3)	-	533.7
Prepaid expenses, net	80.9	(1.2)	-	79.7
Investments in joint-ventures	-	28.2	-	28.2
Property, plant and equipment, net	4,701.4	(34.4)	-	4,667.0
Intangible assets, net	1,968.6	(3.3)	-	1,965.3
Other non-current assets	373.3	-	-	373.3
Total non-current assets	8,123.4	(11.8)	5.0	8,116.5
Total assets	15,299.9	(55.3)	5.0	15,249.6

Current liabilities
Loans	1,573.5	(0.4)	-	1,573.0
Debentures	65.7	(12.7)	-	53.0
Trade payables	1,312.3	(14.5)	-	1,297.7
Salaries and related charges	254.6	(2.0)	-	252.5
Taxes payable	107.8	(0.1)	-	107.7
Dividends payable	222.4	(0.0)	-	222.4
Income and social contribution taxes payable	75.4	(0.1)	-	75.2
Post-employment benefits	11.6	(1.6)	-	10.0
Provision for tax, civil and labor risks	50.1	(0.5)	-	49.5
Other payables	52.5	3.9	-	56.5
Other current liabilities	23.7	-	-	23.7
Total current liabilities	3,749.5	(28.2)	-	3,721.3

Non-current liabilities
Loans	3,153.1	(1.4)	-	3,151.7
Debentures	1,403.6	(8.3)	-	1,395.3
Provision for tax, civil and labor risks	551.6	(0.6)	-	551.0
Post-employment benefits	120.6	(16.8)	14.6	118.5
Other non-current liabilities	305.8	-	-	305.8
Total non-current liabilities	5,534.7	(27.1)	14.6	5,522.2

Total shareholders’ equity	6,015.7	-	(9.7)	6,006.1
Total liabilities and shareholders’ equity	15,299.9	(55.3)	5.0	15,249.6

Income statement

R$ million	12/31/2012 presented	IFRS 11 effects	IAS 19 (R2011) effects	12/31/2012 restated

Net revenue from sales and services	53,919.4	(50.5)	-	53,868.9
Cost of products and services sold	(49,797.2)	29.1	-	(49,768.1)
Selling and marketing, general and administrative
and other operating income, net	(2,417.0)	6.9	13.5	(2,396.6)
Income from disposal of assets	3.7	(0.0)	-	3.7
Financial income, net	(262.5)	(7.8)	-	(270.3)
Income and social contribution taxes	(428.8)	12.1	(4.6)	(421.3)
Share of profit of joint ventures and associates	0.2	10.3	-	10.5
Net income for the year	1,017.9	-	8.9	1,026.8
Shareholders of the Company	1,011.0	-	8.9	1,019.9
Non-controlling interests in subsidiaries	6.9	-	0.0	6.9

Statement of cash flow

R$ million	12/31/2012 presented	IFRS 11 effects	IAS 19 (R2011) effects	12/31/2012 restated

Net cash provided by operating activities	2,449.9	(6.1)	-	2,443.7
Net cash used in investing activities	(1,571.7)	6.7	-	(1,565.0)
Net cash used in financing activities	(618.6)	(4.1)	-	(622.7)

Increase (decrease) in cash and cash equivalents	259.1	(3.5)	-	255.6
Cash and cash equivalents at the beginning of the year	1,791.0	(25.4)	-	1,765.5
Cash and cash equivalents at the end of the year	2,050.1	(28.9)	-	2,021.1

c.	Exceptions and emphasis present in the auditor’s opinion

None.

10.5 - Comments on the Company’s critical accounting policies

The presentation of our financial condition and results of operations requires our management to make judgments regarding the effects of matters that are inherently uncertain on the carrying value of our assets and liabilities and may affect the reported amount of them as well as our revenues and expenses. The financial statements include, among others, estimates mainly related to (i) determining the fair value of financial instruments (Notes 4, 14 and 22), (ii) the determination of the allowance for doubtful accounts (Notes 5 and 22), (iii) the determination of provisions for losses of inventories (Note 6), (iv) the determination of deferred income taxes amounts (Note 9), (v) useful life of property, plant and equipment (Note 12), (vi) the useful life of intangible assets and the determination of the recoverable amount of goodwill (Note 13), (vii) provisions for assets retirement obligations (Note 18), (viii) provisions for tax, civil and labor liabilities (Note 23) and (ix) estimates for the preparation of actuarial reports (Note 24) and (x) the fair value determination of the subscription warrants – indemnification (Note 3.a and 22)

Actual results may differ from those estimated under different variables, assumptions or conditions, even though our management believes that its accounting estimates are reasonable. The following paragraphs review the critical accounting estimates that management considers most important for understanding our financial condition, results of operations and cash flows. An accounting estimate is considered a critical accounting estimate if it meets the following criteria:

•	The accounting estimate requires management to make assumptions about matters that were highly uncertain at the time the accounting estimate was made; and

•
Different estimates that management reasonably could have used for the accounting estimate in the current period, or changes in the accounting estimate that are reasonably likely to occur from period to period, would have a material impact on our financial condition, results of operations or cash flows.

We have identified the following accounting policies as critical:

Allowance for doubtful accounts

We maintain allowances for doubtful accounts for estimated losses resulting from the subsequent inability of our customers to make required payments. The allowance for doubtful accounts is recorded in an amount we consider sufficient to cover any probable losses on realization of our accounts receivable from our customers, as well as other receivables, and is included as selling expenses; no adjustment is made to net sales and services revenue. In order to establish the allowance for doubtful accounts, our management constantly evaluates the amount and characteristics of our accounts receivable. When significant delays occur and the likelihood of receiving these payments decreases, a provision is made. In case receivables in arrears are guaranteed or there are reasonable grounds to believe they will be paid, no provision is made. If the financial conditions of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances would be required in future periods. However, because we cannot predict with certainty the future financial stability of our customers, we cannot guarantee that our reserves will continue to be adequate. Actual credit losses may be greater than the allowance we have established, which could have a significant impact on our selling expenses (see Notes 5 and 22).

Provisions for inventory losses

If net realizable values are below inventory costs, a provision corresponding to this difference is recognized. Provisions are also made for obsolescence of products, materials or supplies that (i) do not meet the Company and its subsidiaries’ specifications, (ii) have exceeded their expiration date or (iii) are considered slow-moving inventory. This classification is made by management with the support of its industrial team. For further information on Ultrapar’s provisions for inventory losses, see Note 6.

Deferred income tax and social contribution

We recognize deferred tax assets and liabilities which do not expire, arising from tax loss carryforwards, temporary add-backs, revaluation of property, plants and equipment and other procedures. We periodically review the deferred tax assets for recoverability and establish a valuation allowance, as required, based on historical taxable income, projected future taxable income, and the expected timing of the reversals of existing temporary differences. In the event we or one of our subsidiaries operate at a loss or are unable to generate sufficient future taxable income, or if there is a material change in the actual effective tax rates or time period within which the underlying temporary differences become taxable or deductible, we evaluate the need to establish a valuation allowance against all or a significant portion of our deferred tax assets, resulting in an increase in our effective tax rate, thereby decreasing net income. A high degree of management judgment is required in determining any valuation allowance. The principal uncertainty relates to the likelihood of future taxable income from the subsidiary that generated the deferred tax asset. A change in our projections of profitability could result in the need to record a valuation allowance against deferred tax assets, resulting in a negative impact of future results (see Notes 9.a).

Provision for civil and labor tax risks

We are currently involved in certain legal and administrative proceedings that arise from our normal course of business. We believe that the extent to which these legal provisions are recognized in our consolidated financial statements is adequate. It is our policy to record accrued liabilities in regard to lawsuits when the probability of an existing obligation is considered more likely than not to occur in the opinion of our management, based on information available to the Company, including information obtained from our internal and external legal advisors. Future results of operations could be materially affected by changes in our assumptions, by the effectiveness of our strategies relating to these proceedings, by future developments in each matter being discussed or by changes in approach, such as a change in settlement strategy in dealing with these matters (see Note 23, items a, b, c, d).

Property, plant and equipment

Property, plant and equipment is recognized at acquisition or construction cost, including financial charges incurred on property, plant and equipment under construction, as well as maintenance costs resulting from scheduled plant outages and estimated costs to remove, to decommission or to restore assets (see Note 18). Depreciation is calculated using the straight-line method, for the periods mentioned in Note 12, taking into account the useful life of the assets, which are reviewed annually. Leasehold improvements are depreciated over the shorter of the lease contract term and useful life of the property.

Intangible assets

Intangible assets include assets acquired by Ultrapar and its subsidiaries from third parties, according to the criteria below (see Note 13):

•
Goodwill is carried net of accumulated amortization as of December 31, 2008, when it ceased to be amortized. Goodwill generated since January 1, 2009 is shown as intangible asset corresponding to the positive difference between the amount paid or payable to the seller and the fair value of the identified assets and liabilities assumed of the acquired entity, and is tested annually for impairment. Goodwill is allocated to the respective cash generating units (“CGU”) for impairment testing purposes.

•
Bonus disbursements as provided in Ipiranga’s agreements with reseller service stations and major consumers are recognized as distribution rights when paid and amortized using the straight-line method according to the term of the agreement.

•
Other intangible assets acquired from third parties, such as software, technology and commercial property rights, are measured at the total acquisition cost and amortized using straight-line method, for the periods mentioned in Note 13, taking into account their useful life, which is reviewed annually.

Ultrapar and its subsidiaries have not recognized intangible assets that were created internally. Ultrapar and its subsidiaries have not recognized intangible assets that have an indefinite useful life, except for goodwill, the am/pm brand and for the in 2014 acquired Extrafarma brand (See Note nº 3.a).

Impairment of Assets

The Company review, at least annually, the existence of any indication that an asset may be impaired. If there is an indication, the Company estimates the recoverable amount of the asset. Assets that cannot be evaluated individually are grouped in the smallest group of assets that generate cash flow from continuous use and that are largely independent of cash flows of other assets (CGU). The recoverable amount of assets or CGUs corresponds to the greater of their fair value net of applicable direct selling costs and their value in use.

The fair value less net of disposal costs is determined by the price that would be received to sell an asset in an orderly transaction between market participants at the measurement date, net of costs of removing the asset, and direct incremental costs to bring an asset into condition for its sale, legal costs, and taxes.

To assess the value in use, the Company considers the projections of future cash flows, trends, and outlooks, as well as the effects of obsolescence, demand, competition, and other economic factors. Such flows are discounted to their present values using the discount rate before tax that reflects market conditions for the period of impairment testing and the specific risks of the asset or CGU being evaluated. In cases where the present value of expected future cash flows are less than their carrying amount, the impairment loss is recognized for the amount by which the carrying value exceeds the fair value of these assets. Losses for impairment of assets are recognized in profit or loss. In case goodwill has been allocated to a CGU, the recognized losses are first allocated to reduce the corresponding goodwill. If the goodwill is not enough to absorb such losses, the surplus is allocated to the assets on a pro-rata basis. An impairment of goodwill cannot be reversed. For other assets, impairment losses may be reversed only to the extent that the asset's carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if the impairment had not been recognized.

The Company performs impairment tests of goodwill balances for expected future profitability, as shown in the table of Note 13. The process of determining the value in use involves assumptions, judgments and estimates on cash flows, such as growth rates of revenues, costs and expenses, estimates of investments and future working capital and discount rates. The assumptions about the growth of future cash flows projections are based on the Company's business plan, as well as comparable market data and represent management's best estimate of the economic conditions that will exist during the economic life of the different CGU to which the goodwill is related.

The assessment of the value in use is made for a period of five years, and thereafter considers the perpetuity of the premises, with a view to business continuity capacity indefinitely.

To December 31, 2014 the discount and real growth rates used to extrapolate projections ranged from 9.3% to 26.4% and 0% to 5.0% per year, respectively, depending on the analyzed UGC.

The impairment test of goodwill balances of the Company did not result in the need of recognition loss for the year ended December 31, 2014, 2013 and 2012.

Provisions for assets retirement obligations

Corresponds to the legal obligation to remove Ipiranga’s underground fuel tanks located at Ipiranga-branded service stations after a certain period. The estimated cost of the obligation to remove these fuel tanks is recognized as a liability when tanks are installed. The estimated cost is recognized in property, plant and equipment and depreciated over the respective useful life of the tanks. The amounts recognized as a liability are monetarily restated by the IPCA (Consumer Prices Index) until the respective tank is removed (see Note 18). An increase in the estimated cost of the obligation to remove the tanks could result in negative impact in future results. The estimated removal cost is reviewed and updated annually or when there is significant change in its amount.

Fair value of financial instruments

Our financial instruments are classified in accordance with the following categories:

•
Measured at fair value through profit or loss: financial assets held for trading, that is, acquired or incurred principally for the purpose of selling or repurchasing in the near term, and derivatives. The balances are stated at fair value. The interest earned, the exchange variation and changes in fair value are recognized in profit or loss.

•
Held to maturity: non-derivative financial assets with fixed or determinable payments, and fixed maturities for which the entity has the positive intention and ability to hold to maturity. The interest earned and the foreign currency exchange variation are recognized in profit or loss, and balances are stated at acquisition cost plus the interest earned, using the effective interest rate method.

•
Available for sale: non-derivative financial assets that are designated as available for sale or that are not classified into other categories at initial recognition. The balances are stated at fair value and the interest earned and the foreign currency exchange variation are recognized in profit or loss. Differences between fair value and acquisition cost plus the interest earned are recognized in other comprehensive and accumulated income in the shareholders’ equity. Accumulated gains and losses recognized in the shareholders’ equity are reclassified to profit or loss in case of prepayment.

•
Loans and receivables: non-derivative financial assets with fixed or determinable payments or receipts, not quoted in an active market, except: (i) those which the entity intends to sell immediately or in the near term and which the entity classified as measured at fair value through profit or loss; (ii) those classified as available for sale; or (iii) those for which the Company may not recover substantially all of its initial investment for reasons other than credit deterioration. The interest earned and the foreign currency exchange variations are recognized in profit or loss. The balances are stated at acquisition cost plus the interests, using the effective interest rate method. Loans and receivables include cash and banks, trade receivables, dividends receivable and other trade receivables.

The Company and its subsidiaries use derivative financial instruments for hedging purposes, applying the concepts described below:

•
Hedge accounting - fair value hedge: derivative financial instruments used to hedge exposure to changes in the fair value of an item, attributable to a particular risk, which can affect the entity’s profit or loss. In the initial designation of the fair value hedge, the relationship between the hedging instrument and the hedged item is documented, including the objectives of risk management, the strategy in conducting the transaction, and the methods to be used to evaluate its effectiveness. Once the fair value hedge has been qualified as effective, the hedge item is also measured at fair value. Gains and losses from hedge instruments and hedge items are recognized in profit or loss. The hedge accounting must be discontinued when the hedge becomes ineffective.

•
Hedge accounting - cash flow hedge: derivative financial instruments used to hedge the exposure to variability in cash flows that is attributable to a risk associated with an asset or liability or highly probable transaction that may affect the income. The portion of the gain or loss on the hedging instrument that is determined to be effective relating to the effects of exchange rate effect, is recognized directly in equity in accumulated other comprehensive income as “Valuation adjustments” while the ineffective portion is recognized in profit or loss. Gains or losses on the hedging instrument relating to the effective portion of this hedge that had been recognized directly in accumulated other comprehensive income shall be recognized in profit or loss in the period in which the hedged item is recognized in profit or loss in the same line of the income statement that the hedged item is recognized. The hedge accounting shall be discontinued when (i) the Company cancels the hedging relationship; (ii) the hedging instrument expires; and (iii) the hedging instrument no longer qualifies for hedge accounting. When hedge accounting is discontinued, gains and losses recognized in other comprehensive income in equity are reclassified to profit or loss in the period which the hedged item is recognized in profit or loss. If the transaction hedged is canceled or is not expected to occur, the cumulative gains and losses in other comprehensive income in equity shall be recognized immediately in profit or loss.

•
Hedge accounting - hedge of net investments in foreign operation: derivative financial instruments used to hedge exposure on net investments in foreign subsidiaries due to the fact that the local functional currency is different from the functional currency of the Company. The portion of the gain or loss on the hedging instrument that is determined to be effective, referring to the exchange rate effect, is recognized directly in equity in accumulated other comprehensive income as cumulative translation adjustments, while the ineffective portion and the operating costs are recognized in profit or loss. The gain or loss on the hedging instrument that has been recognized directly in accumulated other comprehensive income shall be recognized in income upon disposal of the foreign operation.

In order to estimate fair values, we consider several variables, such as interest rates, discount rates, foreign exchange rates and future cash flows. Our most important sources of information concerning these variables are the market projections of future exchange and interest rates provided by the BM&FBOVESPA and BBA – British Bankers Association. We believe BM&FBOVESPA and BBA – British Bankers Association to be the most adequate and reliable sources of information available for our calculations. However, given the volatility inherent in financial markets, estimates concerning the variables used to calculate fair values are subject to constant change. As a consequence, our judgment related to, among other issues, the behavior of these variables, the selection of sources of information and the timing of calculation, directly affects the fair values of our financial instruments and the amount of gains or losses recorded in the income statement. Additional information regarding fair value of financial instruments is available in Notes 4, 14 and 22.

 Post-retirement benefits

Ultrapar and its subsidiaries offer their employees a defined contribution pension plan, managed by Ultraprev — Associação de Previdência Complementar. Under the terms of the plan, every year each participating employee chooses his or her basic contribution to the plan. Each sponsoring Company provides a matching contribution in an amount equivalent to each basic contribution, up to a limit of 11% of the employee’s reference salary, according to the rules of the plan. As participating employees retire, they may choose to receive either (i) a monthly sum ranging between 0.5% and 1.0% of their respective accumulated fund in Ultraprev or (ii) a fixed monthly amount which will exhaust their respective accumulated fund over a period of 5 to 25 years. The sponsoring Company and its subsidiaries do not guarantee the amounts or the duration of the benefits received by each employee that retires.

Ultrapar recognized a provision for post-employment benefits mainly related to seniority bonus, payment of Government Severance Indemnity Fund (“FGTS”), and health, dental care and life insurance plan for eligible retirees. The amounts related to such benefits were determined based on a valuation conducted by an independent actuary and are recorded in the financial statements in accordance with Resolution CVM 695/2012.

Significant actuarial assumptions adopted include:

Economic factors	12/31/2014
% p.a.
Discount rate for the actuarial obligation at present value	11.82
Average projected salary growth rate	8.38
Inflation rate (long term)	5.2
Growth rate of medical services	9.41

Demographic factors

•	Mortality Table for the life insurance benefit – CSO-80

•	Mortality Table for the other benefits – AT 2000 Basic decreased by 10%

•	Disabled Mortality Table - RRB 1983

•	Disability Table - RRB 1944 modified

Subscription Warrants – indemnification fair value determination

Subscription warrants are valued according to Ultrapar´s share prices (UGPA3) on the effective date of financial statements, adjusted by the dividend yield, once the warrants exercise is only possible from 2020 onward, without dividends rights. The quantity of shares of the subscription warrants – indemnification is also adjusted according to the variation of the amounts of provisions and of tax, civil and labor risks contingent liabilities, relative to the period before January 31, 2014. For more information about Extrafarma’s acquisition see Note  3.a.

10.6. - Discussion on internal controls adopted to ensure the formulation of accurate financial statements

a.	Level of efficiency of such controls, indicating any potential misstatements and measures to correct them

Ultrapar is a Company listed on the New York Stock Exchange (NYSE) with Level III ADRs, and maintains its internal controls standards in compliance with the requirements of the Sarbanes-Oxley Act.

Ultrapar’s management annually evaluates the internal controls over financial reporting under the supervision of our Chief Executive Officer or CEO and Chief Financial Officer, or CFO. Management evaluates the effectiveness of our internal controls over financial reporting based on the criteria set out in the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) framework. Based on those criteria, our management believes that our internal controls over financial reporting are adequate and effective to enable the registry, processing, summarizing and disclosure of such information, providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements.

The Company’s Bylaws determine an audit committee as an auxiliary organ of the Board, which comprises three independent members, of which at least two shall be external members of the Board. The Company will have a Fiscal Council, which will operate on a non-permanent and installed by the special preferred stock shareholders’ meeting in legal cases. If the Fiscal Council will be installed, shall exercise all powers that are assigned to the Audit Committee. The Audit Committee will not work in the fiscal year in which the Fiscal Council has been installed. In 2012, 2013, and 2014 the Fiscal Council was installed as requested by the shareholders.

b.	Deficiencies and recommendations on internal controls in the independent auditor’s report

No material deficiencies were verified.

10.7. - Public offerings for distribution of securities

Not applicable.

10.8. - Issuer’s off-balance sheet items

a.	Assets and liabilities held by the issuer, whether directly or indirectly, off-balance sheet:

i.	Operating leases, assets and liabilities

 See “Item 10.8.b. Other off-balance sheet arrangements”.

ii.	Receivables portfolios over which the entity has risks and liabilities, indicating respective liabilities

Not applicable.

iii.	Future purchase and sale of products or services contracts

See “Item 10.8.b. Other off-balance sheet arrangements”.

iv.	Unfinished construction contracts

Not applicable.

v.	Other future financing agreements

Not applicable.

b.  Other off-balance sheet arrangements

The following table shows our main off-balance sheet arrangements on December 31, 2014:
Contractual Obligations (off-balance sheet)		Payment due by period
(R$ million)	Total	up to 1 year	between 1 and 3 years	between 3 and 5 years	more than 5 years

Estimated planned funding of pension and other post-retirement benefit obligations (1)	642.7	20.0	43.1	47.7	532.0
Purchase obligations – raw material (2)	2,195.8	298.8	597.6	597.6	701.8
Purchase obligations – utilities (3)	46.5	19.4	23.3	3.7	0.0
Minimum movement obligations – cargo (4)	55.4	6.7	12.6	12.2	23.9
Operating lease (5)	222.7	61.3	74.2	46.2	41.1
	3,163.1	406.2	750.7	707.5	1,298.7

(1)	The estimated payment amount was calculated based on a 5.2% inflation assumption.
(2)
Oxiteno Nordeste has a supply agreement with Braskem S.A. which establishes a minimum quarterly consumption level of ethylene and conditions for the supply of ethylene until 2021. Should the minimum purchase commitment not be met, the subsidiary would be liable for a fine of 40% of the current ethylene price for the quantity not purchased. The minimum purchase commitment clause was renegotiated, valid from 2013, and provides a minimum annual consumption of 205 thousand tons and a maximum of 220 thousand tons. Oxiteno S.A has a supply agreement with Braskem, valid until 2023, which establishes and regulates the conditions for supply of ethylene to Oxiteno based on the international market for this product. The minimum purchase is 22,050 tons of ethylene semiannually. Should the minimum purchase commitment not be met, the subsidiary would be liable for a fine of 30% of the current ethylene price for the quantity not purchased. The subsidiary has met the minimum purchase required since the beginning of the agreement. The estimated payment amount was calculated based on the acquisition price of ethylene at the end of 2014. (See Note nº 23.e).

(3)	The purchase obligation relates to long-term contracts under which Oxiteno is required to purchase a minimum amount of energy annually.
(4)
Tequimar has agreements with CODEBA — Companhia Docas do Estado da Bahia and Complexo Industrial Portuário Governador Eraldo Gueiros - in connection with its ports facilities in Aratu and Suape, respectively. Such agreements establish a minimum cargo movement of products (i) in Aratu, of 100,000 tons per year until 2016, and of 900,000 tons per year in 2022, as well as (ii) in Suape, of 250,000 tons per year, until 2027, and of 400,000 tons per year in Suape from 2027 to 2029. If the annual movement is less than the minimum contractual movement, the subsidiary is liable to pay the difference between the effective movement and the minimum contractual movement based on the port tariff rates on the date established for payment. As of December 31, 2014, these rates per ton were R$ 5.79 for Aratu and R$ 1.38 for Suape. (See Note 23.e).

(5)
The subsidiaries IPP, Extrafarma, and Cia. Ultragaz have operating lease contracts related to land and building of service stations, drugstores, and stores, respectively. Subsidiaries Cia. Ultragaz, Bahiana, Utingás Armazenadora S.A., Tequimar, Serma, and Oxiteno S.A. have operating lease contracts for the use of IT equipment. These contracts have terms of 36 and 45 months. The subsidiaries have the option to purchase the assets at a price equal to the fair market price on the date of option, and management does not intend to exercise such option. Subsidiaries Cia. Ultragaz and Bahiana have operating lease contracts related to vehicles in their fleet.

Additionally, some subsidiaries issued collateral to financial institutions in connection with the amounts owed by some of their customers to such institutions (vendor financing). If a subsidiary is required to make any payment under these collaterals, this subsidiary may recover the amount paid directly from its customers through commercial collection. As of December 31, 2013, Ultrapar and its subsidiaries did not have losses in connection with these collaterals. (See Note 14.k)

Vendor
2014
Term	Less than 213 days
Maximum amount of future payments related to these guarantees	R$ 26.7 million

10.9. - Off-balance sheet items

a.	How such items change or may change revenues, expenses, operating income, financial expenses or other items of the issuer’s financial statements

Contractual obligation included in “Item 10.8.b. Other off-balance sheet arrangements” would have the following effects on the Company’s net sales and services, costs, expenses, operating income and financial income (expenses), throughout the period of the contract.

(R$ million)	Estimated planned funding of pension and other post-retirement benefit obligations	Purchase obligations – raw materials	Purchase obligations – utilities	Minimum movement obligations – cargo	Operating lease
Net sales and services	-	-	-	-	-
Cost of sales and services	(80.4)	(2,195.8)	(46.5)	(55.4)	-
Gross profit	(80.4)	(2,195.8)	(46.5)	(55.4)	-
Operating expenses
Selling expenses	(148.9)	-	-	-	(152.6)
General and administrative expenses	(413.4)	-	-	-	(16.4)
Income from sale of assets	-	-	-	-	-
Other operating income, net	-	-	-	-	(53.7)
Operating income	(642.7)	(2,195.8)	(46.5)	(55.4)	(222.7)
Financial results	-	-	-	-	-

b.	Nature and purpose of the transaction

See “Item 10.8.b. Other off-balance sheet arrangements”.

c.	Nature and amount of obligations assumed by and rights conferred upon the issue due to the transaction

See “Item 10.8.b. Other off-balance sheet arrangements”.

10.10. - Discussion on the main elements of the issuer’s business plan:

a.	Investments

i.	Quantitative and qualitative description of the investments in progress and the estimated investments

Ultrapar continued, in 2014, its investment strategy oriented to grow volume and competitiveness, serving each time better an increasing number of customers. Ultrapar’s investments, net of disposals, totaled R$ 1,220 million in organic investments, R$ 720 million in the acquisition of Extrafarma and R$ 28 million of investments in ConectCar.

At Ipiranga, R$ 815 million were invested as follows (i) R$ 354 million in the expansion of its service stations network (through the conversion of service stations and the opening of new ones) and am/pm and Jet Oil franchises, focused on the Midwest, Northeast and North regions of Brazil, (ii) R$ 67 million in the expansion of its logistics infrastructure to support the growing demand, through the construction and expansion of logistics facilities, (iii) R$ 73 million in the modernization of its operations, mainly in the logistics facilities and information systems and (iv) R$ 321 million in maintenance of its activities, mainly in the renewal of contracts of its distribution network and the renovation of service stations. Out of the total amount invested, R$ 810 million were related to property, plant, equipment and intangible assets and R$ 5 million were related to the financing to clients, net of repayments. For Oxiteno, the total investments in 2014 amounted to R$ 114 million, mainly in continuing the expansion of its production capacity in Coatzacoalcos, Mexico, as well as in the maintenance of its production facilities. At Ultragaz, R$ 181 million were invested, directed mainly to new customers of the bulk segment, renewal of LPG bottles and maintenance of the bottling facilities, plus R$ 10 million for the construction of a new bottling facility in São Luís (MA). In 2014, Ultracargo invested R$ 26 million, mainly directed towards modernization and maintenance of terminals. Extrafarma invested R$ 57 million in the opening of new stores, maintenance and the construction of a new distribution center in the state of Ceará.

Ultrapar's investment plan for 2015, approved by the Board of Directors, excluding acquisitions, amounts to R$ 1,418 million, which demonstrates the continuity of good opportunities to grow through increased scale and productivity gains, as well as modernization of existing operations. Out of the total, R$ 922 million will be invested by Ipiranga: (i) R$ 357 million to maintain the pace of expansion of its distribution network (through the conversion of unbranded service stations and the opening of new ones) and of am/pm and Jet Oil franchises, focused on the Midwest, Northeast and North regions of Brazil, and in new distribution centers to supply the convenience stores, (ii) R$ 75 million in the expansion of its logistics infrastructure to support the growing demand, mainly through the construction of logistics facilities, and (iii) R$ 142 million in modernization, mainly in logistics facilities and IT systems and (iv) R$ 348 million in the maintenance of its activities, mainly in the renewal of contracts of its distribution network and the renovation of service stations. Oxiteno plans to invest R$ 121 million primarily in the maintenance of its production plants. Ultragaz plans to invest R$ 187 million to capture new customers in the bulk segment, and in the construction, expansion and maintenance of bottling facilities. Ultracargo plans to invest R$ 49 million, especially in the modernization, adjustment and maintenance of the infrastructure of its existing terminals and in the potential expansion of the Itaqui terminal, which shall start operating in 2016. Finally, in Extrafarma R$ 112 million in investments are planned, mainly in the acceleration of new drugstore openings and in the maintenance of its activities.

ii.	Sources of financing investments

For further details on the sources of financing investments see “Item 10.1.d. Sources for financing working capital and investments in non-current assets” e “Item 10.1.e. Sources for financing working capital and investments in non-current assets to be used to in case of deficiencies in liquidity”.

iii.	Relevant disposals in process and forecasted disposals

There are no significant divestitures in progress or planned.

b.	Disclosed acquisitions of plants, equipment, patents or other assets that may materially affect the issuer’s production capacity

There is no disclosed acquisitions of plants, equipment, patents or other assets that may materially affect the issuer's production capacity.

c.   New products and services

Oxiteno carries on a wide range of research and development activities, principally related to the application of specialty chemicals and improvements in production processes. As of December 31, 2014, 123 employees of Oxiteno were engaged in research and development and engineering activities. Oxiteno’s research and development expenditures in 2014 and 2013 were R$ 36 million and R$ 28 million, respectively. In 2004, Oxiteno founded its own “Science and Technology Council”, with six of the world’s major specialists in surfactants as members. These specialists, with experience in the surfactant industry or in the academic environment in the US, Europe and Latin America, follow the trends and opportunities in the sector. Since 2004, the council, currently composed of five specialists, has met once a year in September in São Paulo to analyze Oxiteno’s research and development project portfolio, as well as the management methodology applied. Their recommendations enable Oxiteno to improve its research and development activities’ efficiency, as well as to broaden the reach of its partnerships with international entities.

Oxiteno’s investments in research and development have resulted in the introduction of 57 new applications for its products during the last three years. Oxiteno will continue to invest in research and development focused on developing new product applications to meet clients’ needs.

Ipiranga constantly develops specific initiatives for each segment in which it operates, such as the offering of supply and technical support at large clients’ facilities. In the urban service stations segment, the wide range of non-fuel products and services and the constant pursue of excellence have being contributing significantly to the increase in the number of consumers and the client-loyalty for its service stations. Additionally, the offer of convenience and services at the service stations aims at greater satisfaction to the customers, and therefore more value added. In addition to fueling its vehicles the consumer can also shop at am/pm convenience stores and at Ipirangashop.com and enjoy other services provided in many service stations of Ipiranga’s network. Besides filling in the tank of the vehicle, the consumer can also make purchases at convenience stores am/pm, of which approximately 360 include bakeries, in Ipirangashop.com and still enjoy other services installed in several service stations of the network. In another pioneer initiative, Ipiranga launched in 2009 the program “Km de Vantagens”, a loyalty program in the fuel industry that grants rewards and benefits to customers and resellers that has strengthened as an important platform for customer relationship and for other initiatives of

Ipiranga, currently with around 18 million participants, up 20% over 2013. The partnership members also expanded throughout the year, exceeding the number of 70 partner companies, including cinemas, airlines, restaurants, soccer clubs, parks, performance venues and sports stores. Ipiranga’s Posto Ecoeficiente project (Eco-Efficient service station) is one of the differentiation initiatives that reflect Ultrapar’s innovation philosophy. It aggregates, in a single project, innovative solutions and sustainable technologies, in harmony with the profitability of the service station for the reseller. The Posto Ecoeficiente project involves solutions in the construction and operation of service stations that result in better use of resources, such as water and electricity, and reduction of wastage and residues. The Postos Ecoeficientes reached, in 2014, 924 service stations in Brazil and over 400 service stations are under construction. In 2012, among the initiatives of Ipiranga, we highlight the strengthening of Posto Virtual and the creation of ConectCar. ConectCar started its operations in 2013 and reached, in 2014, approximately 350 thousand customers, and is now available in almost all toll roads in Brazil. The chip installed on the vehicle windshield will allow the automatic opening of toll gates at lower costs, through a prepaid system and free tuition. Additionally, it can be used for fuels purchase. The client may buy the chip at Ipiranga’s service stations, using the points of the loyalty program Km de Vantagens. In 2013, Ipiranga launched the Ipiranga Frotas, a service for the remote control of the fleet, allowing the companies to control and monitor better its vehicle fleet. Another pioneer initiative in 2013 was the app Posto Ipiranga na Web, the first of its kind to be launched in Brazil. The app allows the user with a smartphone to purchase fuels credits, which was already possible through the Ipiranga website. In 2014, the novelty was the “Beer Cave”, a new beverage shopping experience for customers in am/pm stores. It is a cold room with a wide variety of labels of domestic and imported beers. The Beer Cave is part of a marketing action of the Heineken brewery partner. Approximately 100 am/pm shops throughout Brazil implemented the novelty in 2014.

10.11. - Discussion on other relevant factors which affected the operational performance

No additional factors which significantly affect Ultrapar’s operational performance were identified.

ANNEX III – ALLOCATION OF NET EARNINGS

(According to annex 9-1-II of CVM Instruction 481/2009)

ULTRAPAR PARTICIPAÇÕES S.A.

ANNEX 9-1-II
Allocation of net earnings

(in thousands of reais, except when otherwise mentioned)	Year ended 12/31/2014

1. Inform net earnings for the fiscal year	1,241,563

2. Inform the total amount of dividends and dividends per share, including prepaid dividends and interest on equity already declared1
Total amount	778,718
Amount per common shares (R$) - Interim dividends	0.71
Amount per common shares (R$) - Complementary dividends	0.71

3. Inform the percentage of distribution of net earnings for the fiscal year	63%

4. Inform the total amount of dividends and dividends per share based on the net earnings of previous years	-

5. Inform, deducting prepaid dividends and interest on equity declared:

a. The gross amount of dividends and interest on equity, individually, based on the number of shares of each type and class	-
Gross amount - Dividends common shares	-
b. Form and term of dividend and interest on equity payments	-
Form of payment	-

Payment term	-

c. Any levy of monetary restatement and interest on dividends and interest on equity	-

d. Date of declaration of payment of dividends and interest on equity taken into account for identification of shareholders entitled to receive dividends and interest on equity	-

6. In the event of dividends or interest on equity declared based on net earnings with respect to semiannual balance sheets or shorter periods

a. Inform the total amount of dividends or interest on equity declared	389,554

b. Inform the date of the respective payments	08/22/2014

7. To provide a comparative table indicating the following per share value of each type and class2:

a. Net profit for the fiscal year and for the three (3) previous years3
Amount per common shares (R$) - 12.31.2014	2.26
Amount per common shares (R$) - 12.31.2013	2.28
Amount per common shares (R$) - 12.31.2012	1.89
Amount per common shares (R$) - 12.31.20114	1.58

b. Dividends and interest on equity distributed in the three (3) previous years

12.31.2013	743,527
Amount per common shares (R$) - Interim dividends	0.66
Amount per common shares (R$) - Complementary dividends	0.71

12.31.2012	627,424
Amount per common shares (R$) - Interim dividends	0.51
Amount per common shares (R$) - Complementary dividends	0.66

12.31.20114	525,402
Amount per common shares (R$) - Interim dividends	0.47
Amount per common shares (R$) - Complementary dividends	0.51

8. If there is destination of earnings to the legal reserve

a. Identify the amount allocated to legal reserve	62,078

b. Detail the method for the calculation of the legal reserve	Art. 193 - Law N° 6,404 - Of the net earnings for the fiscal year, 5% will be allocated, prior to any other destination, to the legal reserve, which shall not exceed 20% of the share capital.

9. If the company has preferred shares entitled to receive fixed or minimum dividends

a. Describe the method for calculation of fixed or minimum dividends	-

b. Inform whether the net earnings for the fiscal year is sufficient to fully pay fixed or minimum dividends	-

c. Identify if any unpaid portion is cumulative	-

d. Identify the total amount of fixed or minimum dividends to be paid with respect to each class of preferred shares	-

e. Identify fixed or minimum dividends to be paid with respect to each class of preferred shares	-

10. With respect to the mandatory dividend

a. Describe the method for calculation set in the bylaw	Bylaw - Art. 55 - item b) 50% (fifty percent) of adjusted net income to pay mandatory dividends to shareholders, offsetting the semi-annual and interim dividends that may have been declared.

b. Inform if the dividend is being fully paid	Yes

c. Inform to amount eventually retained	-

11. In the event of retained mandatory dividend due to the Corporation’s financial condition

a. Inform the retained amount	-

b. Describe, in details, the Company’s financial condition, including any aspects relating to the liquidity analysis, working capital and positive cash flow	-

c. Justify the retaining of dividend	-

12. In the event of destination of the net earnings to the contingency reserve

a. Identify the amount allocated to the reserve	-

b. Identify any probable loss and the reason therefore	-

c. Explain why the loss is considered probable	-

d. Justify the establishment of the reserve	-

13. In the event of destination of the net earnings to the unrealized profit reserve

a. Identify the amount allocated to the profit reserve	-

b. Inform the nature of unrealized profits which originated the reserve	-

14. In the event of destination of the net earnings to statutory reserve5

a. Describe the statutory clauses which establish the reserve	Bylaw - Art. 55 - item c)

b. Identify the amount allocated to the reserve6	400,994

c. Describe how the amount was calculated
By management proposal, up to 45% (forty five percent) of adjusted net income will be used to create a reserve for investments, in order to preserve the integrity of corporate assets and strengthen the Company’s capital, allowing new investments, up to 100% (hundred percent) of it's capital, observing that the balance of this reserve, added to the balances of other profit reserves, except for unrealized profits reserves and reserves for contingencies, not exceeding 100% (hundred percent) of it's capital, and once reached that limit, the Board of Directors may decide on the application of the excess in the capital increase or the distribution of dividends.

15. In the event of retention of profits under the capital budget

a. Identify the amount retained	-

b. Provide a copy of the capital budget	-

16. In the event of destination of the net earnings to the tax incentive reserve

a. Identify the amount allocated to the reserve	-

b. Explain the nature of the destination	-

1.
The values presented in item 2 include the amount indicated in item 6, as well as the amount of R$ 389,164  thousand, according to declared dividends approved by the Board of Directors of the Company on 02.25.2015, which were paid to shareholders from 03.13.2015 onwards.

2.
The information for the years 2012 and 2011 are shown in accordance with the standards prevailing by that time, thus they were not changed by the adoption of IAS 19 Revised (CPC 33 (R2)) - "Employee Benefits".

3.	Number of shares used for the earnings per share calculation does not include treasury shares of the Company.
4.
The per share values consider the stock split at a ratio of 1 (one) share to 4 (four) shares of the same class and type approved at the Extraordinary Shareholders’ Meeting held on 02.10.2011. In addition, from 08.17.2011, each preferred share issued by the Company was converted into an ordinary share, as approved by the Extraordinary Shareholders’ Meeting held on 06.28.2011.

5.
Investments statutory reserve made in accordance with Article 194 of The Brazilian Corporate Law and item c of Article 55 of the Company's Bylaws  in order to preserve the integrity of corporate assets and strengthen the Company's capital, allowing new investments.

6.	Includes the realization of revaluation reserve in the amount of R$ 227 thousand.

ANNEX IV – MANAGEMENT AND FISCAL COUNCIL COMPENSATION PROPOSAL

Management and Fiscal Council Compensation Proposal

A - Management compensation proposal

The proposal for the global maximum annual limit of the Management compensation for the period between May 2015 and April 2016, excluding the stock-based compensation plan and post-retirement benefits, is R$ 6,000,000.00 (six million Reais) for the members of the Board of Directors and R$ 38,500,000.00 (thirty eight million five hundred thousand Reais) for the Company’s Statutory Officers, amounting to R$ 44,500,000.00 (forty four million five hundred thousand Reais).

The amount proposed is 10% higher than that approved at the Annual Shareholders’ Meeting held on April 16, 2014, for the period between May 2014 and April 2015. The global compensation effectively recognized between May 2014 and April 2015, excluding stock-based compensation plan and post-retirement benefits will be 21% lower than the amount approved in 2014, mainly due to lower variable compensation.

B - Compensation proposal for the members of the Fiscal Council

The proposal for the global compensation of the members of the Fiscal Council for the term of their mandates (between May 2015 and April 2016 ) is R$ 54,720.00 (fifty four thousand seven hundred and twenty Reais) monthly, with a monthly payment of R$ 16,000.00 (sixteen thousand Reais) to the chairman of the Fiscal Council and R$ 14,800.00 (fourteen thousand eight hundred Reais) to the other effective members¹.

The amount proposed is 8.0% higher than the amount approved at the Annual Shareholders’ Meeting held on April 16, 2014, for the period between May 2014 and April 2015. The global compensation effectively recognized between May 2014 and April 2015 for the members of the Fiscal Council was in line with the amount approved.

For further information, including compensation policy or practice, about the compensation of the Board of Directors, Statutory and non-Statutory Officers and Fiscal Council, see Annex V or item 13 – Management compensation. We highlight that the amounts included in this compensation proposal differ from those of Annex V as a result of non-corresponding reference periods between the documents.

¹Montlhy individual compensation for members of the Fiscal Council does not include charges on payroll.

ANNEX V – ITEM 13 OF THE REFERENCE FORM

13.	Management compensation

13.1.	Compensation policy or practice for the Board of Directors, Statutory and non-statutory Officers and Fiscal Council

a.	Purpose of the compensation policy or practice

The purposes of Ultrapar’s compensation policy and practices are (i) to align the interests between executives and shareholders, based on the principle of sharing risks and returns, (ii) to converge individual goals to the Company’s strategy, and (iii) to recognize the contribution and retain professionals, based on market references.

Following these principles, Ultrapar adopts a differentiated and competitive compensation plan, a plan that includes the use of value creation metrics to establish variable compensation targets, differentiated benefits to executives and a stock ownership plan.

b.	Compensation composition

i.	Description and purpose of each compensation component

Board of Directors

•
Fixed compensation: a monthly amount, in order to follow the market standards, composed exclusively by compensation and contribution to the social security, in order to remunerate the responsibility and complexity inherent to the position. The Chairman and the Vice Chairman earn a higher amount than other directors as a result of the positions held.

•
Compensation for the participation in specialized committees: a monthly amount, equivalent to 1/3 of the Director’s compensation, independent of the position held in the Board of Directors. If a Director is appointed for more than one specialized committee, the monthly amount is equivalent to 50% of the Director’s compensation.

•	Variable compensation: not practiced.

Fiscal Council

•
Fixed compensation: a monthly amount approved by shareholders in the annual meeting, composed exclusively by compensation and contribution to the social security, in order to remunerate the responsibility and complexity inherent to the position of member of Fiscal Council. The compensation of each member of the Fiscal Council must be equal to at least 10% of the average salary of the Statutory Officers. The President earns a higher amount than other members as a result of the position held.

•	Variable compensation: not practiced.

Officers

•
Fixed compensation (salary and direct and indirect benefits): a monthly amount paid with the purpose of remunerating the responsibility and complexity inherent to each position, the individual contribution and the experience of each professional. The fixed compensation of Officers includes salaries, contribution to social security, vacation bonus, thirteenth salary, health care plan (medical), group life insurance and physical check up, among others. The direct and indirect benefits are intended to follow the practices adopted by the market and to recognize the individual contribution.

•
Short-term variable compensation: an annual amount paid in order to align the interests of the executives with those of the Company. This amount is linked to (i) the businesses performance, which is measured through the Economic Value Added (EVA®) metric, and (ii) the achievement of annual individual goals established based on the strategic planning and focused on expansion and operational excellence projects, people development and market positioning, among others.

•
Long-term variable compensation: the purpose of this portion is to align long-term interests of executives and shareholders and to retain executives. The previous program had been effective from 2006 to 2011, with payment in 2012 after verified the achievement of the established goals. This compensation was a result of the stock price at the end of 2011, which surpassed the goal of more than doubling the value of the Company's shares between 2006 and 2011, generating significant returns to Ultrapar’s shareholders. The current program, set up in February 2014, stabelishes that Ultrapar’s CEO may receive additional variable compensation as a result of the performance of the Company's shares between 2013 and 2017.

•
Share ownership compensation plan: the purpose of the stock ownership plan is to align long-term interests of executives and shareholders and to retain executives. Since 2003 Ultrapar has adopted a stock ownership plan under which the executive receives the beneficial ownership of shares held in treasury for a period of 5 to 10 years, after which the ownership of the shares is effectively transferred, provided that the relationship between the executive and the Company or its subsidiaries has not been interrupted. Participation in the stock ownership plan derives from the function of the executive’s performance, the expectations of future contribution and long-term retention aiming at materializing projects and future results.

•
Post-retirement benefit: aiming at encouraging long-term savings, since 2001 Ultrapar has offered a defined contribution plan managed by Ultraprev – Associação de Previdência Complementar. Under the terms of this plan, the basic contribution of each executive is calculated by the application of a percentage of his or her salary. Ultrapar contributes, on behalf of the executive, with an amount equal to his or her basic contribution up to the limit of 11% of his or her reference salary. In addition, besides the contribution to the Severance Pay Fund, Ultrapar established in 2010 a planned retirement policy with the purpose of preparing the executive for his or her retirement and to structure succession plans in the Company. The post-retirement benefit resulting from this policy mainly consists in an additional compensation for the termination of the employment relationship by the initiative of the Company. The CEO is not eligible to this retirement policy.

ii.	Proportion of each component in overall compensation

The table below presents the proportion of each component in the overall management compensation in 2014, segregated as described in Item 13.2.

	% in relation to overall compensation paid as
Body	Fixed compensation	Variable compensation	Post-retirement benefit	Benefits due to the interruption in the exercise of the position	Stock-based compensation	Total

Board of Directors	100%	0%	0%	0%	0%	100%

Fiscal Council	100%	0%	0%	0%	0%	100%
Statutory Officers	39%	36%	10%	0%	15%	100%

iii.	Calculation and adjustment methodology for each compensation component

Board of Directors

•	Fixed compensation: annually reviewed based on market assessments.

Fiscal Council

•	Fixed compensation: annually reviewed based on the compensation of the Statutory Officers and market practices. See “Item 13.1.b.i. Description and purpose of each compensation component.”

Officers

Officers’ fixed and short-term variable compensation is set out based on reference to the relevant market, taking into consideration a methodology that attributes value to the position according to factors such as the required expertise, problem solving ability and impact on earnings. The sum of the fixed and short-term variable portions aims at reaching the third quartile of the market in the event of the achievement of 100% of the targets established for variable compensation.

•
Fixed compensation: annually reviewed based on market practices, identified through salary surveys, as well as the evolution of the professional’s experience and responsibility. Benefits are based on market references.

•
Short-term variable compensation: grounded on the concept of profit sharing, this component is calculated based on the Company’s economic performance and on the individual performance, that together result in a salary multiple. Business performance is measured in relation to economic value added (EVA®) growth targets established for 3 to 4-year periods and annually verified. The individual performance is assessed based on the adherence to annual targets established in accordance with the strategic planning.

•
Long-term variable compensation: a variable compensation based on the performance of the Company’s shares, calculated by the evolution of the value of the share at the end of 2012 compared to the value at the end of 2017. Such compensation shall be paid in three installments, in January 2018 , 2019 and  2020, if the share value of Ultrapar, at the end of 2017, is higher than a pre-established minimum level, reflecting the goal of more than doubling the value of the Company's share in five years.

•
Share ownership compensation plan: the amount of shares to be granted to the executives is annually defined by the Board of Directors, and the value attributed to such grant corresponds to the Company’s share price at the granting date. The effect recognized in net earnings corresponds to the total amount of the shares granted accrued over the beneficial ownership period.

•	Post-retirement benefit: reflects the executive’s period in the Company, age and fixed compensation.

iv.	Reasons supporting the composition of the compensation

The Company’s compensation strategy combines short and long-term elements according to the principles of alignment of interests and maintenance of a competitive compensation, in order to retain and adequately compensate our executives in accordance with their responsibilities and the value created for the Company and its shareholders.

c.	Key performance indicators for establishing each compensation component

•	Fixed compensation: the responsibility and complexity inherent to the position, the experience of the professional and market practices.

•	Short-term variable compensation: EVA® growth targets established for each business and for Ultrapar and achievement of individual targets.

•	Long-term variable compensation: the evolution of Ultrapar’s share value.

•	Share compensation plan: evolution of performance and accomplishment of individual goals throughout the years and expectation of future contribution to the Company’s goals.

•	Post-retirement benefit: not linked to performance indicators.

d.	How compensation is structured to reflect the evolution of performance indicators

•	Fixed compensation: from periodic performance assessments.

•	Short-term variable compensation: evolution linked to the progression of the Company’s results under the concept of economic value added (EVA®), subject to the achievement of a minimum pre-set level.

•
Long-term variable compensation: the amount correspondent to the program effective between 2012 and 2017 (see “Items 13.1.b.i. and 13.1.b.iii”) will be a function of the achievement of the established minimum target linked to the Company’s share price appreciation.

•
Share compensation plan: the potential benefit associated with the stock ownership plan will be vested if the executive remains in the Company in the long term, thus committing to sustained value generation.

e.	Relationship between the compensation policy or practice and the interests of the Company

Ultrapar’s compensation policy and practices aim at short and long-term alignment with the interests of shareholders. Short-term and long-term variable compensation, which is a material portion of the overall compensation, is linked to economic value added growth targets, that is the main interest of shareholders. Variable compensation also strengthens the focus of the executives to the adherence to the strategic growth plan approved by the Board of Directors, with short-term compensation being linked to annual growth goals of value generation and long-term compensation being directly linked to the evolution of the Company’s market value. The stock ownership plan turns executives into shareholders of the Company and is a strong element for aligning long-term interests.

f.	Existence of compensation supported by subsidiaries, controlled companies or direct or indirect controlling companies

The whole compensation of Ultrapar’s Statutory Officers is supported by its subsidiaries or controlled companies, as a result of their activities as managers of such companies. For a breakdown of the amounts supported by each subsidiary or controlled company and the nature of such payments, see “Item 13.15. Amounts recorded in the results of the Company’s direct or indirect controlling companies, companies under common control and subsidiaries, as compensation payable to the members of the Company’s Board of Directors, Fiscal Council and Statutory Officers.”

g.	Existence of any compensation or benefit linked to the occurrence of any specific corporate event, such as the transfer of the issuer’s shareholding control

There is no compensation or benefit linked to the occurrence of corporate events.

Regarding the long-term variable compensation, in the event of the consolidation of the controlling interest of the Company prior to the end of 2017 and it is verified that the pre-established minimum level was accomplished at the date of the consolidation, then the compensation will be paid in advance.

13.2.	Compensation recognized in the results of 2012, 2013, 2014 and estimated for the fiscal year 2015 to the members of the Board of Directors, the Fiscal Council and the Statutory Officers

Compensation recognized in the fiscal year 2012

	Board of Directors	Fiscal Council	Statutory Officers	Total
	(in thousands of reais, except for the number of members)

Number of members1	9.00	3.67	6.00	18.67

Annual fixed compensation	3,798.4	597.9	11,491.5	15,887.8
Salary	2,944.0	498.3	6,906.0	10,348.3
Direct and indirect benefits	-	-	1,942.7	1,942.7
Participation in committees	221.3	-	-	221.3
Others²	633.1	99.7	2,642.8	3,375.6
Variable compensation	-	-	10,503.4	10,503.4
Bonus	-	-	-	-
Profit sharing	-	-	10,503.4	10,503.4
Compensation for the participation in meetings	-	-	-	-
Commission	-	-	-	-
Others	-	-	2,509.2	2,509.2
Post-retirement benefit	-	-	-	-
Benefits due to the interruption in the exercise of the position	-	-	-	-
Stock-based compensation	-	-	3,337.0	3,337.0

Total compensation	3,798.4	597.9	27,841.1	32,237.4

¹ Number of members according to CVM Official Letter/2/2015.
² Includes social charges under the employer’s responsibility (National Institute of Social Security – INSS), according to CVM Official Letter/2/2015.

Compensation recognized for the fiscal year 2013

	Board of Directors	Fiscal Council	Statutory Officers	Total
	(in thousands of Reais, except for the number of members)

Number of members1	9.00	3.00	6.00	18.00

Annual fixed compensation	4,055.6	549.5	12,147.3	16,752.3
Salary	3,019.7	457.9	7,295.5	10,773.1
Direct and indirect benefits	-	-	2,043.4	2,043.4
Participation in committees	211.9	-	-	211.9
Others²	824.0	91.6	2,808.3	3,723.9
Variable compensation	-	-	11,838.2	11,838.2
Bonus	-	-	-	-
Profit sharing	-	-	11,838.2	11,838.2
Compensation for the participation in meetings	-	-	-	-
Commission	-	-	-	-
Others	-	-	-	-
Post-retirement benefit	-	-	2,599.6	2,599.6
Benefits due to the interruption in the exercise of the position	-	-	-	-
Stock-based compensation	-	-	3,641.8	3,641.8

Total compensation	4,055.6	549.5	30,226.8	34,831.9

¹ Number of members according to CVM Official Letter/2/2015.
² Includes (i) the donation of the compensation of a member of the Board of Directors to a charity indicated by him and (ii) social charges under Company’s responsibility (National Institute of Social Security – INSS) according to CVM Official Letter/2/2015.

Compensation recognized for the fiscal year 2014

	Board of Directors	Fiscal Council	Statutory Officers	Total
	(in thousands of Reais, except for the number of members)

Number of members1	9.00	3.00	6.92	18.92

Annual fixed compensation	4,409.8	591.2	14,126.3	19,127.3
Salary	3,275.7	492.6	8,563.6	12,331.90
Direct and indirect benefits	-	-	2,300.2	2,300.2
Participation in committees	259.6	-	-	259.6
Others2	874.6	98.5	3,262.5	4,235.6
Variable compensation	-	-	13,334.7	13,334.7
Bonus	-	-	-	-
Profit sharing	-	-	11,651.0	11,651.0
Compensation for the participation in meetings	-	-	-	-
Commission	-	-	-	-
Others	-	-	1,683.7	1,683.7
Post-retirement benefit	-	-	3,659.9	3,659.9
Benefits due to the interruption in the exercise of the position		-	-	-
Stock-based compensation	-	-	5,461.8	5,461.8

Total compensation	4,409.8	591.2	36,582.7	41,583.7

¹ Number of members according to CVM/SEP Official Letter/2/2015.
² Includes (i) the donation of the compensation of a member of the Board of Directors to a charity indicated by him and (ii) social charges under Company’s responsibility (National Institute of Social Security – INSS) according to CVM Official Letter/2/2015.

Provided compensation for the fiscal year 2015

	Board of Directors	Fiscal Council	Statutory Officers	Total
	(in thousands of Reais, except for the number of members)

Number of members1	8.75	3.00	7.00	18.75

Annual fixed compensation	5,701.7	639.8	15,517.0	21,858.5
Salary	4,057.1	533.2	9,216.8	13,807.0
Direct and indirect benefits	-	-	2,799.2	2,799.2
Participation in committees	328.8	-	-	328.8
Others2	1,315.8	106.6	3,501.0	4,923.5
Variable compensation	-	-	17,673.9	17,673.9
Bonus	-	-	-	-
Profit sharing3	-	-	14,908.8	14,908.8
Compensation for the participation in meetings	-	-	-	-
Commission	-	-	-	-
Others4	-	-	2,765.0	2,765.0
Post-retirement benefit	-	-	3,659.9	3,659.9
Benefits due to the interruption in the exercise of the position		-	-	-
Stock-based compensation	-	-	6,372.1	6,372.1

Total compensation	5,701.7	639.8	43,222.9	49,564.4

¹ Number of members according to CVM/SEP  Official Letter/2/2015.
² Includes (i) the partial donation of the compensation of a member of the Board of Directors to a charity indicated by him and (ii) social charges under Company’s responsibility (National Institute of Social Security – INSS) according to CVM / SEP  Official Letter/2/2015.
3 Higher value recognized in 2014  due to calculation methodology. The value in 2014 recognized was according to the results achieved and the value projected for 2015 assumes the achievement of proposed targets.
4 Long-term variable compensation. See 13.1.b.iii. Methodology of calculation and readjustment of each of the elements of remuneration".

13.3.	Variable compensation in the fiscal years of 2012, 2013, 2014 and estimated compensation for the fiscal year 2015 of the Board of Directors, the Fiscal Council and the Statutory Officers

	Board of Directors	Fiscal Council	Statutory Officers
(in thousands of reais, except for the number of members)

Number of members 2012	9.00	3.67	6.00
Number of members 2013	9.00	3.00	6.00
Number of members 2014	9.00	3.00	6.92
Number of members 2015	8.75	3.00	7.00

Related to Bonus:
Minimum amount set out in the compensation plan	N/A	N/A	N/A
Maximum amount set out in the compensation plan	N/A	N/A	N/A
Amount set out in the compensation plan, upon achievement of the targets established	N/A	N/A	N/A
Amount effectively recognized results	N/A	N/A	N/A
Related to profit sharing:
Minimum amount set out in the compensation plan	N/A	N/A	Zero
Maximum amount set out in the compensation plan	N/A	N/A	Obs¹
Amount set out in the compensation plan for 2012, upon achievement of the goals established	N/A	N/A	10,918.0
Amount effectively recognized in 2012 result	N/A	N/A	10,503.4
Amount set out in the compensation plan for 2013, upon achievement of the goals established	N/A	N/A	11,169.6
Amount effectively recognized in 2013 result	N/A	N/A	11,838.2
Amount set out in the compensation plan in 2014, upon achievement of the goals established	N/A	N/A	13,752.7
Amount effectively recognized in 2014 result	N/A	N/A	11,651.0
Amount provided in the compensation plan in 2015, upon achievement of the goals established	N/A	N/A	14,908.8
Amount to be recognized in 2015 result	N/A	N/A	14,908.8

¹ For the portion related to individual performance, the evaluation typically ranges from 80% to 120% of the established targets. As for the portion related to financial performance, the evaluation is directly linked to the value created in the year, as measured by EVA®. Therefore, there is no maximum value foreseen or approved in the compensation plan. If the targets established for 2014 are met, we estimate the amount of R$ 14,908.8 thousand as profit sharing.

13.4.	Description of the share compensation plan for the Statutory Officers

a.	General terms and conditions

Since 2003 Ultrapar has adopted a stock ownership plan under which the executive has the beneficial ownership of shares held in treasury for a period of 5 to 10 years, after which the ownership of the shares is effectively transferred, provided that the relationship between the executive and the Company or its subsidiaries has not been interrupted. The amount of shares and the selected executives are set by the Board of Directors, with no obligation of an annual grant. The total amount of shares to be used in the stock ownership plan is subject to the existence of such shares in treasury. Ultrapar’s Board of Directors does not have a stock ownership plan.

Ultrapar does not have an active stock ownership option plan.

b.	Primary purposes of the plan

See “Item 13.1.e. Relationship between the compensation policy or practice and the interests of the Company”.

c.	How the plan contributes to the achievement of the purposes

See “Item 13.1.e. Relationship between the compensation policy or practice and the interests of the Company”.

d.	How the plan fits into the Company’s compensation policy

See “Item 13.1.e. Relationship between the compensation policy or practice and the interests of the Company”.

e.	How the plan aligns the management’s and Company’s interests

See “Item 13.1.e. Relationship between the compensation policy or practice and the interests of the Company”.

f.	Maximum number of shares

The total number of shares to be granted under the stock ownership plan is subject to the existence of such shares in treasury. In December 31, 2014, 7,148,156 shares was held in treasury. For information on the shares already granted to the Company’s Statutory Officers, see “Item 13.6. Share compensation plan - information on shares granted to the Statutory Officers”.

g.	Maximum number of options to be granted

Not applicable.

h.	Conditions for acquisition of shares

Shares are granted to executives in amounts previously set out by the Board of Directors. These shares will remain in treasury for a period that may range from 5 to 10 years, a period in which the executive has only the beneficial ownership of the shares. The obtainment of the effective ownership of the shares depends on the completion of the mentioned term and on the maintenance of the relationship between the executive and the Company or its subsidiaries during such period.

i.	Criteria for setting the acquisition or exercise price

Not applicable.

j.	Criteria for setting the exercise period

Not applicable.

k.	Settlement method

Not applicable.

l.	Restrictions to the transfer of shares

The shares granted to executives remain in the Company’s treasury for a term that can range from 5 to 10 years, period in which the executive holds the beneficial ownership of such shares, but not their effective ownership. Shares can only be freely traded after the termination of the mentioned term and, therefore, upon the obtainment of the effective ownership of the shares. See “Item 13.6. Share compensation plan – information on shares granted to the Statutory Officers.”

m.	Criteria and events which, upon verification, will trigger suspension, modification or cancellation of the plan

Not applicable.

n.	Effects of the withdrawal of a member from the Company’s management bodies on the rights set forth in the share compensation plan

The achievement of the effective ownership of the shares is subject to the maintenance of the professional relationship between the executive and the Company or its subsidiaries during the period established in the contract.

13.5.
Number of shares and any other securities convertible into shares issued by the Company, its direct or indirect controlling shareholders, controlled companies or companies under common control, whether directly or indirectly by members of the Board of Directors, the Fiscal Council or the Statutory Executive Officers

The table below presents the direct or indirect shares held by the current members of the Board of Directors, the Fiscal Council and the Statutory Officers as of December 31, 2014.

	Total	%
	(number of shares)

Board of Directors	56,687,328	10%
Direct ownership	356,024	0%
Indirect ownership	56,331,304	10%
Through Ultra S.A.1	56,331,304	10%
Fiscal Council	-	0%
Direct ownership	-	0%
Indirect ownership	-	0%
Statutory Officers	2,979,073	1%
Direct ownership	2,979,073	1%
Indirect ownership	-	0%
Total	59,666,401	11%

Shares representing the capital	556,405,096	100%

¹ Shares issued by Ultrapar owned indirectly by a member of the Board of Directors through participation in Ultra S.A.capital.

On January 31, 2014 the Extraordinary General Meetings of Ultrapar and Extrafarma approved the incorporation by Ultrapar of all shares issued by Extrafarma. As a consequence, 12,021,100 new common registered shares, with no par value of the Company were issued, increasing the number of shares of capital stock to 556,405,096 shares. Of the new shares issued, 1,717,300 shares were delivered to Mr. Paulo Correa Lazera, that became a member of Ultrapar’s executive board on the same date.

On the same date, 14 subscription warrants were issued in favor of the shareholders of Extrafarma under the context of the merger of shares. Two of the subscription warrants issued were delivered to Mr. Paulo Correa Lazera.

The 14 subscription warrants issued, if exercised, would lead to the issuance of up to 4,007,031 shares in the future, broken down into 801,409 shares related to subscription warrants – working capital and 3,205,622 shares related to subscription warrants – indemnification. On June 30, 2014, after the assessment of the working capital and indebtedness adjustments the Company identified that the subscription warrants – working capital shall not be exercised by the former shareholders of Extrafarma. Accordingly, the Company reversed full provision for the issuance of 801,409 shares related to subscription warrants – working capital, which at the acquisition date amounted to R$ 42,1 million. The shares of the subscription warrants – indemnification may be exercised as early as 2020 and are adjusted according to the changes in the amounts of provision for tax, civil, and labor risks and contingent liabilities related to the period previous to January 31, 2014. For more information, see Note nº. 3.a and 22 to the financial statements of 2014.

Changes in Ultrapar’s ownership breakdown occurred after December 31, 2014 are not included in the table above.

13.6.	Share compensation plan - information about shares granted to the Statutory Officers

Since 2003, Ultrapar has adopted a stock ownership plan to the Statutory Officers and the non-statutory officers under which the executive has the beneficial ownership of shares held in treasury for a period of 5 to 10 years, after which the ownership of the shares is effectively obtained, provided that the relationship between the executive and the Company or its subsidiaries has not been interrupted. Ultrapar’s Board of Directors does not have a stock ownership plan. In addition, Ultrapar does not have an active stock option plan. The table below presents a summary of the information on shares granted to Statutory Officers by December 31, 2014:

Body						Statutory Officers
Number of members						6.00
Granting date1	18Dec03	04Oct04	14Dec05	09Nov06	12Dec07	08Oct08	16Dec09	10Nov10	07Nov12	03Feb14	05Mar14	10Dec14
Number of shares granted2	239,200	94,300	20,000	133,600	100,000	496,000	40,000	140,000	70,000	288,400
Period for the share effective ownership to be transferred	nov-2013	sep-2014	nov-15	oct-2016	1/3 in Nov-2012 1/3 in Nov-2013 1/3 in Nov-2014	1/3 in Sep-2013 1/3 in Sep-2014 1/3 in Sep-2015	1/3 in Nov-2014 1/3 in Nov-2015 1/3 in Nov-2016	1/3 in Oct-2015 1/3 in Oct-2016 1/3 in Oct-2017	1/3 in Oct-2017 1/3 in Oct-2018 1/3 in Oct-2019	1/3 in Jan-2018 1/3 in Jan-2019 1/3 in Jan-2020	1/3 in Mar-2019 1/3 in Mar-2020 1/3 in Mar-2021	1/3 in Dec-2019 1/3 in Dec-2020 1/3 in Dec-2021
Price assigned to the shares granted (R$)	7.58	10.20	8.21	11.62	16.17	9.99	20.75	26.78	42.90	50.64
1Includes shares granted from 2004 to 2008 to certain officers who were not Statutory Officers at the granting date
2 The number and the price of shares granted were adjusted to reflect the stock split of the shares issued by the Company at a ratio of 1 existing share to 4 shar approved by extraordinary general meeting in February 10, 2011.

Assuming that the amount of shares granted follows the average of the shares granted in the last years, we estimate that approximately 160 thousand additional shares will be granted to Statutory Officers in 2015.

13.7.	Stock options outstanding

Ultrapar does not have a stock option plan opened.

13.8.	Stock options exercised and shares granted in connection with the share remuneration plan of the Statutory Officers

In 2012, (i) the beneficial ownership of 70,000 shares was granted to Statutory Officers and (ii) the effective ownership of 33,344 shares was transferred to Statutory Officers, related to shares with beneficial ownership granted in 2007. In 2013, the effective ownership of 437,856 shares was transferred Statutory Officers, related to shares with beneficial ownership granted in 2003, 2007 and 2008. In 2014, (i) the beneficial ownership of 288,400 shares was granted to Statutory Officers and (ii) the effective ownership of 306,300 shares was transferred to Statutory Officers, related to shares with beneficial ownership granted in 2004, 2007, 2008 and 2009.  Additionally, Ultrapar does not have an open stock option plan.

13.9.	Information necessary for the understanding of items 13.6 to 13.8

The price assigned to the shares granted corresponds to the Company’s share price at the granting date, retroactively adjusted to reflect the stock split of the shares issued by the Company at a ratio of 1 existing share to 4 shares approved by extraordinary general meeting in February 10, 2011. Ultrapar does not have an active stock option plan.

13.10.	Pension plans of the members of the Board of Directors and Statutory Officers

Body	Board of Directors	Statutory Officers

Number of members	9.00	6.92
Name of the Plan	N/A	ULTRAPREV – Associação de Previdência Complementar – Defined Contribution Plan
Number of members who qualify for retirement¹	N/A	4
Conditions for early retirement	N/A	- 55 years old - Minimum 5 years of employment with the sponsor - Minimum 5 years of participation in the plan - Termination of employment with the sponsor
Adjusted amount of the accumulated contributions to the private pension plan until the end of the last fiscal year, reduced by the portion related to contributions made directly by the members ² (in thousand of reais)	N/A	7,462.3
Accumulated total amount of the contributions made during the last fiscal year, reduced by the portion related to the contributions made directly by the members (in thousand of reais)	N/A	881.2
Possibility and conditions for early redemption	N/A	The plan includes an option of redemption upon termination of employment, even if not all conditions for retirement are met

¹ Managers who meet the conditions of age, period of employment and period of participation in the plan. Termination of employment is required for retirement.
² Total amount of the contributions made by the sponsor since adhesion to the plan, plus return.

13.11.	Maximum, minimum and average compensation of the Board of Directors, Fiscal Council and Statutory Officers in 2012, 2013 and 2014

2012
Body	Statutory Officers	Board of Directors	Fiscal Council

	(in thousands of reais, except for the number of members)
Number of members	6.00	9.00	3.67
Highest individual compensation	6,560.8	1,176.0	177.4
Lowest individual compensation	3,009.2	266.4	168.2
Average individual compensation	4,640.2	392.5	162.9

2013
Body	Statutory Officers	Board of Directors	Fiscal Council

	(in thousands of reais, except for the number of members)
Number of members	6.00	9.00	3.00
Highest individual compensation	6,588.9	1,279.3	192.1
Lowest individual compensation	3,390.3	289.2	178.7
Average individual compensation	5,037.8	422.4	183.2

2014
Body	Statutory Officers	Board of Directors	Fiscal Council

	(in thousands of reais, except for the number of members)
Number of members	6.92	9.00	3.00
Highest individual compensation	10,756.5	1,376.2	206.5
Lowest individual compensation	3,551.7	311.5	192.3
Average individual compensation	5,226.1	455.4	197.1

The information relating to Statutory Officers in 2014 excludes the long-term variable compensation plan, related to the five years period between 2013 and 2017 established for the CEO.

The lowest individual compensation of the Fiscal Council in 2012 and of the Statutory Officers in 2014 were considered excluding the members who remained in office for less than 12 months in the respective management bodies.

13.12.	Agreements, insurance policies or other instruments that provide for compensation or indemnification mechanisms for the management in the event of removal from position or retirement

In addition to the contribution to the Severance Pay Fund, Ultrapar implemented in 2010 a planned retirement policy in order to prepare each executive to retirement and to structure succession plans in the Company. The post-retirement benefit resulting from this policy mainly consists in an additional compensation for the termination of the employment relationship by the initiative of the Company, equivalent to 0.5 of the monthly salary for each year of relationship with the Company, up to 9 monthly salaries. The CEO is not eligible to this policy.

13.13.
Percentage of the overall compensation payable to each body recognized in the Company’s results related to the members of the Board of Directors, the Fiscal Council or the Statutory Officers who are related parties of the controlling shareholders

Prior to the Conversion, Ultra S.A. held 66% of the Company’s common shares. On the date of the Conversion, Ultra S.A. became holder of 24% of Ultrapar’s common and total capital. As a result, Ultrapar no longer has a controlling shareholder as defined in Article 116 of the Brazilian Corporate Law. However, on August 16, 2011, Ultra S.A. signed a participation contract with BM&FBOVESPA as the shareholder that exercises the control of the Ultrapar, as defined in the Novo Mercado regulation. On January 31, 2014, Ultra S.A. held 22% of the shares of Ultrapar.

The percentage of the compensation of members of the Board of Directors and of the Statutory Officers who are related parties of Ultra S.A. Participações on the overall compensation paid to such bodies were 55% and 24%, respectively, in 2012 and 63% and 0%, respectively, in 2013 and 2014. The difference between 2013 and 2012 is due to the succession of Ultrapar’s Chief Executive Officer on January 1, 2013, when the Chief Executive Officer until December 31, 2012 became a member of the Board of Directors.

13.14.
Amounts recognized in the Company’s results as compensation to members of the Board of Directors, the Fiscal Council or the Statutory Officers, aggregated by body, for any reason other than the position held by such members

The members of the Board of Directors, the Fiscal Council and the Statutory Officers did not receive any compensation other than the compensation for to the position held by such members in the Company or in its subsidiaries, except for a member of the Board of Directors who provided services to Oxiteno in the total amount of R$ 36 thousand in 2012.

13.15.
Amounts recognized in the results of the Company’s direct or indirect controlling companies, companies under common control and subsidiaries, as compensation to the members of the Company’s Board of Directors, the Fiscal Council or the Statutory Officers in 2012, 2013 and 2014.

The whole compensation of Statutory Officers is supported by subsidiaries or controlled companies as a result of to their activities as managers of such companies. Total compensation of the Board of Directors and of the Fiscal Council is directly supported by the Company.

Statutory Officers - 2012
(in thousand of reais)	Companhia Ultragaz S.A.	Bahiana Distribuidora de Gás Ltda	Utingás Armazenadora S.A.	Ipiranga Produtos de Petróleo S.A.	Empresa Carioca de Produtos Químicos S.A.	Oxiteno S.A. Indústria e Comércio	Oxiteno Nordeste S.A. Indústria e Comércio	Terminal Químico de Aratu S/A Tequimar	Total

Annual fixed compensation	2,341.9	1,727.4	121.7	2,318.3	798.9	2,080.5	985.1	1,117.8	11,491.5
Salary	1,372.1	1,054.1	70.2	1,411.4	478.4	1,235.3	626.4	658.1	6,906.0
Direct and indirect benefits	969.8	673.3	51.4	906.9	320.5	845.2	358.6	459.8	4,585.5
Variable compensation	2,336.5	1,657.1	-	2,148.9	494.5	2,011.9	1,008.3	846.2	10,503.4
Profit sharing	2,336.5	1,657.1	-	2,148.9	494.5	2,011.9	1,008.3	846.2	10,503.4
Others	-		-	-	-	-	-	-	-
Post-retirement benefit	755.8	105.0	7.3	541.5	49.2	531.1	61.7	457.7	2,509.2
Benefits due to the interruption in the exercise of the position	-	-	-	-	-	-	-	-	-
Stock-based compensation	1,494.2	-	-	702.3	-	652.2	-	488.4	3,337.0
Total compensation	6,928.3	3,489.5	128.9	5,711.0	1,342.5	5,275.7	2,055.0	2,910.2	27,841.1

Statutory Officers - 2013
(in thousand of reais)	Companhia Ultragaz S.A.	Bahiana Distribuidora de Gás Ltda	Utingás Armazenadora S.A.	Ipiranga Produtos de Petróleo S.A.	Empresa Carioca de Produtos Químicos S.A.	Oxiteno S.A. Indústria e Comércio	Oxiteno Nordeste S.A. Indústria e Comércio	Terminal Químico de Aratu S/A Tequimar	Total

Annual fixed compensation	3,269.3	1,230.0	123.4	2,577.1	867.2	2,629.5	139.6	1,311.1	12,147.3
Salary	1,938.5	716.3	70.2	1,572.5	516,6	1,617.7	83.9	779.9	7,295.5
Direct and indirect benefits	1,330.8	513.7	53.2	1,004.7	350.6	1,011.9	55.7	531.3	4,851.8
Variable compensation	3,186.3	1,148.9	-	2,962.1	776.7	2,686.3	126.2	951.6	11,838.2
Profit sharing	3,186.3	1,148.9	-	2,962.1	776.7	2,686.3	126.2	951.6	11,838.2
Others	-	-	-	-	-	-	-	-	-

Post-retirement benefit	940.7	75.2	7.3	722.8	53.2	386.0	8.6	405.9	2,599.6
Benefits due to the interruption in the exercise of the position	-	-	-	-	-	-	-	-	-
Stock-based compensation	1,690.2	-	-	633.4	-	596.9	-	721.3	3,641.8
Total compensation	9,086.4	2,454.1	130.7	6,895.3	1,697.1	6,298.8	274.4	3,390.0	30,226.8

Statutory Officers – 2014
(in thousand of reais)	Companhia Ultragaz S.A.	Bahiana Distribuidora de Gás Ltda	Utingás Armazenadora S.A.	Ipiranga Produtos de Petróleo S.A.	Empresa Carioca de Produtos Químicos S.A.	Oxiteno S.A. Indústria e Comércio	Oxiteno Nordeste S.A. Indústria e Comércio	Terminal Químico de Aratu S/A Tequimar	Imifarma Prod. Farm. Cosméticos S/A	Total

Annual fixed compensation	3,339.4	1,291.9	124.6	3,156.7	932.6	2,655.9	149.8	1,448.3	1,027.2	14,126.3
Salary	1,982.8	781.9	70.2	1,954.3	556.5	1,631.0	90.4	856.4	640.0	8,563.6
Direct and indirect benefits	1,356.6	510.0	54.4	1,202.3	376.1	1,024.8	59.4	591.9	387.2	5,562.7
Variable compensation	3,736.0	1,033.6	-	2,971.9	620.4	2,988.0	100.8	1,030.6	853.3	13,334.7
Profit sharing	2,894.2	1,033.6	-	2,971.9	620.4	2,146.2	100.8	1,030.6	853.3	11,651.0
Others	841.8	-	-	-	-	841.8	-	-	-	1,683.7
Post-retirement benefit	1,518.9	78.5	7.3	604.6	57.1	796.5	9.3	447.3	140.4	3,659.9
Benefits due to the interruption in the exercise of the position	-	-	-	-	-	-	-	-	-	-
Stock-based compensation	2,471.50	-	-	369.2	-	1,970.2	-	650.8	-	5,461.8
Total compensation	11,065.8	2,404.1	131.9	7,102.4	1,610.2	8,410.6	259.8	3,577.1	2,020.9	36,582.7

13.16.	Other information deemed relevant by the issuer

Not applicable.

ANNEX VI – ITEMS 12.6 TO 12.10 AND 12.12 OF THE REFERENCE FORM

12.	Annual General Meeting and Management

12.6.	Information about the candidates for the Board of Directors and the Fiscal Council indicated or supported by the management

Board of Directors

Name	Age	Profession	CPF	Elective position to be held	Expected election and investiture date	Term of office	Other positions held in the issuer

Paulo Guilherme Aguiar Cunha	75	Engineer	008.255.498-68	Board of Directors (Effective)	04/15/15	Until 2017 AGM	-
Lucio de Castro Andrade Filho	69	Engineer	061.094.708-72	Board of Directors (Effective)	04/15/15	Until 2017 AGM	Member of the Compensation Committee
Pedro Wongtschowski	68	Engineer	385.585.058-53	Board of Directors (Effective)	04/15/15	Until 2017 AGM	-
Jorge Marques de Toledo Camargo	60	Geologist	114.400.151-04	Board of Directors (Effective - Independent)	04/15/15	Until 2017 AGM	-
Nildemar Secches	66	Engineer	589.461.528-34	Board of Directors (Effective - Independent)	04/15/15	Until 2017 AGM	Member of the Compensation Committee
José Maurício Pereira Coelho	48	Accountant	853.535.907-91	Board of Directors (Effective - Independent)	04/15/15	Until 2017 AGM	-
Olavo Egydio Monteiro de Carvalho	73	Engineer	007.260.107-82	Board of Directors (Effective - Independent)	04/15/15	Until 2017 AGM	-
Alexandre Gonçalves Silva	69	Engineer	022.153.817-87	Board of Directors (Effective)	04/15/15	Until 2017 AGM	-
Carlos Tadeu da Costa Fraga	57	Engineer	465.343.697-53	Board of Directors (Effective - Independent)	04/15/15	Until 2017 AGM	-

Fiscal Council
Name	Age	Profession	CPF	Elective position to be held	Expected election and investiture date	Term of office	Other positions held in the issuer

Flavio César Maia Luz	63	Engineer	636.622.138-34	Member of Fiscal Council (Effective)	04/15/15	Until 2016 AGM	-
Mario Probst	61	Business administrator and accountant	029.415.318-74	Member of Fiscal Council (Effective)	04/15/15	Until 2016 AGM	-

Janio Carlos Endo Macedo	53	Bank employee	038.515.528-06	Member of Fiscal Council (Effective)	04/15/15	Until 2016 AGM	-
Márcio Augustus Ribeiro	60	Engineer	006.211.088-80	Member of Fiscal Council (Alternate)	04/15/15	Until 2016 AGM	-
Pedro Ozires Predeus	70	Accountant	005.474.508-00	Member of Fiscal Council (Alternate)	04/15/15	Until 2016 AGM	-
Paulo Cesar Pascotini	55	Bank employee	246.904.300-04	Member of Fiscal Council (Alternate)	04/15/15	Until 2016 AGM	-

12.7.
 Information about the members of statutory committees, the audit  committee, the risk committee, the finance committee and the  remuneration  committee, even if such committees or structures are not established by the Bylaws

Candidates presented in this document do not belong to audit, risk, financial and remuneration committees or structures involved in the decision-making process of the management or administrative bodies of the Company as consultants or supervisors.

On June 28th, 2011, it was approved, at the extraordinary general shareholders’ meeting, amendment to the Company's bylaws. Among the approved amendments was the creation of audit and compensation committees, as ancillary bodies of the Board of Directors, each with three members. The audit committee is composed of three independent members, of whom at least two are not directors. The compensation committee is composed of at least two independent directors.

According to Article 41 of the Company’s bylaws, in the event the Fiscal Council is established, it shall act as the Audit Committee with all duties required for the Audit Committee pursuant to the Company’s bylaws, and its members are subject to all the requirements and limitations provided for by law. The Audit Committee will not operate in any fiscal year when a Fiscal Council is installed.

12.8.	Information about the management and members of the Fiscal Council, providing:

a. Résumé

i. Main professional experience over the last 5 years

Board of Directos

Paulo Guilherme Aguiar Cunha

Company	Position	Main activity of the company
Ultrapar Participações S.A.	• Chairman of the Board of Directors (1998-current)	Holding engaged in specialized distribution and retail, specialty chemicals and storage for liquid bulk
Ultra S.A. Participações	• CEO (1984-current) • Chairman of the Board of Directors (1999-current)	Holding that owns 22% of Ultrapar’s shares
FIESP – Federação das Indústrias do Estado de São Paulo	• Member of the Strategic Superior Council (2008-2014)	Entity that represents the industries of the state of São Paulo
Monteiro Aranha S.A.	• Member of the Board of Directors (1997-current)	Holding company with shareholding position higher than 5% of the Company’s common shares
Insper São Paulo	• Board member of the Consultative Council (1999-current)	Education
IPT– Instituto de Pesquisas Tecnológicas	• Member of the Advisory Council (2007-2012)	Technological research institute
PUC – RJ	• Member of the Development Board (2004-current)	Education
IEDI – Instituto de Estudos para o Desenvolvimento Industrial	• Founder and member of the Board of Directors (1990-current)	Private institute for studies on the industry and national development

Lucio de Castro Andrade Filho

Company	Position	Main activity of the company
Ultrapar Participações S.A.	• Vice-chairman of the Board of Directors (1998-current) • Member of the Compensation Committee (2011-current)	Holding engaged in specialized distribution and retail, specialty chemicals and storage for liquid bulk
Ultra S.A. Participações	• Officer (1982-current) • Member of the Board of Directors (1982-current)	Holding that owns 22% of Ultrapar’s shares
Associação Arte Despertar	• Board member of the Consultative Council (2005-currrent)	Education

Pedro Wongtschowski

Company	Position	Main activity of the company
Ultrapar Participações S.A.	• Chief Executive Officer (2007-2012) • Member of the Board of Directors (2013-current)	Holding engaged in specialized distribution and retail, specialty chemicals and storage for liquid bulk
Ultra S.A. Participações	• Officer (current) • Member of the Board of Directors (current)	Holding that owns 22% of Ultrapar’s shares

Cia. Ultragaz S.A.	• Member of the Board of Directors (1995-2012)	Holding (part of the Company’s economic group)
Ultracargo Operações Logísticas e Participações Ltda	• Chief Executive Officer (2007-2012)	Holding (part of the Company’s economic group)
Terminal Químico de Aratu S.A. – Tequimar	• Member of the Board of Directors (2000-2012)	Storage for liquid bulk (part of the Company’s economic group)
Melamina Ultra S.A. – Indústria Química	• Chairman of the Board of Directors (1996 - 2012)	Chemical industry (part of the Company)
Ipiranga Produtos de Petróleo S.A.	• Chairman of the Board of Directors (2009-2012)	Fuel distribution (part of the Company’s economic group)
ABIQUIM – Associação Brasileira da Indústria Química	• Board member of the Consultative Council (current)	Chemical industry association
APLA – Associação Química e Petroquímica Latino Americana	• President (2010-2012) • Board member of the Consultative Council (2012 – current)	Chemical and petrochemical industry association
ANPEI – Associação Nacional de Pesquisa e Desenvolvimento das Empresas Inovadoras	• Chairman of the Board (current)	Entity representing innovative companies
CNPEM – Centro Nacional de Pesquisa em Energia e Materiais	• Chairman of the Board of Directors (current)	Association of scientific and technological development - National Laboratories
FIESP – Federação das Indústrias do Estado de São Paulo	• Board Member of Technology and Competitiveness and Economics (current)	Federation of Industries of São Paulo
CIRJ – Centro Industrial do Rio de Janeiro	• Board Member (current)	Private organization of business representation
CONCITE – Conselho Estadual de Ciência e Tecnologia do Estado de São Paulo	• Member of the Board (current)	Institution to deliberate about Science and technological issues in the State of São Paulo
CNI-Confederação Nacional das Indústrias	• Member of Steering Committee for Innovation (current)	Organization that defends the interests of the Brazilian industry towards the development of the productive sector and the country itself.
EMBRAPII – Empresa Brasileira de Pesquisa e Inovação Industrial	• Chairman of the Board of Directors (current)
Organization to promote and encourage the implementation of research, devolopment and innovation projects, aimed at industrial sectors through the cooperation with technological research institutions, under the signing of a contract with the Ministry of Science, Techonoly and Innovation as a supervisor body and with the Ministry of Education

Anjos do Brasil	• Board member of the Consultative Council (current)	Non-profit organization created to foster the investments in Brazil, supporting the development of entrepreneurship and innovation
Associação Fundo Patrimonial Amigos da Poli	• Vice-chairman of Deliberative Council (current)	Association engaged in raising donations for projects in Escola Politécnica da Universidade de São Paulo (USP)
Arteris S.A.	• Member of the Board of Directors (2013 – current)	Company engaged in road concessions segment in Brazil
Companhia Nitro Química Brasileira	• Member of the Board of Directors (2013 – current)	Company engaged in the production of nitrocellulosis
CTC – Centro de Tecnologia Canavieira	• Member of the Board of Directors (2014 – current)	World’s main center for the development and integration of disruptive technologies of the sugar-energy industry

Jorge Marques de Toledo Camargo

Company	Position	Main activity of the company
Prumo Logística S.A.	• Member of the Board of Directors and of the Strategy Committee (2014 – current)	Logistics infrastructure company
Instituto Brasileiro de Petróleo - IBP	• President (2015 – current) • Member of the Board of Directors and Officer (2010 – 2015)	Organization to promote the oil industry
Nexans Brasil S.A.	• Member of the Strategic Consultative Council (2014 – current)	Electrical materials manufacturer
McKinsey & Comp, Inc. Brasil	• Senior Consultant (2012 – current)	Consulting company
Mills Estruturas e Serviços de Engenharia S.A.	• Member of the Board of Directors and of the Risks and Compliance Committee (2011 – current)	Brazilian specialized engineering services company
Karoon Petróleo e Gás S.A.	• Consultant of the Board of Directors (2011 – current)	Company engaged in the exploration and production of oil and gas, concentrated in the South America
Statoil do Brasil Ltda.	• Senior Consultant (2010 – current)	Company engaged in the exploration and production of oil and gas
Energy Ventures	• Member of the Consultative Council and Operating Partner (2010 – current)	Venture capital focused on investments in new technologies for the oil industry
Deepflex do Brasil Ltda.	• Member of the Board of Directors (2010 – 2013)	Company engaged in the production of non-metallic flexible tubes for offshore production

Nildemar Secches

Company	Position	Main activity of the company
Ultrapar Participações S.A.	• Member of the Board of Directors (2002-current) • Member of the Compensation Committee (2011-current)	Holding engaged in specialized distribution and retail, specialty chemicals and storage for liquid bulk
Itaú Unibanco Holding S.A.	• Member of the Board of Directors (2012-current)	Financial institution
Brasil Foods S.A.	• Chairman of the Board of Directors (2007-2013) • Chief Executive Officer (1995-2008)	Company with operations in the food segment
Weg S.A.	• Member of the Board of Directors (1997- current, being the chairman of the Board of Directors from October 2004 to April 2008)	Manufacturing and trading of engines, electrical equipment and coatings
Suzano Papel e Celulose S.A.	• Member of the Board of Directors (2008- current)	Pulp and paper industry
Grupo Iochpe-Maxion	• Member of the Board of Directors (2004-current)	Industrial holding

José Maurício Pereira Coelho

Company	Position	Main activity of the company
Banco do Brasil S.A.	• Vice-chairman of Financial Management and Investor Relations (2015 – current)	Financial institution
Banco do Brasil S.A.	• Chief Financial Officer (2012 – 2015)	Financial institution
Banco do Brasil S.A.	• Capital Markets Officer (2009 – 2012)	Financial institution
BB Securities LLC, em Nova Iorque	• Member of the Board of Directors (2009 – current)	Financial institution
BB Securities Limited, em Londres	• Member of the Board of Directors (2009 – current)	Financial institution

Banco do Brasil Aktiengesellschaft (BB AG), na Áustria	• Member of the Board of Directors (2011 – current)	Financial institution
BB Securities Asia Pte. Ltda., em Cingapura	• Member of the Board of Directors (2011 – current)	Financial institution
Cielo S.A.	• Member of the Board of Directors (2012 – current)	Company operating in payment card’s segment in Latin America
Cosern – Companhia de Energia do Rio Grande do Norte (Grupo Neoenergia)	• Member of the Board of Directors (2013 – current)	Public utility company in Rio Grande do Norte

Olavo Egydio Monteiro de Carvalho

Company	Position	Main activity of the company
Ultrapar Participações S.A.	• Member of the Board of Directors (2002-current)	Holding engaged in specialized distribution and retail, specialty chemicals and storage for liquid bulk
Monteiro Aranha S.A.	• Chairman of the Board of Directors (1996-current)	Holding company with shareholding position higher than 5% of the Company’s common shares
Geociclo Biotecnologia S.A.	• Partner (2001-current)	Environmental solutions for the treatment of organic and minerals wastes, producing organic fertilizers
Conselho Municipal de Desenvolvimento – COMUDES	• Member of the Board (2009- current)
Institution focused on the discussion and the
improvement  of  projects  that  aim  at  the economic  and  social  development  of  the city of Rio de Janeiro and on the monitoring of the implementation of these projects

Klabin S.A.	• Member of the Board of Directors (1979-current)	Production, export and recycling of paper
Agência Rio-Negócios	• Chairman of the Board of Directors (2010-current)	Investment and promotion agency created to promote the economic and commercial potential of the city, consolidating Rio de Janeiro as a major world business center

Alexandre Gonçalves Silva

Company	Position	Main activity of the company
Embraer S.A.	• Chairman of the Board of Directors (2012-current) • Member of the Board of Directors (2011 – 2012)	Public-traded company engaged in the production of aircrafts
Fibria Celulose S.A.	• Member of the Board of Directors (2009 – current)	Company engaged in the production of eucalyptus pulp
Tecsis – Tecnologia e Sistemas Avançados S.A.	• Member of the Board of Directors (2013 – current)	Company engaged in the production of blades for wind energy generation
Companhia Nitro Química Brasileira	• Member of the Board of Directors (2012 – current)	Company engaged in the production of nitrocellulosis
American Chamber of Commerce for Brazil (AMCHAM)	• Member of the Board (2005 – 2010)	Commercial association
Fundação Maria Cecília Souto Vidigal	• Member of the Board of Trustees (2008 – current)	Foundation focused on the development of early childhood

Carlos Tadeu da Costa Fraga

Company	Position	Main activity of the company
Petróleo Brasileiro S.A. - Petrobras	• Executive Manager of Exploration and Production of the Pre-salt (2012 – February 2015) • Executive Manager of Petrobras’ Research Center (CENPES) (2003 – 2012)
Semi-public company engaged in the exploration and production of oil and gas; refining; natural gas supply; distribution; petrochemicals and fertilizers; electric energy generation; biofuels production; and transportation and marketing

Instituto de Pesquisas Tecnológicas de São Paulo	• Member of the Orientation Board (2008 – 2012)
Institute bound to the Secretary of Economic Development, Science, Technology and Innovation in the State of São Paulo. Operates in four main areas: innovation, research and development; technological services; meteorological development and support; and information education in technology

Universidade Federal do Rio de Janeiro	• Member of the Technological Park Council (2006 – 2012)	Federal institution of high education in Rio de Janeiro

Fiscal Council

Effective members

Flavio César Maia Luz

Company	Position	Main activity of the company
Ultrapar Participações S.A.	• President of the Fiscal Council (2005-current)	Holding engaged in specialized distribution and retail, specialty chemicals and storage for liquid bulk
Itaúsa S.A.	• Member of the Fiscal Council (2014-current)	Holding engaged in financial and industrial segments
CTEEP S.A.	• Member of Fiscal Council (2012-current)	Company that operates in the energy sector
Senior Solutions S.A.	• Member of the Board of Directors (2012-current)	Company that develops systems to meet the needs of financial institutions
Ser Educacional S.A.	• Member of the Board of Directors (2010-current)	Conglomerate of institutions of higher and technical education
Doing Business Consultoria Empresarial Ltda.	• Managing Partner (2010-current)	Boutique business and corporate finance
Cofra Latin America – Grupo C&A	• Corporate and Financial Vice president (2001-2010)	Investments holding in the retail, financial and real estate segments in Latin America

Mario Probst

Company	Position	Main activity of the company
Ultrapar Participações S.A.	• Member of the Fiscal Council (2005-current)	Holding engaged in specialized distribution and retail, specialty chemicals and storage for liquid bulk
Odontoprev S.A.	• Member of the Fiscal Council (2007-2014)	Publicly traded company that provides dental plans
Companhia Brasileira de Distribuição	• Member of the Fiscal Council (2009-current)	Publicly traded company in the retail sector
Via Varejo S.A.	• Member of the Fiscal Council (2010-2012)	Publicly traded company in the retail sector
Hospital Alemão Oswaldo Cruz	• Member of Deliberative Council (2007-current)	Hospital

Janio Carlos Endo Macedo

Company	Position	Main activity of the company
Banco do Brasil S.A.	• Government Affairs Officer (2012-current) • Officer (2009-2010)	Financial institution

Fundo da Marinha Mercante	• Board Member (2013-current)	Fund engaged in providing capital for the development of the Merchant Navy and ship repairment industry in Brazil
Ativos S.A.	• Member of the Board of Directors (2013)	Securitization of financial credits
Companhia de Seguros Aliança do Brasil	• Commercial Director (2010-2011)	Insurance operations

Alternate members

Márcio Augustus Ribeiro

Company	Position	Main activity of the company
Ultrapar Participações S.A.	• Alternate member of the Fiscal Council (2007-atual)	Holding engaged in specialized distribution and retail, specialty chemicals and storage for liquid bulk
Frigorífico Prieto Ltda.	• Administration and finance director (2008-2010)	Food segment

Pedro Ozires Predeus

Company	Position	Main activity of the company
Ultrapar Participações S.A.	• Alternate member of the Fiscal Council (2005-current)	Holding engaged in specialized distribution and retail, specialty chemicals and storage for liquid bulk
Grupo Iochpe-Maxion	• Member of the Audit Committee (2005-2013)	Industrial holding
PriceWaterhouseCoopers (PWC)	• Retired partner	Audit
Religious and social services organization	• Member of the Board and the Audit Committee (2004-2012)
Alma Clínica de Doenças Nervosas S/S Ltda.	• Administrative and Finance Officer (2013 – current)	Family owned medical clinic

Paulo Cesar Pascotini

Company	Position	Main activity of the company
Ultrapar Participações S.A.	• Alternate member of the Fiscal Council (2014 – current)	Holding engaged in specialized distribution and retail, specialty chemicals and storage for liquid bulk
Banco do Brasil S.A.	• Executive Manager (2009-2012)	Financial institution

i. Management positions, currently, of formerly held, in publicly traded companies

Board of Directors

Paulo Guilherme Aguiar Cunha

- Ultrapar Participações S.A. - Chief Executive Officer, President of the Board of Directors
- Monteiro Aranha S.A. - Member of the Board of Directors
- Melamina Ultra S.A. - Officer
- Oxiteno S.A. Indústria e Comércio - Director, Superintendent Officer, Chief Executive Officer
- Oxiteno Nordeste S.A. Indústria e Comércio - Superintendent Officer, Chief Executive Officer, Chairman of the Board of Directors
- BNDES Participações S.A. (BNDESPAR) - Member of the Board of Directors
- COPENE – Petroquímica do Nordeste S.A. - Member of the Board of Directors
- CSN - Cia Siderúrgica Nacional - Member of the Board of Directors
- Cia. Ultragaz S.A. - Chairman of the Board of Directors

Lucio de Castro Andrade Filho

- Ultrapar Participações S.A. - Vice-President, Vice-chairman of the Board of Directors, Member of the Compensation Committee
- Oxiteno S.A. Indústria e Comércio - Alternate member of the Board of Directors, Member of the Board of Directors
- Oxiteno Nordeste S.A. Indústria e Comércio - Alternate member of the Board of Directors, Member of the Board of Directors
- Ultraquímica Participações S.A. - Vice-chairman of the Board of Directors
- Terminal Químico de Aratu S.A. - Tequimar - Member of the Board of Directors, Chairman of the Board of Directors
- Cia. Ultragaz S.A. - Member of the Board of Directors

Pedro Wongtschowski

- Ultrapar Participações S.A. - Officer, Chief Executive Officer, Member of the Board of Directors
- Ultraquímica Participações S.A. – Superintendent Officer, Member of the Board of Directors
- Oxiteno S.A. Indústria e Comércio - Superintendent Officer
- Oxiteno Nordeste S.A. Indústria e Comércio - Superintendent Officer, Member of the Board of Directors
- Terminal Químico de Aratu S.A. - Tequimar - Member of the Board of Directors
- Companhia Brasileira de Petróleo Ipiranga - Chairman of the Board of Directors
- Distribuidora de Produtos de Petróleo Ipiranga S.A. - Chairman of the Board of Directors
- Cia Ultragaz S.A. - Member of the Board of Directors
- Melamina Ultra S.A. - Indústria Química – Chairman of the Board of Directors
- Arteris S.A. – Member of the Board of Directors
- Companhia Nitro Química Brasileira - Member of the Board of Directors

Jorge Marques de Toledo Camargo
- Prumo Logística S.A. - Member of the Board of Directors and of the Strategy Committee
- Mills Estruturas e Serviços de Engenharia S.A. - Member of the Board of Directors and of the Risks and Compliance Committee
- Statoil ASA - Senior Vice-chairman, CEO Statoil Brasil
- Petróleo Brasileiro S.A. - Petrobras - Executive Officer

Nildemar Secches

- Ultrapar Participações S.A. - Member of the Board of Directors, Member of the Compensation Committee
- Itaú Unibanco Holding S.A. - Member of the Board of Directors
- Brasil Foods S.A. - Chief Executive Officer, Chairman of the Board of Directors
- Weg S.A. – Member of the Board of Directors
- Suzano Papel e Celulose S.A. - Member of the Board of Directors
- Grupo Iochpe-Maxion - Corporate Officer and Member of the Board of Directors

José Maurício Pereira Coelho
- Banco do Brasil S.A. - Vice-chairman of Financial Management and Investor Relations
- Cielo S.A. - Member of the Board of Directors
- Cosern – Companhia de Energia do Rio Grande do Norte – Member of the Board of Directors

Olavo Egydio Monteiro de Carvalho

- Ultrapar Participações S.A.- Member of the Board of Directors
- Klabin S.A. - Member of the Board of Directors
- Monteiro Aranha S.A. - Chairman of the Board of Directors
- Ericsson Telecomunicações S.A. - Chairman of the Board of Directors
- Matel Tecnologia de Teleinformática S.A. (MATEC) - Chairman of the Board of Directors
- Oxiteno S.A. Indústria e Comércio - Member of the Board of Directors
- Oxiteno Nordeste S.A. Indústria e Comércio - Member of the Board of Directors

Alexandre Gonçalves Silva
- Embraer S.A. - Member of the Board of Directors and of the Strategy Committee
- Fibria Celulose S.A. - Member of the Board of Directors
- Companhia Nitro Química Brasileira – Member of the Board of Directors

Carlos Tadeu da Costa Fraga
- Petrobras Energia (publicly traded company in Argentina) - Member of the Board of Directors, from 2006 to 2009

Fiscal Council

Effective members

Flavio César Maia Luz
- Ultrapar Participações S.A. - President of the Fiscal Council
- Itaúsa S.A. - Member of the Fiscal Council
- CTEEP S.A. - Member of the Fiscal Council
- Senior Solutions S.A. - Member of the Board of Directors
- Ser Educacional S.A. - Member of the Board of Directors
- Light Serviços de Eletricidade S.A. - Member of the Board of Directors
- Eletropaulo S.A. - Vice-president of the Board of Directors and Executive Officer
- Duratex S.A. - Vice-President

Mario Probst
- Ultrapar Participações S.A. - Member of the Fiscal Council
- Gafisa S.A. - Secretary of the Audit Committee
- Odontoprev S.A. - Member of the Fiscal Council

- Companhia Brasileira de Distribuição - Member of the Fiscal Council
- Via Varejo S.A. (ex Globex Utilidades S/A) - Member of the Fiscal Council

Janio Carlos Endo Macedo
- Banco do Brasil S.A. – Government Affairs Officer

Alternate members

Márcio Augustus Ribeiro
- Ultrapar Participações S.A. - Alternate member of the Fiscal Council
- Sobral Invicta S.A. - Administration and Finance Officer

Pedro Ozires Predeus
- Ultrapar Participações S.A. - Alternate member of the Fiscal Council
- Grupo Iochpe-Maxion - Member of the Audit Committee
- Aços Villares from Grupo Gerdau - Member of the Fiscal Council

Paulo Cesar Pascotini
- Ultrapar Participações S.A. - Alternate member of the Fiscal Council
- Banco do Brasil S.A. - Executive Manager, Superintendent (South and Central regions) – São Paulo.

a. Events which have occurred over the last 5 years, related to:

i.	any criminal sentence

ii.	any judgment in administrative proceeding by CVM and the penalties applied

iii.	any final and unappealable judgment, at legal or administrative level, which has suspended or disqualified the candidate in connection with the performance of any professional or business activity

Members of the Board of Directors and members of the Fiscal Council informed the Company that there were no criminal sentences, in any administrative proceeding by CVM or any other legal or administrative judgment that has suspended their ability or unqualified them to perform any professional or business activity.

12.9. Material relationship, stable union or family relationship up to the second degree between:

a.	the Company’s officers and directors:

Mr. Lucio de Castro Andrade Filho is son-in-law of Mrs. Ana Maria Levy Villela Igel, both members of the
Board of Directors of Ultrapar Participações S.A until the Annual General Meeting (AGM) of April 15, 2015.

b.	(i) the Company’s officers and directors and (ii) the officers and directors of any of the Company’s subsidiaries, whether direct or indirect

None.

c.	(i) the Company’s or its subsidiaries’ officers and directors, whether direct or indirect and (ii) the Company’s direct or indirect controlling shareholders

Not applicable.

d.	(i) the Company’s officers and directors and (ii) the officers and directors of any of the Company’s controlling shareholders, whether direct or indirect

None.

12.10.	Subordination, service rendering or control relationships kept, over the last 3 fiscal years, between the Company’s management and:

a.	any of the Company’s direct or indirect subsidiaries

None.

b.	any of the Company’s direct or indirect controlling shareholders

Mr. Paulo Guilherme Aguiar Cunha, Mr. Lucio de Castro Andrade Filho and Mr. Pedro Wongtschowski, all members of the Board of Directors of Ultrapar, are shareholders, members of the Board of Directors and officers of Ultra S.A., holding that owns approximately 22% of the total capital of Ultrapar, which in turn no longer has a controlling shareholder under article 116 of the Brazilian Corporate Law. However, for purposes of compliance with the rules of the Novo Mercado, on August 16, 2011 Ultra S.A. signed a participation contract with BM&FBOVESPA as the shareholder that used to exercise the control of the Ultrapar, according to Novo Mercado regulation.

c.	if material, any supplier, customer, debtor or creditor of the Company, its subsidiary or controlling shareholders or the subsidiaries of any of the foregoing

The subsidiary IPP had, on December 2014, fixed and floating rate loans in the amount of R$3.4 billion with Banco do Brasil, a financial institution in which Mr. José Maurício Pereira Coelho is currently Vice President of Financial Management and Investor Relations and Mr. Janio Carlos Endo Macedo is currently Government Affairs Officer.

Mr. Carlos Tadeu da Costa Fraga has held positions at Petróleo Brasileiro S.A. - Petrobras until 2015, as described in item 12.8., resignating on February 5, 2015. Petrobras is the main supplier of LPG and oil fuels in Brazil. During the last 3 fiscal years, both Ultragaz and Ipiranga purchased from Petrobras almost all of LPG and oil fuels volume necessary for their operations.

Mr. José Maurício Pereira Coelho, Mr. Janio Carlos Endo Macedo and Mr. Carlos Tadeu da Costa Fraga are not currently part of Ultrapar’s management neither were during the last 3 years. However, they are candidates proposed by the management for the Board of Directors and Fiscal Council.

GLOSSARY

References in the items 10, 12.6 to 12.10, 12.12 and 13 of the Reference Form which are part of this document, to “Ultrapar”, “we”, “our”, “us” and “the Company” are to Ultrapar Participações S.A. and its consolidated subsidiaries (unless the context otherwise requires).

In addition, all references in this document to:

“ADRs” are to the American Depositary Receipts;

“am/pm” are to Ipiranga’s convenience stores franchise network that operate under the brand am/pm, managed by am/pm Comestíveis Ltda. and Conveniência Ipiranga Norte Ltda.;

“American Chemical” are to American Chemical I.C.S.A;

“ANFAVEA” are to Associação Nacional dos Fabricantes de Veículos Automotores, the Brazilian Association of Vehicle Producers;

“ABRAFARMA” Associação Brasileira de Farmácias e Drogarias, the Brazilian Association of Pharmacies and Drugstores;

“ANP” are to the Agência Nacional de Petróleo, Gás Natural e Biocombustíveis, the Brazilian oil, natural gas and biofuels regulatory agency;

“BM&FBOVESPA” are to the Bolsa de Valores, Mercadorias e Futuros de São Paulo, the São Paulo Stock Exchange;

“Brazilian government” are to the federal government of the Federative Republic of Brazil;

“Cia. Ultragaz” are to Companhia Ultragaz S.A.;

“ConectCar” are to ConectCar Soluções de Mobilidade Eletrônica S.A.

“Conversion” are to the conversion of all preferred shares issued by the company into common shares, at a ratio of 1 (one) preferred share for 1 (one) common share, as approved at the extraordinary general shareholders’ meeting and the special preferred shareholders’ meeting, both held on June 28, 2011;

“CVM” are to Comissão de Valores Mobiliários, the Brazilian securities authority;

“DNP” are to Distribuidora Nacional de Petróleo Ltda.;

“Extrafarma” are to Imifarma Produtos Farmacêuticos e Cosméticos S.A.;

“LPG” are to liquefied petroleum gas;

“IFRS” are to International Financial Reporting Standards;

“Ipiranga” are to Ultrapar’s subsidiaries which operate in the fuel and lubricant distribution and related activities;

“IPP” are to Ipiranga Produtos de Petróleo S.A.;

“Latin America” are to countries in America other than the United States and Canada;

“LPG International” are to LPG International Inc.;

“Maxfácil” are to Maxfácil Participações S.A.;

“Notes” or “Notes” are to Note to the Consolidated Financial Statements of Ultrapar for the year ended December 31, 2014;

“NYSE” are to the New York Stock Exchange;

“Oxiteno Nordeste” are to Oxiteno Nordeste S.A. Indústria e Comércio;

“Oxiteno Overseas” are to Oxiteno Overseas Co.;

“Oxiteno” are to Oxiteno S.A. Indústria e Comércio, our wholly owned subsidiary and its subsidiaries that produce ethylene oxide and its principal derivatives, fatty alcohols and other specialty chemicals;

“Petrobras” are to Petróleo Brasileiro S.A.;

“Real”, “Reais” or “R$” are to Brazilian reais, the official currency of Brazil;

“RPR” are to Refinaria de Petróleo Riograndense S.A. (formerly Refinaria de Petróleo Ipiranga S.A.), a company engaged in oil refining;

“Serma” are to Association of users of data processing equipment and related services responsible for IT services for Ultrapar;

“Temmar” are to Terminal Marítimo do Maranhão S.A.;

“Tequimar” are to Terminal Químico de Aratu S.A.;

“Ultra S.A.” are to Ultra S.A. Participações, a holding company owned by members of the founding family and senior management of Ultrapar. Ultra S.A. is the largest shareholder of Ultrapar, holding 22% of its total capital stock. Prior to the Conversion, Ultra S.A. owned 66% of the voting capital of Ultrapar;

“Ultracargo” are to Ultracargo Operações Logísticas e Participações Ltda., our wholly owned subsidiary and its subsidiaries that provide logistics services for liquid bulk cargo;

“Ultragaz” are to Ultrapar’s subsidiaries that operate in the distribution of LPG and;

“US$”, “dollar”, “dollars” or “U.S. dollars” are to the United States dollar.

MODEL FOR POWER OF ATTORNEY

Power of Attorney

Through the intermediary of this private instrument, [ Shareholder ], [[ nationality ], [ civil status ], [occupation ], bearer of the identity document, number [•] [ issuing entity], resident and domiciled at [full address] or [legal entity duly incorporated in accordance with the laws of [•], with its head offices at [•], enrolled at the Taxpayer Register under number [•]] (“Principal”), nominates and constitutes as [his/her/its] attorney-in-fact SANDRA LÓPEZ GORBE, Brazilian, single, lawyer, national identity card RG nr. 094233582-IFP/RJ, professional identity card OAB/RJ nr. 097181, and enrolled at the Taxpayers Register CPF/MF under nr. 035.539.407-35; THIAGO DE MELLO RIBEIRO COUTINHO, Brazilian, married, lawyer, national identity card RG nr. 1790900-SSP/PB, professional identity card OAB/SP nr. 176386, and enrolled at the Taxpayers Register CPF/MF under nr. 265.000.098-86; DENIZE SAMPAIO BICUDO, Brazilian, single, lawyer, national identity card RG nr. 32.308.230-0-SSP/SP, professional identity card OAB/SP nr. 239.515, and enrolled at the Taxpayers Register CPF/MF under nr. 220.578.448-03;  CAIO MARON ZANINI, Brazilian, single, lawyer, national identity card RG nr. 34.616.342-SSP/SP, professional identity card OAB/SP under nr.  256.842, and enrolled at the Taxpayers Register CPF/MF under nr. 312.347.968-48, FLÁVIA HELENA DA SILVA MELLO MOURA, Brazilian, married, lawyer, national identity RG nº 35.114.378-6-SSP/SP, professional identity card OAB/SP under nº 293.405 and enrolled at the Taxpayers Register CPF/MF under nr. 011.592.781-64; with powers, acting in isolation and independently of the order of nomination, to represent the Principal in the position of holder of [•] ([number of shares in words]) common shares issued by Ultrapar Participações S.A., a publicly held company registered in the corporate tax register (CNPJ/MF) under number 33.256.439/0001-39, with registered offices at Av. Brigadeiro Luís Antônio, 1.343, in the city São Paulo, state of São Paulo (“Company”), in the Ordinary General Meeting to be held at 2:00 p.m. on April, 15, 2015 at the corporate headquarters of the Company, signing the Shareholders’ Presence Register of the Company and the minutes of the Ordinary General Meeting for the specific purpose of voting in strict conformity with the following guidance:

(1) To approve the Management Report and the Financial Statements of the Company for the fiscal year ending December 31 2014:

In Favor	Against	Abstention
[ ]	[ ]	[ ]

Mark with an X in the box of your choice above.

(2) To approve the proposal for the allocation of the Company’s net earnings for the fiscal year ending December 31 2014:

In Favor	Against	Abstention
[ ]	[ ]	[ ]

Mark with an X in the box of your choice above.

(3) With respect to the election of the Company’s Board of Directors, to exercise the vote of the slate proposed by the current Board of Directors of the Company as instructed in the chart below, and if cumulative voting for the election is requested, to distribute the votes attributed to the shares held by the Principal proportionally among all members of the slate:

Vote for the Slate	Vote against	Abstention
[ ]	[ ]	[ ]

Mark with an X in the box of your choice above.

(4) To set the compensation of the members of Management as proposed by the Management of the Company:

In Favor	Against	Abstention
[ ]	[ ]	[ ]

Mark with an X in the box of your choice above.

(5) To elect the members of the Fiscal Council as proposed by the Management of the Company:

Effective Member	Alternate Member
Flavio Cesar Maia Luz	Márcio Augustus Ribeiro
Mario Probst	Pedro Ozires Predeus
Jânio Carlos Endo Macedo	Paulo Cesar Pascotini

In Favor	Against	Abstention
[ ]	[ ]	[ ]

Mark with an X in the box of your choice above.

(6) To set the compensation of the Fiscal Council as proposed by the Management of the Company:

In Favor	Against	Abstention
[ ]	[ ]	[ ]

Mark with an X in the box of your choice above.

The attorneys-in-fact hereby nominated have no right or obligation whatsoever to take any other measures in the name of the Principal not expressly provided for in this instrument or which are necessary to its exact fulfillment.

This power of attorney, which may be delegated in full or partially, shall be valid for the aforementioned Ordinary General Meeting, whether installed upon the first convening notice or upon the second convening notice.

[day] [ month ] 2015.

[ Shareholder ]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 26, 2015

ULTRAPAR HOLDINGS INC.

By:	/s/ André Covre
	Name:	André Covre
	Title:	Chief Financial and Investor Relations Officer

(Board of Directors Minutes, Manual for Shareholders’ Participation in the Annual Shareholders’ Meeting of April 15, 2015)